    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 28, 1996


                                                      REGISTRATION NO. 333-11111
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                                RIDGEVIEW, INC.
             (Exact name of Registrant as specified in its charter)

        NORTH CAROLINA                       2251 & 2252                        56-0377410
(State or other jurisdiction of     (Primary Standard Industrial             (I.R.S. Employer
incorporation or organization)       Classification Code Number)            Identification No.)

                                RIDGEVIEW, INC.
                             2101 NORTH MAIN AVENUE
                          NEWTON, NORTH CAROLINA 28658
                                 (704) 464-2972
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)
                             ---------------------
                                HUGH R. GAITHER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                RIDGEVIEW, INC.
                             2101 NORTH MAIN AVENUE
                          NEWTON, NORTH CAROLINA 28658
                                 (704) 464-2972
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   COPIES TO:

                DUMONT CLARKE, IV                                    R. DOUGLAS HARMON
             MOORE & VAN ALLEN, PLLC                        SMITH HELMS MULLISS & MOORE, L.L.P.
          NATIONSBANK CORPORATE CENTER                            214 NORTH CHURCH STREET
        100 NORTH TRYON STREET, FLOOR 47                              P.O. BOX 31247
      CHARLOTTE, NORTH CAROLINA 28202-4003                    CHARLOTTE, NORTH CAROLINA 28231
                 (704) 331-1000                                       (704) 343-2000

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED OCTOBER 28, 1996

                                1,600,000 SHARES
                              (LOGO) RIDGEVIEW(R)

                                  COMMON STOCK

     Of the 1,600,000 shares of Common Stock offered hereby, 1,520,000 are being sold by Ridgeview, Inc. (the "Company") and 80,000 are being sold by certain shareholders of the Company (the "Selling Shareholders"). See "Selling Shareholders." The Company will not receive any of the proceeds from the sale of the shares by the Selling Shareholders.

     Prior to this offering (the "Offering"), there has been no public market for the Common Stock of the Company (the "Common Stock"). It currently is anticipated that the initial public offering price will be between $9.00 and $11.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "RIDG."

     Immediately prior to the completion of this Offering, the Company will acquire, by issuing 240,000 shares of Common Stock pursuant to a share exchange agreement, all of the issued and outstanding shares of a corporation affiliated with the Company through common ownership of its shares by directors, officers and employees of the Company. The consummation of the proposed share exchange is conditioned upon all of the conditions to the issuance and sale of the shares of Common Stock offered hereby, other than the condition that the proposed share exchange be consummated, having been met or waived. See "Certain
Transactions -- Transactions with and Acquisition of Affiliate."

     SEE "RISK FACTORS," BEGINNING ON PAGE 6, FOR A DISCUSSION OF CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                    UNDERWRITING                       PROCEEDS TO
                                      PRICE TO     DISCOUNTS AND    PROCEEDS TO          SELLING
                                       PUBLIC      COMMISSIONS(1)    COMPANY(2)       SHAREHOLDERS
-------------------------------------------------------------------------------------------------------
Per Share.........................        $              $               $                  $
-------------------------------------------------------------------------------------------------------
Total(3)..........................        $              $               $                  $
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------


(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting expenses, payable by the Company estimated to be $600,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 240,000 additional shares of Common Stock on the same terms and conditions as set forth above to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to Company will be $          ,
    $          and $          , respectively. See "Underwriting."
                             ---------------------

     The shares of Common Stock are offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that the certificates for the shares of Common Stock will be available for delivery at the offices of Interstate/Johnson Lane Corporation, Charlotte, North
Carolina, on or about             , 1996.
                             ---------------------
INTERSTATE/JOHNSON LANE                               SCOTT & STRINGFELLOW, INC.
      CORPORATION

               The date of this Prospectus is             , 1996

     Photographs of certain of the Company's products, socks and women's hosiery, as worn by various individuals, registered trademarks licensed by the Company for use on its products and the names and trademarks of certain of the Company's major customers appear here.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto appearing elsewhere in this Prospectus. Prospective investors should carefully consider the information discussed under "Risk Factors." Except as set forth in the financial statements and unless otherwise indicated, all information in this Prospectus
(i) gives effect to an approximate 129 for 1 split of the Company's outstanding Common Stock effected October 8, 1996 in the form of a stock dividend, (ii) reflects the issuance of 240,000 shares of Common Stock pursuant to a share exchange agreement by and among the Company and the shareholders of an affiliated corporation, which will occur immediately prior to the completion of this Offering, and (iii) assumes no exercise of the Underwriters' over-allotment option. Unless otherwise indicated, references to years in this Prospectus refer to the Company's fiscal year ending December 31 in such year. This Prospectus contains forward-looking statements and information which involve risks and uncertainties. The Company's actual results could differ materially from the results anticipated in these forward-looking statements as a result of certain risks and uncertainties described under the heading "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY

     Founded in 1912, the Company designs, manufactures and markets a complete range of sports, rugged outdoor and heavyweight casual socks as well as a wide variety of women's hosiery products, including tights, trouser socks, pantyhose and knee-highs. The Company believes it is one of the leading vendors of sports socks to sporting goods and active apparel stores. The Company also sells its products to department stores, discount stores and a variety of other retailers. In addition, the Company produces sports socks for sale by others under such brand names as adidas, ASICS, Bass, Brooks, Fila, Head Sportswear, IZOD, New Balance and Reebok and women's hosiery products for sale under the Liz Claiborne and Elisabeth brand names. Under license agreements, the Company produces and sells socks and women's hosiery directly to retailers under the brand names Converse, Ellen Tracy, Evan-Picone, Jacques Moret and Woolrich. See
"Business -- Women's Hosiery Products." The Company is currently negotiating licensing terms to produce and sell socks under the Coleman and Rockport brand names. The Company expects that approximately two-thirds of its net sales in the current year will be derived from sales of socks with the balance derived from sales of women's hosiery products. As of September 30, 1996, the Company had more than 3,500 customers in the United States, Europe and other parts of the world. Only one of such customers, Target, accounted for more than 10% of the Company's 1995 net sales and is expected to account for more than 10% of the Company's 1996 net sales.

     In recent years the Company has diversified geographically and modernized its production capacity, increased its domestic customer base, expanded its contract manufacturing business, negotiated the rights to manufacture and sell socks and women's hosiery under widely-recognized brand names and increased its marketing activities and sales in Europe and other foreign markets. These steps included in 1994 and 1995 establishing a manufacturing facility with high speed electronic knitting equipment in Ft. Payne, Alabama to produce promotionally-priced, multi-pair pack sports socks and replacing all of the mechanical sock knitting equipment in the Company's facilities in Newton, North Carolina with similar electronic equipment. In 1994, the Company entered the designer segment of the women's hosiery market through a licensing agreement to manufacture and sell women's hosiery under the Ellen Tracy brand name in the United States. Ellen Tracy hosiery products manufactured by the Company are available in tights, trouser socks and pantyhose in department stores, including Neiman Marcus, Nordstrom, Saks Fifth Avenue, Macy's, Dillard's and Bloomingdale's. The Company recently negotiated a license to manufacture and sell women's hosiery under the Evan-Picone trademark, an established brand of women's hosiery. See "Business -- Women's Hosiery Products."

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     In June 1995, the Company expanded its manufacturing capacity and customer base by acquiring Seneca Knitting Mills Corporation ("Seneca") located in Seneca Falls, New York (the "Seneca Acquisition"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations -- The Seneca Acquisition." Seneca has been engaged since 1954 exclusively in producing rugged outdoor and heavyweight casual socks under various private labels for customers such as Kmart, J.C. Penney and Structure (a division of The Limited, Inc.), and under Seneca's own brand, Oyster Bay. In 1995, the Company obtained through a strategic alliance with another domestic manufacturer, Chipman-Union Co., a new sports sock manufacturing program for adidas. To accommodate growth from the adidas program, the Company has doubled the capacity of its manufacturing facility in the Republic of Ireland, which was established in 1986 to serve European customers. See "Business -- Sales and Marketing -- Sports, Rugged Outdoor and Heavyweight Casual Socks."

     During the last three years, the Company has experienced substantial growth. Net sales increased 52.8% from $35.6 million in 1993 to $54.4 million in 1995, a compound annual growth rate of 23.6%. On a pro forma basis (giving effect to certain acquisitions -- see "Summary Consolidated Financial Data"), for the six months ended June 30, 1996, net sales increased 25.7% compared to net sales in the same period in the prior year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General." The Company's future growth strategy includes the following elements:

     INCREASING SALES TO EXISTING CUSTOMERS. Many of the Company's existing customers in the sporting goods industry, such as Just for Feet, The Sports Authority, Sports & Recreation and Oshman's Sporting Goods, are rapidly expanding the number of stores they operate, and the Company expects its sales to these customers will increase as a result of their unit growth. The Company also expects to be able to increase its sales to other existing customers such as Target, the Company's largest customer, as well as J.C. Penney and Nordstrom.

     EXPANDING SALES RELATIONSHIPS THROUGH CROSS-SELLING. The Company is seeking to establish relationships with certain major retailers with which the Company has not historically done business. Management believes that the Company's expanded customer base of major retailers resulting from the Seneca Acquisition and the Evan-Picone hosiery program creates opportunities for cross-selling the Company's other products.

     OBTAINING ADDITIONAL LICENSING ARRANGEMENTS. The Company is seeking to license additional nationally and internationally recognized consumer brand names to complement the Converse, Ellen Tracy, Evan-Picone, Jacques Moret and Woolrich licensed brand names. Management is currently negotiating licensing terms to produce and sell socks under the Coleman and Rockport brand names.

     ADDING COMPLEMENTARY PRODUCT CATEGORIES THROUGH SELECTIVE
ACQUISITIONS. Women's casual socks and men's dress socks are complementary product categories that could be added to the Company's existing product lines through selective acquisitions of other manufacturers of socks or women's hosiery or through internal product diversification. Although the Company has no proposal, agreement, understanding or arrangement relating to the acquisition of any other company at this time, future acquisitions could also be expected to expand production capacity and add to the Company's customer base.

     INCREASING INTERNATIONAL SALES. The Company plans to build on the existing customer base served by its manufacturing facility in the Republic of Ireland and on the Company's base of export sales of domestically manufactured products. See "Business -- Sales and Marketing -- International Sales and Marketing of Socks."

     In recent years, manufacturers of socks and women's hosiery have experienced a period of rapid technological change and encountered a demanding retail environment characterized by customers' expectations of immediate order fulfillment and depth in all product categories. See "Business -- Industry Overview." The Company is investing in new technology and strengthening its ability to provide a significant share of major retailers' total socks and women's hosiery requirements. The Company's core operating strategy includes the following elements:

     - Manufacturing a broad range of products, including sports socks, rugged outdoor and heavyweight casual socks, tights, trouser socks, pantyhose and knee-highs, for sale under widely-recognized brand names as well as for large retailers' private label programs and under the Company's own brands.

     - Replacing most of its mechanical sock knitting machines with more flexible electronic machines capable of operating at significantly higher production levels with lower per unit costs.

     - Making additional capital investments required to make the Company a lower-cost, higher volume producer of a wide variety of products with the capability of responding to tighter shipment schedules and increased production capabilities demanded by large retailers. See "Management's Discussion and Analysis of Financial Condition and Results of
      Operations -- Results of Operations -- Industry and Business Trends."

     - Outsourcing the manufacturing of a variety of styles of socks and women's hosiery products to meet peak demand and accommodate major new women's hosiery programs such as Evan-Picone, allowing the Company to operate its own manufacturing facilities at more efficient production levels.

     - Focusing on consistent product quality and providing rapid order fulfillment to a large and diverse customer base.

     The Company believes the sock and women's hosiery manufacturing industry is entering a period of consolidation. Management believes the pace of consolidation will increase in future years in part as a result of a trend among large retailers to do business with a smaller group of vendors that are capable not only of providing a significant share of a large retailer's total sock and women's hosiery requirements but also of satisfying large retailers' increasing inventory management demands. Although the Company does not currently have any proposal, agreement, understanding or arrangement regarding any particular acquisition, management believes manufacturers such as the Company that have the commitment and resources to remain independent will be presented with attractive acquisition opportunities in future years.

     The Company's executive offices are located at 2101 North Main Avenue, Newton, North Carolina 28658, and its telephone number is (704) 464-2972.

                            ACQUISITION OF AFFILIATE

     Immediately prior to the completion of this Offering, the Company will acquire all of the 500 issued and outstanding shares of Interknit, Inc. ("Interknit"), a corporation affiliated with the Company through common ownership of its shares by eight persons who are also shareholders of the Company, including the Company's five executive officers (four of whom are members of the Company's Board of Directors), one director who is not an executive officer and one greater than 5% shareholder of the Company who was formerly a director and executive officer of the Company (the "Interknit Acquisition"). Interknit was established by these persons and five other employees of the Company in January 1994 for the purpose of providing a consistent, reliable supply of high quality "greige goods" (unfinished socks and women's hosiery) for the Company's sock finishing and shipping facility in Ft. Payne, Alabama. During 1995, approximately 82% of Interknit's output of greige goods was sold to the Company, and Interknit purchased approximately 11% of its raw materials requirements from the Company. Pursuant to a share exchange agreement entered into on August 27, 1996 by and among the Company and the shareholders of Interknit (the "Share Exchange Agreement"), the shareholders of Interknit will, immediately prior to the completion of this Offering, transfer all of the 500 shares of outstanding capital stock of Interknit to the Company in exchange for an aggregate of 240,000 shares of Common Stock. Assuming the market price of the Common Stock on the date this Offering is completed is equal to the initial public offering price (and assuming an initial public offering price of $10.00 per share), the 240,000 shares when issued will have an aggregate fair market value of $2.4 million. The Interknit Acquisition will be accounted for as a "pooling of interests." The obligations of the shareholders of Interknit under the Share Exchange Agreement are conditioned upon all of the conditions to the issuance and sale of the shares of Common Stock offered hereby to the Underwriters, other than the condition that the proposed share exchange be consummated, having been met or waived. See "Certain Transactions -- Transactions with and Acquisition of Affiliate" for a more complete description of the terms and conditions of the Interknit Acquisition.

     Unless the context otherwise requires, all references to the "Company" in this Prospectus are to the Company, including its subsidiaries, and Interknit, collectively, and all references to the Company's outstanding Common Stock include the 240,000 shares of Common Stock to be issued to the shareholders of Interknit.

                                  THE OFFERING

Common Stock offered by the
Company............................    1,520,000 shares

Common Stock offered by the Selling
  Shareholders.....................    80,000 shares

Common Stock to be outstanding
after this Offering................    3,120,000 shares(1)

Use of proceeds by the Company.....    To reduce outstanding debt and fund
                                       capital expenditures, including
                                       construction of a new distribution
                                       facility and purchase of additional
                                       electronic knitting equipment. See "Use
                                       of Proceeds."

Risk factors.......................    Investors should carefully consider the
                                       risks and uncertainties that may
                                       adversely affect the Company's future
                                       results of operations or financial
                                       condition, which are described under the heading "Risk Factors" on page 6 of this Prospectus.

Nasdaq National Market symbol......    RIDG
---------------
(1) Excludes (i) 245,000 shares of Common Stock available for future grants of stock options, restricted stock and other stock-based awards under the Company's stock incentive plans and (ii) 75,000 shares of Common Stock that may be issued in connection with future purchases by employees under the Company's employee stock purchase plan. See "Management -- Employee Benefit Plans."

                     SUMMARY CONSOLIDATED FINANCIAL DATA(1)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                YEAR ENDED DECEMBER 31,                          SIX MONTHS ENDED JUNE 30,
                               ---------------------------------------------------------   -------------------------------------
                                                                                   PRO                           PRO       PRO
                                                                                  FORMA                         FORMA     FORMA
                                1991      1992      1993      1994      1995     1995(2)    1995      1996     1995(2)   1996(3)
                               -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
STATEMENT OF OPERATIONS DATA:
Net sales..................... $32,283   $32,438   $35,605   $40,093   $54,408   $59,602   $21,474   $31,799   $26,026   $32,712
Gross profit..................   7,232     6,259     7,792     9,130    10,685    11,658     4,552     6,143     5,422     6,474
Operating income..............   1,760       944     1,760     2,362     2,016     2,210       838     1,242       986     1,522
Interest expense..............    (721)     (630)     (661)     (829)   (1,584)   (2,014)     (520)   (1,064)     (906)   (1,130)
Income before income
  taxes.......................   1,159       610     1,433     1,587       535       314       335       207       104       420
Net income.................... $   912   $   533   $ 1,084   $ 1,014   $   296   $   105   $   238   $   129   $    37   $   271
Net income per share.......... $  0.67   $  0.40   $  0.80   $  0.75   $  0.22   $  0.07   $  0.18   $  0.10   $  0.02   $  0.17
Weighted average shares
  outstanding.................   1,362     1,359     1,353     1,350     1,350     1,590     1,353     1,355     1,593     1,595
OTHER DATA:
Operating income before
  depreciation and
  amortization(4)............. $ 2,447   $ 1,768   $ 2,661   $ 3,279   $ 3,216   $ 3,736   $ 1,342   $ 1,988   $ 1,725   $ 2,391
Depreciation and
  amortization................     687       824       901       917     1,200     1,526       504       746       739       869
Capital expenditures..........   2,066     1,512       840     1,881     3,619     4,383     1,794       606     1,834       624
As adjusted for certain
  charges(5):
  Gross profit................                                          11,306    12,279     4,862               5,732
  Operating income............                                           3,137     3,331     1,148               1,296
  Operating income before
    depreciation and
    amortization(4)...........                                           4,337     4,857     1,652               2,035
  Net income..................                                         $   969   $   778   $   424             $   223
  Net income per share........                                         $  0.72   $  0.49   $  0.31             $  0.14

                                                                                                   AT JUNE 30, 1996
                                                         AT DECEMBER 31,                   ---------------------------------
                                         -----------------------------------------------               PRO      PRO FORMA AS
                                          1991      1992      1993      1994      1995     ACTUAL    FORMA(6)   ADJUSTED(7)
                                         -------   -------   -------   -------   -------   -------   --------   ------------
BALANCE SHEET DATA:
Working capital........................  $ 7,205   $ 6,885   $ 7,616   $11,696   $11,911   $15,112   $15,090      $ 15,158
Total assets...........................   18,094    19,145    21,614    24,487    38,534    44,445    46,401        46,119
Long-term debt (less current
  portion).............................    5,693     5,859     5,771     9,492    14,624    17,516    18,771         5,585
Total debt.............................    7,964     9,651    10,918    11,292    21,511    25,423    27,052        13,516
Shareholders' equity...................    5,924     6,119     6,690     7,776     7,986     8,106     8,243        21,779

---------------

(1) The summary historical consolidated financial data have been derived from the Company's annual consolidated financial statements and unaudited interim financial statements appearing elsewhere in this Prospectus. The summary consolidated pro forma financial data have been derived from the Company's unaudited pro forma financial statements also appearing elsewhere in this Prospectus.
(2) Gives effect to the Seneca and Interknit Acquisitions as if each of such events had occurred on January 1, 1995. See the unaudited pro forma condensed consolidated financial statements and notes thereto.
(3) Gives effect to the Interknit Acquisition as if such event had occurred on January 1, 1996.
(4) Operating income before depreciation and amortization is net sales minus cost of goods sold, selling, general and administrative expenses and supplemental retirement benefit expense plus depreciation and amortization expense. The measure does not represent cash generated from operating activities determined in accordance with generally accepted accounting principles, is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity.
(5) Gross profit for the year ended December 31, 1995 and the six months ended June 30, 1995 reflects charges for the write-off of obsolete, unfinished women's hosiery products in excess of normal reserves in the amounts of $621,000 and $310,000, respectively. Operating income for the year ended December 31, 1995 reflects the recognition of a supplemental retirement obligation in the amount of $500,000 to the Company's former chairman. See "Certain Transactions -- Supplemental Retirement Benefit." The data presented have been adjusted to eliminate the effect of these one-time charges.
(6) Gives effect to the Interknit Acquisition as if such event had occurred on June 30, 1996.
(7) Adjusted to give effect to this Offering and the use of the net proceeds thereof as described in "Use of Proceeds."

                                  RISK FACTORS

     In addition to other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby.

     Competition. As the result of increasing retail concentration and overcapacity in certain segments of the industry, competition in the sock and women's hosiery manufacturing industries, which is based on price, quality and service, is becoming increasingly intense. The Company faces competition in both its sock and women's hosiery businesses from a large number of manufacturers located in the United States, many of which have substantially greater market shares and financial and other resources than the Company. Competition from foreign manufacturers is a factor primarily affecting competition for sales of women's sheer hosiery only. Increased competition from these and future competitors could reduce sales and prices, adversely affecting the Company's results of operations. Accordingly, there can be no assurance that the Company will be able to compete effectively with its competitors in the future. See "Business -- Competition."

     Reliance on Target. In 1995, sales to Target represented approximately 13% of the Company's total net sales (approximately 12% on a pro forma basis assuming the Seneca Acquisition had occurred at the beginning of 1995). The Company could be adversely affected in the event of the bankruptcy or insolvency of, or a downturn in the business of, Target or in the event that Target were to increase its purchases of private label women's hosiery from other manufacturers. See "Business -- Major Customers."

     Seasonality and Fluctuations in Operating Results. Sales of certain of the Company's products, particularly rugged outdoor and heavyweight casual socks, ski socks and heavyweight tights, are seasonal in nature and generally occur during the fall and winter selling seasons, which begin in August and end in December. Historically, the majority of the Company's net sales have been generated, and most of the Company's profits have been earned, in the third and fourth quarters of its fiscal year. The seasonal nature of some of the Company's products requires management to engage in extensive advance planning and scheduling. In the event actual sales of seasonal products are lower than sales that are projected and planned for, there is a risk that the Company may have to carry over excess inventory to the next season or sell excess inventory at discounted prices. Carrying over substantial amounts of excess inventory to the next season would increase outstanding indebtedness under the Company's line of credit. This would reduce the amount of working capital available to the Company to finance its inventory requirements for other products, restrict the Company's ability to finance needed capital expenditures and result in increased interest expense with an adverse impact on the Company's results of operations. Sales of significant amounts of excess inventory at discounted prices in excess of normal reserves could also adversely impact the Company's results of operations. The Company's operating results may also fluctuate significantly on an annual and quarterly basis as a result of a number of other factors, including general economic and political conditions (such as recessions or military conflicts), the timing of domestic and international orders from large customers such as Target, the timing of capital expenditures, increased competition and variations in the product mix of the Company's sales. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Risks Associated with Licensed Brands. Sales of socks and women's hosiery products under licensed brand names represented approximately 7.5% of the Company's total net sales in 1995. As part of its future growth strategy, the Company is seeking to license additional nationally-recognized brand names to complement the Converse, Ellen Tracy, Evan-Picone, Jacques Moret and Woolrich licensed brand names. The Company's right to manufacture and sell socks under these and any additional licensed brand names is, and will be, dependent on license agreements with the owners of the registered trademarks. In general, the Company's current license agreements give it the right to use the trademarks with respect to certain specified categories of products for terms ranging from one to three years, with renewal rights if certain minimum annual sales thresholds are satisfied, in exchange for the payment of a royalty equal to a percentage of the Company's net sales of products under the trademark. Each of these license agreements provides for payment of a minimum guaranteed royalty for each annual period during the term of the agreement and requires the Company to spend a specified percentage of its net sales for each annual period on advertising. Each of the agreements also gives the owner of the trademark the right to terminate the agreement under certain circumstances, including the failure by the Company to meet manufacturing and distribution standards required under the license and, in some instances, failure by the Company to meet specified annual sales targets. There can be no assurance that the Company's sales of products under these or other licensed brand names will be sufficient to satisfy minimum annual sales thresholds. The Company's net sales of Ellen Tracy products in 1995 represented only 84% of the annual sales target of $3.0 million for such year, and the Company expects its sales of Ellen Tracy products in the current year to achieve approximately 65% to 70% of the higher annual sales target for 1996 of $5.0 million. In 1995, the Company paid minimum guaranteed royalties based on the $3.0 million annual sales target for such year and intends to do so again in the current year based on the $5.0 million annual sales target. The Company does not consider the additional payments made in 1995 and expected to be made in 1996 under minimum guaranteed royalty payment provisions of the Ellen Tracy license agreement to be material. Management believes its performance as licensee has otherwise been satisfactory to date and has recently been advised that the licensor is willing to renew the Ellen Tracy license agreement when the contract's initial three-year term expires at the end of the current year. The renewal is expected to be for a term of one year with a right to renew at expiration of the term based on achievement by the Company of the annual sales target and other goals to be included in the new license agreement. There can be no assurance, however, that the Company will be able to renew the Ellen Tracy license agreement, any of the other license agreements it currently has, or any additional license agreements the Company may be able to obtain in the future upon the expiration of their respective terms. With the exception of the Evan-Picone license agreement, which was entered into in July 1996 and has an initial term ending December 31, 1999, the Company believes the termination or nonrenewal of any of the existing license agreements would have only a short-term adverse impact on the Company's consolidated results of operations and no material adverse impact on the Company's consolidated financial condition. The nonrenewal or termination of one or more existing license agreements could make it more difficult, however, for the Company to license additional brand names in the future. See "Business -- Operations -- Women's Hosiery Products."


     Operational Risks Associated with Transition of Evan-Picone Women's Hosiery Program. In July 1996, the Company negotiated a license for the Evan-Picone women's hosiery program, which was previously held by another manufacturer, Ithaca Industries, Inc. ("Ithaca"). The Company does not have the manufacturing capacity to satisfy the current demand for Evan-Picone products, and Ithaca will continue to manufacture a portion of the Evan-Picone women's hosiery program until the Company has arranged to outsource all of its manufacturing requirements to other manufacturers, which the Company expects to accomplish by the end of 1996. Outsourcing by its very nature complicates the quality assurance risks associated with textile manufacturing. Should any of the contract manufacturers involved in the Evan-Picone program fail to meet the quality standards established by the Company or encounter financial or operational difficulties, the program could suffer. The Company is also contracting with an independent warehouse distribution center for inventory and order fulfillment services with respect to Evan-Picone products. Dependence upon this service provider further complicates the risks associated with the Evan-Picone program. To facilitate the transition of the operational aspects of the program, the Company has employed the individual who managed the Evan-Picone program for the prior licensee and expects to contract for the services of the nationwide independent sales force and network of merchandisers used by the prior licensee to sell Evan-Picone women's hosiery and provide merchandising services to retailers. There can be no assurances, however, that the transition of the operations will occur in accordance with the Company's plans and without significant disruptions that could adversely affect the Evan-Picone program and the Company's operating results. Ithaca recently filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code seeking confirmation of a prepackaged plan of reorganization. Ithaca is continuing to operate its business as debtor-in-possession, and management of the Company believes Ithaca will be able to perform satisfactorily as a manufacturing source for a portion of the Evan-Picone women's hosiery program until the Company has completed its plans to outsource all of its requirements to other manufacturers.

     Net sales of women's hosiery under the Evan-Picone brand name by the prior licensee, which were $17.5 million in such licensee's fiscal year ended January 31, 1996, declined by approximately 33% from such licensee's fiscal 1994 to 1996 and are expected to decline significantly in the twelve months ending January 31,

1997. Notwithstanding this declining sales trend, based on discussions with representatives of the major department and discount stores handling the Evan-Picone women's hosiery products, the Company believes the Evan-Picone brand name continues to be well-recognized by consumers. There can be no assurances, however, that consumer recognition of the brand will continue, that the Company will be successful in stabilizing the program or that the declining sales trend of recent years will not continue. The largest single customer for Evan-Picone women's hosiery, May Department Stores Co., accounted for approximately 20% of the net sales of this program by the prior licensee in its most recent fiscal year. The loss of this customer or another major customer for the Evan-Picone brand of women's hosiery would have a material adverse impact on the Company's sales and profitability under the Evan-Picone program and could lead to the Company's failure to meet minimum sales thresholds. See
"Business -- Operations -- Women's Hosiery Products."

     Management of Growth and Dependence on Key Personnel. During the last three years, the Company has experienced substantial growth and expects in the future to devote significant resources to enhancing and marketing existing products, developing and marketing new products and increasing personnel to support its anticipated growth. If the Company's management is unable to manage growth effectively, this could have a material adverse effect on the Company. The success of the Company is largely dependent on the personal efforts and abilities of its President and Chief Executive Officer, Hugh R. Gaither, its Executive Vice President of Sales and Marketing, William D. Durrant, and its Executive Vice President and Chief Financial Officer, Walter L. Bost, Jr. The loss of the services of any one of the Company's executive officers could have a material adverse effect upon the Company's business and development. None of these executive officers has an employment agreement with the Company. The Company has purchased key man life insurance on Messrs. Gaither, Durrant and Bost in the amounts of $2.0 million, $1.0 million and $1.0 million, respectively. See "Management."

     Risks Associated with Possible Acquisitions. As part of its growth strategy and in order to achieve greater product diversification, the Company may pursue acquisitions of other sock and women's hosiery manufacturers. The Company does not currently have any proposal, agreement, understanding or arrangement regarding any particular acquisition. With respect to any future acquisitions, there can be no assurance that the Company will be able to locate or acquire suitable candidates or that any operations which are acquired can be effectively and profitably integrated into the Company. Furthermore, any future acquisitions may negatively impact the Company's operating results, particularly during the periods immediately following the acquisition, and may place significant demands on the Company's managerial and financial resources. In order to provide funds for any acquisitions, the Company will likely need to incur, from time to time, additional indebtedness to banks and other financial institutions and to issue, in public or private transactions, equity and debt securities. The availability and terms of any such financing will depend on market and other conditions, and there can be no assurance that such additional financing will be available on terms acceptable to the Company, if at all. See "Business -- Growth Strategy."

     Risk of Price Increases and Quality of Raw Materials. The principal raw materials used by the Company in the manufacture of its products are yarns made by others from cotton, nylon, wool, spandex and a variety of other synthetic fibers. The Company does not maintain any long-term supply contracts (contracts having a term of more than one year) for any of the Company's principal raw materials requirements. The Company periodically purchases significant quantities of yarn made from synthetic fibers at prices negotiated at the time of purchase that fluctuate as the raw material and other costs of the Company's yarn suppliers fluctuate. Prices for yarns made from cotton and wool generally experience greater fluctuation than do prices for yarns made from synthetic fibers. Most of the Company's purchases of cotton yarn are made pursuant to fixed-price contracts with three to five different suppliers (having terms ranging from six to twelve months) that are entered into during the fall months of each year based on the results of that year's cotton production and projected demand for cotton yarn during the following year. With recent declines in cotton prices, United States cotton prices are close to their ten-year average price, but there can be no assurance that as a result of shortages in the cotton supply by reason of weather, crop disease or other factors, prices will not increase. Furthermore, there can be no assurance that price increases of yarns made from natural or synthetic fibers will not adversely affect the Company's results of operations. In addition, the Company's failure to discover raw material defects could adversely affect the Company's results of operations. See "Business -- Raw Materials."

     Financial Condition of Customers. In recent years a number of large retailers, including certain customers of the Company, have filed for bankruptcy protection or experienced financial difficulties, thus increasing the risk of extending credit to such customers. Historically, the bankruptcies and financial difficulties of the Company's customers have not had a material adverse effect on the Company's financial condition. There can be no assurance, however, that additional customers will not file for bankruptcy protection or experience financial difficulties in the future and that such events will not adversely affect the Company's operating results or financial condition. See
"Business -- Credit and Collections."

     Unaffiliated Manufacturers. The Company outsources the manufacturing of a variety of styles of socks and women's hosiery. The inability of an outside manufacturer to ship the Company's products in a timely manner or to meet the Company's quality standards could adversely affect the Company's ability to deliver products to its customers in a timely manner. The Company does not have long-term contracts with any outside manufacturers. Outsourcing is generally accomplished by issuing a purchase order to another manufacturer with which the Company has an established relationship for the purchase of greige or finished goods that the Company either cannot or chooses not to manufacture itself. In those instances where the Company expects to have a continuing relationship with another manufacturer for the manufacture of a particular product, such as the manufacturers to which the Company is outsourcing the manufacturing of Evan-Picone sheer hosiery, the Company will project its demand for the product over a period of several months and then periodically issue purchase orders to the other manufacturer that normally conform to those projections.

     Fashion Trends and Retail Cyclicality. The Company's business depends in part on its ability to anticipate, gauge and respond to changing consumer demands and fashion trends in a timely manner. There can be no assurance, however, that the Company will continue to be successful in this regard. The Company attempts to minimize the risk of changing fashion trends and product acceptance by closely monitoring retail sales trends. The retail apparel industry has been subject to substantial cyclical variation, and a recession in the general economy or uncertainties regarding future economic prospects that affect consumer spending habits could have an adverse effect on the Company. See "Business -- Seasonality."

     Environmental Matters. The Company's manufacturing operations are subject to compliance with various federal, state and local governmental laws and regulations. The Company believes that it is currently in compliance in all material respects with applicable environmental laws and regulations. In the event additional environmental requirements are imposed, the expense of compliance could be substantial. See "Business -- Regulation."

     Possibility of Additional Unionization. The employees of the Company at its manufacturing facilities in Seneca Falls, New York and the Republic of Ireland are currently represented by unions. If the balance of the Company's employees should elect to be represented by a union in the future, increased costs may be incurred and the financial results of the Company could adversely be affected. See "Business -- Employees."

     Exchange Rate Fluctuations. Approximately 12%, 10% and 9% of the Company's net revenue for the fiscal years ended December 31, 1993, 1994 and 1995, respectively, were derived from the Company's operations in the Republic of Ireland. Since the revenues and expenses of the Company's operations in the Republic of Ireland are generally denominated in the Irish punt, exchange rate fluctuations between the Irish punt and the United States dollar will subject the Company to currency translation risk with respect to the reported results of its operations in the Republic of Ireland. See note 1 to the Company's consolidated financial statements. The Company does not generally engage in hedging activities with respect to its sales denominated in foreign currencies. The sales of some of the Company's sport sock products manufactured at the Company's facility in the Republic of Ireland are denominated in the British pound. To mitigate the risk of exchange rate fluctuations on these sales, the Company maintains a depository account at a financial institution in the United Kingdom to which it deposits payments received from customers in British pounds and from which it pays accounts payable to suppliers of yarn and others that are also denominated in that currency.


     Control by Existing Shareholders. Upon completion of this Offering, the Company's 64 existing shareholders, most of whom are lineal descendants of the Company's founders, will beneficially own a total of

49% of the outstanding shares of Common Stock. As a result, subsequent to this Offering, these shareholders, acting together with a limited number of other shareholders, would be able to elect all of the Company's directors, amend the Company's Articles of Incorporation, effect a merger, sale of assets or other business acquisition or disposition, and otherwise effectively control the outcome of other matters requiring shareholder approval. See "Principal and Management Shareholders" and "Description of Capital Stock."

     Anti-Takeover Provisions; Possible Issuance of Preferred Stock. The Company's Articles of Incorporation and Bylaws contain various provisions that may make it more difficult for a third party to acquire, or may discourage acquisition bids for, the Company and could limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. In addition, the Articles of Incorporation provide for 2,000,000 shares of authorized but unissued Preferred Stock, the terms of which from time to time may be fixed by the Board of Directors who also have the right to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the shareholders of the Company. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of such Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire control of the outstanding voting stock of the Company. See "Description of Capital Stock."

     No Prior Market for Common Stock; Possible Volatility of Stock
Price. Prior to this Offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock will be determined by negotiations among the Company and the representatives of the Underwriters and may not be indicative of the market price of the Common Stock after this Offering. There can be no assurance that an active trading market will develop or continue after this Offering or that the market price of the Common Stock will not decline below the initial public offering price. The trading price of the Common Stock could be subject to significant fluctuations in response to variations in the Company's operating results, announcements by the Company, its competitors and others, general trends in the sock and women's hosiery industry and other factors. In addition, in recent months and years the equity markets have experienced significant price and volume fluctuations which have affected the market prices for many companies and often have been unrelated to the operating performance of specific companies or market segments. Broad market fluctuations may, after completion of this Offering, adversely affect the market price of the Common Stock. See "Shares Eligible for Future Sale" and "Underwriting."

     Related Party Transactions and Conflicts of Interest. In the past, the Company has engaged in transactions with affiliates of the Company which were not the result of arm's length negotiations, including selling raw materials to and purchasing significant quantities of greige goods from Interknit. Interknit is a corporation affiliated with the Company through common ownership of its shares by eight persons who are also shareholders of the Company, including the Company's five executive officers, Albert C. Gaither, Hugh R. Gaither, William
D. Durrant, Walter L. Bost, Jr. and Susan Gaither Jones (four of whom are also directors), one director who is not an executive officer of the Company, J. Michael Gaither, and one greater than 5% shareholder of the Company, J. Robert Gaither, Jr., who was formerly a director and executive officer of the Company. Immediately prior to the completion of this Offering, the Company will acquire all of the 500 issued and outstanding shares of Interknit from these eight persons and the other five shareholders of Interknit, who are either current or former employees of the Company, in exchange for 240,000 shares of the Common Stock. As guarantors of the debt incurred to finance the start-up costs of Interknit, the shareholders of Interknit may derive an additional benefit from this Offering should the lender subsequently release them from their personal guaranties. See "Certain Transactions -- Transactions with and Acquisition of Affiliate." To address the conflicts of interest the directors of the Company who are also shareholders of Interknit had between their fiduciary duties as directors and their personal interests as shareholders of Interknit, the Board of Directors created a special committee comprised of Hugh R. Gaither, William
D. Durrant and two directors who are not shareholders of Interknit to consider the issue and make a recommendation to the Board of Directors. The Board of Directors also engaged Interstate/Johnson Lane Corporation to perform a valuation of Interknit and issue an opinion to the Board, prior to the Board's approval of the Share Exchange Agreement, regarding the fairness from a financial point of view to the shareholders of the Company of the exchange ratio. The Company has adopted a policy that all related party transactions be on terms no less favorable than could be obtained from third parties and that to the extent they are outside the ordinary course of business they be presented for the approval of the Company's disinterested directors. See "Certain Transactions -- Policy on Related Party Transactions."

     Shares Eligible for Future Sale. Sales of a substantial number of shares of the Common Stock in the public market following this Offering, or the perception that such sales may occur, could adversely affect the market price of the Common Stock. Upon completion of this Offering, there will be 3,120,000 shares of Common Stock outstanding (3,360,000 shares if the Underwriters' over-allotment option is exercised). Of these shares, the 1,600,000 shares offered hereby (1,840,000 if the Underwriters' over-allotment option is exercised) will be freely tradeable without restriction under the Securities Act, except for any shares held by "affiliates" of the Company, which will be subject to the resale limitations of Rule 144 under the Securities Act. An additional 1,264,547 additional shares will be eligible for sale in the public market beginning 180 days after the date of this Prospectus upon the expiration of certain lock-up agreements with the Underwriters, subject to the provisions of Rule 144. See "Shares Eligible for Future Sale" and "Underwriting."

     Dilution. Purchasers of the Common Stock in this Offering will suffer immediate and substantial dilution in the net tangible book value per share of the Common Stock from the initial public offering price. See "Dilution."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,520,000 shares of Common Stock offered hereby by the Company (assuming an initial public offering price of $10.00 per share and after deducting underwriting discounts and commissions and estimated expenses of this Offering) are estimated to be $13.5 million ($15.8 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use approximately $10.7 million of the net proceeds (approximately $12.9 million if the Underwriters' over-allotment option is exercised in full) to repay outstanding indebtedness under its revolving credit facility (the "Revolving Credit Facility"). The Revolving Credit Facility is a $20.0 million credit line with a bank secured by substantially all of the Company's property, which bears interest at a rate equal to the bank's prime rate plus 1% (currently 9.25%) and expires in January 1999. As of September 30, 1996, borrowings outstanding under the Revolving Credit Facility were $16.4 million. The Company expects to continue using the Revolving Credit Facility for working capital needs and to fund the growth of its business after completion of this Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The Company will use $850,000 of the net proceeds to pay a $500,000 promissory note the Company issued in June 1995 to the former principal shareholder of Seneca in connection with the Seneca Acquisition and a $350,000 note payable to the estate of one of his immediate family members. The $500,000 promissory note bears interest at 7% per annum and is due and payable in full in September 1997, unless the Company completes a public offering of the Common Stock sooner, in which event the note provides that it shall become due and payable in full. The $350,000 note bears interest at 9% per annum and is due and payable in full in December 1996, but contains the same acceleration provision relating to a public offering of the Common Stock by the Company.

     Of the balance of the net proceeds, approximately $1.5 million will be used to construct a distribution facility on Company-owned land adjacent to the Company's existing facility in Newton, North Carolina, and approximately $500,000 will be used to fund a portion of the estimated $1.5 million total cost of purchasing and installing over the next 18 to 24 months approximately 60 electronic knitting machines to replace the more than 100 knitting machines currently installed in the Company's women's hosiery division. Pending application of the balance of the net proceeds for such purposes, the Company intends to use the $2.0 million balance of the net proceeds to temporarily repay additional amounts of outstanding indebtedness under its Revolving Credit Facility.

     The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholders.

                                DIVIDEND POLICY

     Although the Company has paid regular cash dividends on the Common Stock in the past, the Company intends to cease paying dividends and to retain earnings to support the growth and development of its business. Accordingly, the Company does not anticipate that any dividends will be declared on the Common Stock for the foreseeable future. The payment of future dividends, if any, will be at the discretion of the Board of Directors and will depend upon the Company's earnings, financial condition, cash requirements, restrictive covenants under the Revolving Credit Facility or any other indebtedness, future prospects and other factors deemed relevant by the Company's Board of Directors.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at June 30, 1996 (i) on an actual basis, (ii) on a pro forma basis to reflect the Interknit Acquisition and (iii) on a pro forma, as adjusted basis to reflect the Interknit Acquisition and the sale by the Company of 1,520,000 shares of Common Stock in this Offering (at an assumed initial public offering price of $10.00 per share) and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                                                     AT JUNE 30, 1996
                                                         -----------------------------------------
                                                                                       PRO FORMA,
                                                         ACTUAL        PRO FORMA       AS ADJUSTED
                                                         -------       ---------       -----------
                                                                  (DOLLARS IN THOUSANDS)
Short-term debt, including current portion
  of long-term debt....................................  $ 7,907        $ 8,281          $ 7,931
                                                         --------      --------         --------
Long-term debt, less current portion...................   17,516         18,771            5,585
                                                         --------      --------         --------
Shareholders' equity:
  Common Stock, $.01 par value; 20,000,000 shares
     authorized; 1,360,000 shares issued and
     outstanding, actual; 1,600,000 shares issued and
     outstanding, pro forma; and 3,120,000 shares
     issued and outstanding, pro forma, as
     adjusted(1).......................................       14             16               31
  Additional paid-in capital...........................    1,108          1,131           14,652
  Foreign currency translation adjustments.............       91             91               91
  Retained earnings....................................    6,893          7,005            7,005
                                                         --------      --------         --------
     Total shareholders' equity........................    8,106          8,243           21,779
                                                         --------      --------         --------
          Total capitalization.........................  $33,529        $35,295          $35,295
                                                         ========      ========         ========

---------------

(1) Excludes (i) 245,000 shares of Common Stock available for future grants of stock options, restricted stock and other stock-based awards under the Company's stock incentive plans and (ii) 75,000 shares of Common Stock that may be issued in connection with future purchases by employees under the Company's employee stock purchase plan. See "Management -- Employee Benefit Plans."

                                    DILUTION

     On a pro forma basis giving effect to the Interknit Acquisition as if such event had occurred on June 30, 1996, the net tangible book value at June 30, 1996 was approximately $6,305,000, or $3.94 per share of Common Stock. Pro forma net tangible book value per share represents the amount of the Company's net tangible assets less total liabilities divided by the number of shares of Common Stock outstanding. After giving effect to the sale of 1,520,000 shares of Common Stock offered hereby at an assumed initial public offering price of $10.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses, the Company's pro forma as adjusted net tangible book value at June 30, 1996 would have been $19,841,000, or $6.36 per share. This represents an immediate increase in pro forma net tangible book value of $2.42 per share to existing shareholders and an immediate dilution of $3.64 per share to new investors purchasing shares of Common Stock in this Offering. The following table illustrates this dilution:

    Assumed public offering price per share...........................              $10.00
                                                                                     -----
      Pro forma net tangible book value per share at June 30, 1996....  $3.94
      Increase per share attributable to new investors................   2.42
                                                                        -----
    Pro forma net tangible book value per share after this Offering...                6.36
                                                                                     -----
    Net tangible book value dilution per share to new investors.......              $ 3.64
                                                                                     =====

     The following table summarizes, on a pro forma basis as of June 30, 1996, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing shareholders and by the new investors at an assumed initial public offering price of $10.00 per share:

                                SHARES PURCHASED            TOTAL CONSIDERATION
                              ---------------------       -----------------------       AVERAGE PRICE
                               NUMBER       PERCENT         AMOUNT        PERCENT         PER SHARE
                              ---------     -------       -----------     -------       -------------
    Existing shareholders...  1,600,000       51.3%       $ 1,147,000        7.0%          $  0.72
    New investors...........  1,520,000       48.7         15,200,000       93.0             10.00
                              ---------      -----        -----------      -----
              Total.........  3,120,000      100.0%       $16,347,000      100.0%
                              =========      =====        ===========      =====

     The above computations exclude (i) 245,000 shares of Common Stock available for future grants of stock options, restricted stock and other stock-based awards under the Company's stock incentive plans and (ii) 75,000 shares of Common Stock that may be issued in connection with future purchases by employees under the Company's employee stock purchase plan. See "Management -- Employee Benefit Plans."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data (except the pro forma data), insofar as they relate to each of the years 1991 through 1995, have been derived from the Company's annual audited consolidated financial statements, including the consolidated balance sheets at December 31, 1994 and 1995 and the related consolidated statements of operations for each of the three years in the period ended December 31, 1995 and notes thereto appearing elsewhere in this Prospectus. The data for the six months ended June 30, 1995 and June 30, 1996 (except the pro forma data) have been derived from the Company's unaudited financial statements also appearing elsewhere herein, which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments and an adjustment for an obsolete inventory write-off in excess of normal reserves, necessary for a fair statement of the results of operations for the unaudited interim periods.

     Historically, the majority of the Company's sales have been generated, and most of the Company's profits have been earned, in the third and fourth quarters of the year. Accordingly, the data for the six months ended June 30, 1996 should not be considered indicative of results expected for the year ending December 31, 1996. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and unaudited pro forma condensed consolidated financial statements included elsewhere in this Prospectus.

                                               YEAR ENDED DECEMBER 31,                          SIX MONTHS ENDED JUNE 30,
                              ---------------------------------------------------------   -------------------------------------
                                                                                  PRO                           PRO       PRO
                                                                                 FORMA                         FORMA     FORMA
                               1991      1992      1993      1994      1995     1995(1)    1995      1996     1995(1)   1996(2)
                              -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Net sales.................... $32,283   $32,438   $35,605   $40,093   $54,408   $59,602   $21,474   $31,799   $26,026   $32,712
Cost of goods sold...........  25,051    26,179    27,813    30,963    43,723   47,944     16,922    25,656   20,604    26,238
                              -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Gross profit.................   7,232     6,259     7,792     9,130    10,685   11,658      4,552     6,143    5,422     6,474
Selling, general and
  administrative expenses....   5,472     5,315     6,032     6,768     8,669    9,448      3,714     4,901    4,436     4,952
                              -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Operating income.............   1,760       944     1,760     2,362     2,016    2,210        838     1,242      986     1,522
Other income (expense):
  Interest expense...........    (721)     (630)     (661)     (829)   (1,584)  (2,014 )     (520)   (1,064)    (906 )  (1,130 )
  Other......................     120       296       334        54       103      118         17        29       24        28
                              -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Income before income
  taxes......................   1,159       610     1,433     1,587       535      314        335       207      104       420
Provision for income taxes...     247        77       349       573       239      209         97        78       67       149
                              -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Net income................... $   912   $   533   $ 1,084   $ 1,014   $   296   $  105    $   238   $   129   $   37    $  271
                              =======   =======   =======   =======   =======   =======   =======   =======   =======   =======
Net income per share......... $  0.67   $  0.40   $  0.80   $  0.75   $  0.22   $ 0.07    $  0.18   $  0.10   $ 0.02    $ 0.17
Cash dividends per share..... $  0.08   $  0.09   $  0.09   $  0.11   $  0.12   $ 0.11    $  0.06   $  0.03   $ 0.05    $ 0.03
Weighted average shares
  outstanding................   1,362     1,359     1,353     1,350     1,350    1,590      1,353     1,355    1,593     1,595
OTHER DATA:
Operating income before
  depreciation and
  amortization(3)............ $ 2,447   $ 1,768   $ 2,661   $ 3,279   $ 3,216   $3,736    $ 1,342   $ 1,988   $1,725    $2,391
Depreciation and
  amortization...............     687       824       901       917     1,200    1,526        504       746      739       869
Capital expenditures.........   2,066     1,512       840     1,881     3,619    4,383      1,794       606    1,834       624
As adjusted for certain
  charges(4):
  Gross profit...............                                          11,306   12,279      4,862              5,732
  Operating income...........                                           3,137    3,331      1,148              1,296
  Operating income before
    depreciation and
    amortization(3)..........                                           4,337    4,857      1,652              2,035
  Net income.................                                         $   969   $  778    $   424             $  223
  Net income per share.......                                         $  0.72   $ 0.49    $  0.31             $ 0.14

                                                                                                 AT JUNE 30, 1996
                                                    AT DECEMBER 31,                   ---------------------------------------
                                    -----------------------------------------------                              PRO FORMA
                                     1991      1992      1993      1994      1995     ACTUAL    PRO FORMA(5)   AS ADJUSTED(6)
                                    -------   -------   -------   -------   -------   -------   ------------   --------------
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital...................  $ 7,205   $ 6,885   $ 7,616   $11,696   $11,911   $15,112     $ 15,090        $ 15,158
Property, plant and equipment,
  net.............................    5,578     6,096     5,740     6,332    10,349    10,242       11,588          11,588
Total assets......................   18,094    19,145    21,614    24,487    38,534    44,445       46,401          46,119
Long-term debt (less current
  portion)........................    5,693     5,859     5,771     9,492    14,624    17,516       18,771           5,585
Total debt........................    7,964     9,651    10,918    11,292    21,511    25,423       27,052          13,516
Shareholders' equity..............    5,924     6,119     6,690     7,776     7,986     8,106        8,243          21,779

---------------

(1) Gives effect to the Seneca and Interknit Acquisitions as if each of such events had occurred on January 1, 1995. See the unaudited pro forma condensed consolidated financial statements and notes thereto.
(2) Gives effect to the Interknit Acquisition as if such event had occurred on January 1, 1996.
(3) Operating income before depreciation and amortization is net sales minus cost of goods sold, selling, general and administrative expenses and supplemental retirement benefit expense plus depreciation and amortization expense. The measure does not represent cash generated from operating activities determined in accordance with generally accepted accounting principles, is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity.
(4) Gross profit for the year ended December 31, 1995 and the six months ended June 30, 1995 reflects charges for the write-off of obsolete, unfinished women's hosiery products in excess of normal reserves in the amounts of $621,000 and $310,000, respectively. Operating income for the year ended December 31, 1995 reflects the recognition of a supplemental retirement obligation in the amount of $500,000 to the Company's former chairman. See "Certain Transactions -- Supplemental Retirement Benefit." The data presented have been adjusted to eliminate the effect of these one-time charges.
(5) Gives effect to the Interknit Acquisition as if such event had occurred on June 30, 1996.
(6) Adjusted to give effect to the Offering and the use of the net proceeds as described in "Use of Proceeds."

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion and analysis provides information regarding the Company's consolidated financial condition as of June 30, 1995 and 1996 and as of December 31, 1993, 1994 and 1995 and its results of operations for the six months ended June 30, 1995 and 1996 and for the years ended December 31, 1993, 1994 and 1995. This discussion and analysis should be read in conjunction with the preceding Selected Consolidated Financial Data and the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus. Data for the six months ended June 30, 1996 are not necessarily indicative of results expected for the year ending December 31, 1996. The percentages provided below are calculated using the detailed financial data contained in the Company's consolidated financial statements and notes thereto.

GENERAL

     The Company derives its revenue from the manufacture and sale of sports, rugged outdoor and heavyweight casual socks and women's hosiery products. The Company's manufacturing facilities are located in Newton, North Carolina; Ft. Payne, Alabama; Seneca Falls, New York; and Tralee, in the Republic of Ireland. The Company believes it is one of the leading vendors of sports socks to sporting goods and active apparel stores. The Company also sells its products to department stores, discount stores and a variety of other retailers. In addition, the Company produces sports socks for sale by others under such widely-recognized brand names as adidas, ASICS, Bass, Brooks, Fila, Head Sportswear, IZOD, New Balance and Reebok and women's hosiery products for sale under the Liz Claiborne and Elisabeth brand names. Under license agreements, the Company produces and sells socks and women's hosiery directly to retailers under the brand names Converse, Ellen Tracy, Evan-Picone, Jacques Moret and Woolrich. The Company is currently negotiating licensing terms to produce and sell socks under the Coleman and Rockport brand names.

     The Company's net sales have increased over the past three years, from $35.6 million in 1993 to $54.4 million in 1995, a compounded annual growth rate of 23.6%. The majority of the Company's revenue growth over the past three years is attributable to increased sales of lightweight sports socks sold at promotional prices in multi-pair packs, rugged outdoor and heavyweight casual socks and women's tights and trouser socks. The increased sales of lightweight sports socks and women's tights and trouser socks were generated internally, while the increased sales of rugged outdoor and heavyweight casual sock lines resulted from the Seneca Acquisition in June 1995. The Company's operating income before depreciation and amortization, as adjusted for certain one-time items (an obsolete inventory write-off in excess of normal reserves and the recognition of a supplemental retirement benefit liability in 1995), also increased over the past three years, from $2.7 million in 1993 to $4.3 million in 1995. In 1994 and 1995, the Company invested a significant portion of its capital resources in modernizing its sock manufacturing operations, with aggregate capital expenditures for modern electronic knitting equipment and other capital improvements during such years totalling $5.5 million. While the expenses associated with the Seneca Acquisition and the lost production time and other costs associated with the Company's modernization program had a negative impact on the Company's net income for the year ended December 31, 1995 and the first six months of 1996, management believes the integration of Seneca's operations has been substantially completed, as has been the Company's modernization program for its sports sock operations.

     The following table presents the Company's net sales by product category for the most recent three years and the first six months of 1995 and 1996, expressed in thousands of dollars and as a percentage of total net sales. For a detailed description of each product category, see "Business -- Operations."

                                           YEARS ENDED DECEMBER 31,                       SIX MONTHS ENDED JUNE 30,
                             -----------------------------------------------------    ----------------------------------
                                  1993               1994               1995               1995               1996
                             ---------------    ---------------    ---------------    ---------------    ---------------
                             AMOUNT      %      AMOUNT      %      AMOUNT      %      AMOUNT      %      AMOUNT      %
                             -------   -----    -------   -----    -------   -----    -------   -----    -------   -----
SOCKS:
Sports specific............. $13,421    37.7%   $14,212    35.4%   $14,878    27.3%   $ 7,380    34.4%   $10,287    32.4%
Sports promotional..........   9,385    26.4     12,035    30.0     13,344    24.5      6,858    31.9      8,932    28.1
Active sport................   1,654     4.6      1,879     4.8      1,846     3.4        904     4.2        738     2.3
Rugged outdoor and
  heavyweight casual........      --      --         --      --      9,178    16.9         --      --      4,298    13.5
                             -------   -----    -------   -----    -------   -----    -------   -----    -------   -----
    Total socks.............  24,460    68.7     28,126    70.2     39,246    72.1     15,142    70.5     24,255    76.3
                             -------   -----    -------   -----    -------   -----    -------   -----    -------   -----
WOMEN'S HOSIERY:
Sheer pantyhose and
  knee-highs................   6,147    17.3      5,782    14.4      6,047    11.1      3,522    16.4      3,395    10.7
Tights and trouser socks....   4,998    14.0      6,185    15.4      9,115    16.8      2,810    13.1      4,149    13.0
                             -------   -----    -------   -----    -------   -----    -------   -----    -------   -----
    Total women's hosiery...  11,145    31.3     11,967    29.8     15,162    27.9      6,332    29.5      7,544    23.7
                             -------   -----    -------   -----    -------   -----    -------   -----    -------   -----
         Total net sales.... $35,605   100.0%   $40,093   100.0%   $54,408   100.0%   $21,474   100.0%   $31,799   100.0%
                             =======   =====    =======   =====    =======   =====    =======   =====    =======   =====

     As illustrated by the table set forth above, socks have accounted for an increasing percentage of the Company's total net sales, increasing from 68.7% in 1993 to 76.3% in the six months ended June 30, 1996. Within the sock product lines, the percentage of total net sales attributable to rugged outdoor and heavyweight casual socks, which were not previously sold by the Company, was 16.9% in 1995, due to the Seneca Acquisition in June 1995, while sales of sports promotional socks grew at a faster rate than sales of heavier weight sports specific and active sport socks due primarily to consumer preferences. Within the women's hosiery product lines, the percentage of net sales attributable to tights and trouser socks increased from 14.0% in 1993 to 16.8% in 1995 due to consumer preferences and the success of the Ellen Tracy program, which began in 1994. The net sales by product category for the six months ended June 30, 1996 are not indicative of the net sales by product category expected for the year ending December 31, 1996, because sales of rugged outdoor and heavyweight casual socks, tights and trouser socks typically are higher during the third and fourth quarters and sales of women's hosiery products are expected to increase as a percentage of total net sales due to implementation of the Evan-Picone program in the third and fourth quarters of 1996.

RESULTS OF OPERATIONS

  Industry and Business Trends

     Management believes that the Company's recent operating results have been, and its future operating results may be, affected by certain industry and business trends discussed below and elsewhere in this Prospectus. The impact of these trends on historical operating results can be difficult to identify and measure and, with respect to future operating results, difficult to predict. The following discussion of such trends includes forward-looking statements that are subject to inherent risks and uncertainties. Accordingly, the Company's performance in future periods may differ materially from those suggested by such statements.

     The Company's success depends in part on its ability to anticipate and respond to changing customer demands and fashion trends. See "Risk
Factors -- Fashion Trends and Retail Cyclicality." One such trend that the Company has benefitted from in recent years is a fashion trend toward more casual dress and active wear. Sales of the Company's socks have increased in part because socks typically are an integral part of a more casual, sports-oriented wardrobe. While existing retailers have modified their sales strategies to emphasize such items, new retailers have emerged that focus entirely on casual clothing or sporting goods and apparel. Women's hosiery products also have been affected by the trend toward more casual dress by shifting the emphasis from traditional sheer products to more durable, heavyweight products such as tights and trouser socks. This trend has increased the Company's sales of women's hosiery products as well as its profitability, due to the emphasis on heavier-weight product lines which carry higher margins. Selling, general and administrative costs have increased as well, due to development costs incurred to modify and expand the Company's established product lines to include more casual and sports-oriented items.

     As the market for socks and women's hosiery products has become more fashion conscious, association with brand names has become an increasingly important marketing tool. The Company has responded to this trend by entering into licensing agreements to use designer brand names such as Ellen Tracy, Evan-Picone and Jacques Moret in its women's hosiery product lines, Woolrich in its rugged outdoor and heavyweight casual product lines and Converse in its sports sock product lines. See "Risk Factors -- Risks Associated with Licensed Brands." Because these licensing agreements typically involve higher margin products, they have had a positive impact on the Company's revenue and gross profit margins. Licensing arrangements also tend to result in higher selling, general and administrative costs due to royalty payments, cooperative advertising and marketing requirements imposed by licensors. Management expects to continue to pursue licensing arrangements for brand names that complement the Company's existing product lines.

     As producers of consumer goods, sock and women's hosiery manufacturers are subject to certain trends in the retailing industry. Of considerable importance in recent years has been the trend toward consolidation of apparel retailers into large regional or national chains. See "Business -- Industry Overview." This trend has been particularly prevalent among the sporting goods retailers and discount and department stores where the bulk of the Company's products are sold. The centralized purchasing departments for these chains have the leverage to demand preferential pricing and tend to favor vendors who can supply a variety of related products in large quantities, accommodate strict packaging and shipping requirements and maintain substantial finished goods inventories managed by computerized information networks that are compatible with electronic ordering systems. These retailers also expect manufacturers to play an expanding role in the marketing and managing of their product lines. In order to maintain and increase sales to such retailers, the Company has modernized and expanded its production facilities, developed outsourcing relationships with other manufacturers, invested approximately $400,000 since 1990 to update its information systems and hired key sales people who are familiar with the preferences and practices of such retailers. Implementation of this strategy has resulted in substantial increases in revenues, narrower gross profit margins on higher production volumes and increased selling, general and administrative expenses.

     The Company believes a trend toward consolidation in the sock and women's hosiery industry has developed in recent years, due in part to powerful incentives for manufacturers to become low cost, high volume producers. Smaller companies that have not modernized their production facilities, focused on profitable niche markets and developed effective channels of distribution are finding it increasingly difficult to survive as independent manufacturers. This consolidation trend periodically creates attractive acquisition opportunities for companies that have the commitment and resources to remain independent. While any future acquisitions by the Company will be designed to contribute to the Company's long-term profitability by expanding capacity and adding complementary product lines, they may initially have a negative impact on the Company's gross profit and selling, general and administrative expenses as the operations of the acquired company are integrated into the Company's existing operations. To the extent any future acquisitions are financed by or involve the assumption of additional debt, interest expense also will increase. The Seneca Acquisition, for example, enabled the Company to broaden its product line to include rugged outdoor and heavyweight casual socks. While the Seneca Acquisition is expected to have a positive impact on the Company's long-term profitability, increased interest expense and the expenses associated with the integration of Seneca's operations into the Company's had an adverse effect on the Company's operating results for the second half of 1995 and the first six months of 1996. The Interknit Acquisition, however, will be effected to achieve the benefits of vertical integration rather than in response to the trend toward consolidation in the industry. Because the operations of Interknit and the Company's facility in Ft. Payne, Alabama are already closely coordinated, management expects that the administrative expenses associated with the integration of Interknit into the Company's operations will be minimal. See "Certain Transactions -- Transactions with and Acquisition of Affiliate."

     In late 1994, the Company replaced all of its mechanical sports sock knitting machines with electronic machines capable of operating at significantly higher production levels with lower per unit costs. The efficiencies achieved through this modernization program were initially offset to some degree by a greater than expected negative manufacturing variance (direct manufacturing costs in excess of budget) incurred as a result of the downtime associated with the installation of, training and break-in period for the new knitting machinery. Management estimates that approximately $200,000 of the negative manufacturing variance for 1995 was attributable to the initial operating inefficiencies associated with the new knitting machinery. See "Business -- Manufacturing." The anticipated replacement over the next 18 to 24 months of the more than 100 knitting machines currently used by the Company to manufacture women's hosiery products with approximately 60 new electronic knitting machines is expected to produce similar results in future periods. The replacement program for the women's hosiery division will be effected over a period of several months in order to minimize the manufacturing disruptions experienced in 1995 with the replacement program for the sock division. See "Use of Proceeds."

  The Seneca Acquisition

     In June 1995, the Company expanded its manufacturing capacity and customer base for rugged outdoor and heavyweight casual socks by acquiring all of the issued and outstanding capital stock of Seneca for $3.0 million in cash and the issuance of $4.0 million in notes payable. The purchase price exceeded the fair value of Seneca's net tangible assets by $1.9 million. Because the acquisition was accounted for as a purchase, goodwill equal to that amount is being amortized using the straight-line method over a period of 15 years. Seneca's historical financial statements and pro forma financial statements of the Company reflecting the acquisition are included elsewhere in this Prospectus. Although the Company operates Seneca as a separate subsidiary, promptly after the acquisition was consummated management began to integrate Seneca's operations and sales and marketing efforts with those of the Company. While the acquisition increased the Company's sales in the last six months of 1995 by $9.2 million and by $4.3 million in the first six months of 1996, expenses attributable to the acquisition and these integration efforts had an adverse effect on the Company's operating results for the last six months of 1995 and the first six months of 1996. Seneca's net sales and profitability generally experience stronger performance in the third and fourth quarters. See
"-- Seasonality." Net income attributed to Seneca, which includes interest expense of $387,000 and amortization expense of $77,000, was $134,000 for the six months ended December 31, 1995, and net loss attributed to Seneca, which includes interest expense of $383,000 and amortization expense of $77,000, was $471,000 for the six months ended June 30, 1996. See "-- Comparison of 1995 to 1994," "-- Comparison of Six Months Ended June 30, 1995 to Six Months Ended June 30, 1996" and "-- Liquidity and Capital Resources" for a detailed analysis of the impact of the acquisition on the Company's consolidated financial position and results of operations during these periods.

     In order to improve the profitability of Seneca, the Company has instituted cost accounting and quality control procedures similar to those in place at its other manufacturing facilities, discontinued Seneca's inefficient wool spinning operation and reduced the size of Seneca's workforce by approximately 30 employees. These steps have been taken under the supervision of experienced operations personnel on temporary reassignment from the Company's other domestic divisions. Steps also have been taken in the sales and marketing area to increase Seneca's profitability, including the cross-selling of Seneca's product lines to established customers of the Company. In addition, the Company's product development staff has begun to modify and expand Seneca's product lines in reaction to changes in customer preferences.

  Results of Operations as a Percentage of Net Sales

     The following table presents the Company's results of operations as a percentage of net sales for the periods indicated.

                                                                                     SIX MONTHS
                                                    YEAR ENDED DECEMBER 31,        ENDED JUNE 30,
                                                   -------------------------       ---------------
                                                   1993      1994      1995        1995      1996
                                                   -----     -----     -----       -----     -----
Net sales........................................  100.0%    100.0%    100.0%      100.0%    100.0%
Cost of goods sold...............................   78.1      77.2      80.4        78.8      80.7
                                                   -----     -----     -----       -----     -----
  Gross profit...................................   21.9      22.8      19.6        21.2      19.3
Selling, general and administrative expenses.....   16.9      16.9      15.9        17.3      15.4
                                                   -----     -----     -----       -----     -----
  Operating income...............................    5.0       5.9       3.7         3.9       3.9
Interest expense.................................   (1.9)     (2.1)     (2.9)       (2.4)     (3.3)
Other income, net................................    0.9       0.1       0.2         0.1       0.1
                                                   -----     -----     -----       -----     -----
Income before income taxes.......................    4.0       3.9       1.0         1.6       0.7
Income tax expense...............................    1.0       1.4       0.4         0.5       0.3
                                                   -----     -----     -----       -----     -----
  Net income.....................................    3.0%      2.5%      0.6%        1.1%      0.4%
                                                   =====     =====     =====       =====     =====

  Comparison of Six Months Ended June 30, 1996 to Six Months Ended June 30, 1995

     Net sales for the six months ended June 30, 1996 were $31.8 million, an increase of $10.3 million, or 48.1%, over the same period for the prior year. Seneca accounted for $4.3 million, or 41.6%, of the net sales increase. In addition, the Company's subsidiary in the Republic of Ireland experienced a 72.0% increase in net sales for the first six months of 1996, compared to the same period in 1995 primarily as the result of a strategic alliance entered into with Chipman-Union Co., another domestic hosiery manufacturer, pursuant to which the Company is the primary manufacturer to fill orders for sports socks from European distributors of products bearing the adidas brand name. Sales of sports socks bearing the adidas name, which were not sold by the Company in 1995, were $2.2 million for the first six months of 1996. See note 13 to the Company's consolidated financial statements. The Company's domestic divisions, excluding Seneca, experienced an average of 24.3% net sales growth due to increased demand for sport specific and sports promotional socks and women's hosiery products. On a pro forma basis, net sales for the six-month period ended June 30, 1996 were $32.7 million, compared to $26.0 million for the comparable period of 1995, or an increase of 25.7%.

     Gross profit for the first six months of 1996 was $6.1 million, an increase of $1.6 million, or 35.0%, over the same period for the prior year. As a percentage of net sales, gross profit decreased from 21.2% in 1995 to 19.3% in 1996. Included in the cost of goods sold for the first six months of 1995, however, is a charge of $310,000 related to accumulated unfinished women's hosiery products determined during the period to be obsolete, which exceeded the Company's normal estimate for reserves for obsolete and discontinued inventory. This charge in excess of normal reserves reduced gross profit, as a percentage of net sales, by 1.4%. Although the Company experienced significant growth in net sales compared to the prior six-month period, this sales growth came from products that generally carried gross profit margins lower than the gross profit margins of the products sold in the prior period. During the first six months of 1996, $4.3 million in sales of rugged outdoor and heavyweight casual socks by Seneca carried a gross profit margin of 15.6%, while $2.2 million in sales by the Company's subsidiary in the Republic of Ireland were from the new adidas program that carried a gross profit margin of less than 10%. Price increases on selected products are expected to increase the gross profit margins generally realized on products sold by Seneca and the Irish subsidiary. The pricing of a significant private label program in the women's hosiery division also was reduced early in 1996 to increase sales volume. Management believes that continued sales growth even at generally lower gross profit margins will maximize the Company's use of its production facilities, increase its operating efficiencies and allow fixed costs to be more efficiently absorbed. The overall effect of increased sales during the 1996 period of products that carried lower gross profit margins was partially offset by slight increases in gross profit margins during the period on sport specific and active sports sock products. Gross profit on a pro forma basis increased

$1.1 million, or 19.4%, from $5.4 million for the six months ended June 30, 1995 to $6.5 million for the first six months of 1996.

     Selling, general and administrative expenses for the six months ended June 30, 1996 were $4.9 million, compared to $3.7 million for the same period in 1995, an increase of $1.2 million. This increase was primarily due to the additional expenses associated with the integration of the Seneca Acquisition. As a percentage of net sales, selling, general and administrative expenses decreased from 17.3% in the six-month period ended June 30, 1995, to 15.4% for the same period in 1996. This reduction is largely due to net sales increasing at a faster rate than selling, general and administrative expenses. On a pro forma basis, selling, general and administrative expenses increased 11.6%, from $4.4 million for the first six months of 1995 to $4.9 million for the comparable period of 1996.

     Operating income increased from $838,000 to $1.2 million for the six months ended June 30, 1996. As a percentage of net sales, operating income was 3.9% for each of the six-month periods of 1995 and 1996. For the pro forma six-month period ended June 30, 1996, operating income increased $536,000 from the same pro forma period of 1995. This represents a pro forma increase of 54.4% and is primarily attributable to the profitability of Interknit during the first six months of 1996 versus an operating loss during the comparable period of 1995.

     Interest expense increased 104.6% from $520,000 in the first six months of 1995 to $1.1 million in the comparable 1996 period due to the debt incurred for the Seneca Acquisition. See "-- Liquidity and Capital Resources." The acquisition debt of $7.0 million was incurred at June 28, 1995, and as a result, no interest expense related to that debt is reflected in the six months ended June 30, 1995, whereas the six-month period ended June 30, 1996 reflects interest relating to that debt. Pro forma interest expense for the six-month periods ended June 30, 1996 and 1995 was $1.1 million and $906,000, respectively.

     Other income for the first six months of 1996 was $29,000 compared to $17,000 for the same period in 1995. Relative to net sales, other income remained stable on both a historical and pro forma basis.

     Income tax for the six-month period for 1996 was $78,000, compared to $97,000 for 1995. The decrease in income tax expense was largely due to the loss incurred at Seneca.

     Net income for the six months ended June 30, 1996 was $109,000 less than net income for the comparable period of 1995. This decrease is primarily attributable to the net loss incurred by Seneca during the six months ended June 30, 1996. Since the Seneca Acquisition was effective on June 28, 1995, a comparison of the historical operating results for the six-month periods ended June 30, 1996 and 1995 is not meaningful. Without giving effect to Seneca's net loss during the first six months of 1996, the Company's net income would have increased $363,000, or 153%, over the comparable period of 1995. Pro forma net income for the six months ended June 30, 1996 was $271,000, compared to pro forma net income of $37,000 for the comparable period of 1995. The increase in pro forma net income is primarily attributable to the profitability of Interknit during the first six months of 1996 versus an operating loss during the comparable period in 1995.

  Comparison of 1995 to 1994

     Net sales for 1995 were $54.4 million, compared to $40.1 million in 1994, an increase of $14.3 million, or 35.7%. The Seneca Acquisition in June 1995 was responsible for $9.2 million of the overall increase in net sales. The balance of the increase was attributable to growth in demand for certain of the Company's women's hosiery products and sport socks from new and existing customers.

     Gross profit for 1995 was $10.7 million, or 19.6% of net sales, as compared to $9.1 million, or 22.8% of net sales, for 1994. The decrease in gross profit as a percentage of net sales for 1995 was due in part to a trend towards higher sales volume at lower gross profit margins. Included in the cost of goods sold for 1995, however, is a charge of $621,000 related to accumulated unfinished women's hosiery products determined during the year to be obsolete, which exceeded the Company's normal estimate for reserves for obsolete and discontinued inventory. This charge in excess of normal reserves reduced gross profit, as a percentage of net sales, by 1.1%.

     Selling, general and administrative expenses increased $1.9 million in 1995 to $8.7 million, as compared to $6.8 million in 1994. The majority of the increase was attributable to costs associated with the integration of Seneca into the Company's operations during the second half of 1995. The Company also recorded a one-time charge of $500,000 during 1995 to recognize its future liability under an agreement entered into in December 1995 to pay a supplemental retirement benefit to the Company's former Chairman over a seven-year period. See "Certain Transactions -- Supplemental Retirement Benefit." As a percentage of net sales, selling, general and administrative expenses nonetheless decreased in 1995 to 15.9% compared to 16.9% in 1994. The Company attributes this percentage decrease primarily to net sales increasing at a faster rate than selling, general and administrative expenses.

     Although the Company experienced significant growth in net sales during 1995, operating income decreased to $2.0 million compared to $2.4 million in 1994. The decrease was the result of the one-time charges for the write-off of obsolete inventory and to recognize the Company's future liability to pay a supplemental retirement benefit. Had these one-time charges, which totaled $1.1 million, not been incurred, operating income in 1995 would have been $3.1 million, or a 32.8% increase over operating income in the prior year.

     Interest expense in 1995 was $1.6 million compared to $829,000 in 1994. Interest on the additional borrowings incurred to fund the Seneca Acquisition and increased borrowings under the Revolving Credit Facility to support higher levels of inventory and accounts receivable accounted for most of this 91% increase in interest expense.

     Other income for 1995 was $103,000, compared to $54,000 for 1994. The lower amount of other income for 1995 was primarily due to losses incurred on the sale or disposal of equipment in 1994 that offset other income in that year. There were no offsetting losses from the sale or disposal of equipment in 1995.

     Income taxes for 1995 decreased by $334,000 from 1994. The effective tax rate in 1995 was 44.7% compared to 36.1% in 1994. The increase in the effective tax rate for 1995 was the result of a decrease in the percentage of the Company's total income represented by income from the Company's operations in the Republic of Ireland, which is not subject to United States income tax.

     Net income for 1995 was $296,000 compared to $1.0 million in 1994. The decrease was the result primarily of the one-time charges incurred during 1995 for the write-off of obsolete inventory in excess of normal reserves and to recognize the Company's future liability to pay a supplemental retirement benefit to a former executive officer. Without these charges, income before income taxes for 1995 would have been $1.7 million and net income would have been $969,000. The Company's net income for 1995 was also adversely impacted by the 91% increase in interest expense over the prior year described above.

  Comparison of 1994 to 1993

     Net sales for 1994 were $40.1 million, as compared to $35.6 million for 1993, for an increase of $4.5 million, or 12.6%. The increase in net sales was primarily attributable to sales of Ellen Tracy women's hosiery products, which the Company began selling in 1994, and steady growth in sports sock sales resulting primarily from strong demand for sport specific socks from large format sporting goods retailers.

     Gross profit for 1994 was $9.1 million, or 22.8% of net sales, as compared to $7.8 million, or 21.9% of sales, for 1993. The increase in gross profit as a percentage of net sales resulted from a combination of increased sales of tights, trouser socks and other higher margin products in the women's hosiery division and operating efficiencies achieved from steady production at close to capacity in the women's hosiery and promotional sports sock divisions.

     Selling, general and administrative expenses increased 12.2% to $6.8 million in 1994 from $6.0 million in 1993. As a percentage of net sales, however, selling, general and administrative expenses remained constant at 16.9%. The Company attributes this result primarily to net sales increasing at a faster rate than selling, general and administrative expenses.

     The changes in sales, margins and expenses during 1994 described above combined to result in an increase in operating income of 34.2% from $1.8 million in 1993 to $2.4 million in 1994. As a percentage of net sales, operating income increased from 5.0% in 1993 to 5.9% in 1994.

     Interest expense in 1994 of $829,000 was 25.4% higher than interest expense of $661,000 in 1993. The increase was attributable to increased borrowings to support accounts receivables and inventories and an increase in prevailing interest rates during 1994.

     Other income decreased 83.8% to $54,000 in 1994 from $334,000 in 1993. The unusually large amount of other income in 1993 was attributable to the recognition in such year of $108,000 in foreign currency exchange gains upon the repayment of debt, denominated in U.S. dollars, owed to the Company by its foreign subsidiary conducting operations in the Republic of Ireland, which had been recorded, at the date of incurrence, on the foreign subsidiary's balance sheet in a foreign currency. The Company also received in 1993 an extraordinary grant of $104,000 from the Republic of Ireland to offset the adverse effect of currency exchange losses incurred during 1993 on outstanding receivables of the Company's foreign subsidiary when the exchange rate for certain European currencies, particularly the British pound, began floating on the open market without limits.

     Income taxes for 1994 increased by $224,000 compared to 1993. The effective tax rate was 36.1% in 1994 compared to 24.8% in 1993. This increase in the effective tax rate for 1994 was the result of a decrease in the percentage of the Company's total income represented by income from the Company's operations in the Republic of Ireland, which is not subject to United States income tax.

     Net income for 1994 was $1.0 million compared to $1.1 million for 1993. The decrease in net income was primarily a result of higher income taxes in 1994 caused primarily by decreasing income from the Company's operations in the Republic of Ireland.

LIQUIDITY AND CAPITAL RESOURCES

     Cash flows from operating activities for the years ended December 31, 1993, 1994 and 1995 were $(102,000), $984,000 and $2.0 million, respectively. Cash flows from operating activities during the six months ended June 30, 1995 and 1996 were $924,000 and $(3.0 million), respectively. The negative cash flows from operating activities during the first six months of 1996 were the result of a $4.3 million increase in inventories and a $1.7 million increase in accounts receivable since year end. The $4.3 million increase in inventories was largely due to increased inventories to support higher levels of sales in the women's hosiery division and to support sales of Seneca's rugged outdoor and heavyweight casual socks, which are higher in the last six months of the year. The $1.7 million increase in accounts receivable was the result of increased net sales by the Company's other divisions.

     In addition to cash flow from operations, the Company obtains working capital and, on a temporary basis, finances its capital expenditures for equipment modernization, through borrowings under the Company's Revolving Credit Facility extended by NationsBank, N.A. (South) ("NationsBank"). Borrowings under the Revolving Credit Facility were also used to fund a portion of the costs of the Seneca Acquisition. The Revolving Credit Facility, which was recently increased by $3.0 million to provide the additional working capital needed to support the Evan-Picone women's hosiery program, provides for borrowings of up to $20.0 million through January 1999. As of September 30, 1996, $16.4 million was outstanding under the Revolving Credit Facility, and there was $3.6 million available for additional borrowings. Funds borrowed under the Revolving Credit Facility bear interest at a rate equal to NationsBank's prime rate plus 1% per annum (currently 9.25%) and are secured by the Company's accounts receivable, inventory, equipment and certain real property. Amounts outstanding under the Revolving Credit Facility may not exceed the sum of specified percentages of the Company's accounts receivable and the value of the Company's inventory.

     The Revolving Credit Facility imposes several financial and other covenants that the Company must satisfy including, among other things, maintenance of specified levels of working capital, maintenance of a specified tangible net worth, debt service coverage ratios and positive cash flow. The covenants also impose limits on capital expenditures and dividends. Pursuant to grant agreements with the Republic of Ireland, the retained earnings of the Company's Irish subsidiary are subject to certain restrictions based upon the amount of government grants received to date. See note 12 to the Company's consolidated financial statements.

     In addition to the Revolving Credit Facility, the Company has two term loans outstanding with NationsBank. As of September 30, 1996, the term loans had an aggregate principal balance of approximately $5.2 million. The first loan, which was entered into as a source of permanent financing for the Company's capital equipment modernization program and at September 30, 1996 had an outstanding principal balance of $4.2 million, bears interest at NationsBank's prime rate plus 1% (currently 9.25%) and is payable in four monthly installments of $41,667 each, with a balloon payment of approximately $4.0 million due in January 1997. This loan is secured by the same collateral as the Revolving Credit Facility and imposes similar restrictive covenants on the Company. The Company expects to extend, and increase the principal balance of, this term loan prior to its due date. Any additional principal the Company is able to borrow will be used to reduce the outstanding balance under the Revolving Credit Facility, thereby increasing the amount available for additional borrowings thereunder to support future sales growth. The second term loan with NationsBank, which at September 30, 1996 had an outstanding principal balance of $964,000, was obtained in connection with the Seneca Acquisition in June 1995. This loan bears interest at NationsBank's prime rate plus 1% (currently 9.25%) and is payable in 31 monthly installments of $12,000 each, with a balloon payment of approximately $640,000 due in January 1999.

     NationsBank has issued a commitment letter, subject to completion of this Offering and satisfactory loan documentation, to change the interest rates on both the Revolving Credit Facility and the term loans to give the Company an option to choose an interest rate based on NationsBank's prime rate or London Interbank Offered Rates ("LIBOR"). The LIBOR-based option, which the Company expects to select, ranges from LIBOR plus 2% to LIBOR plus 3 1/4%, depending upon the Company's leverage ratio (as defined). Based on the Company's pro forma leverage ratio as of June 30, 1996, as adjusted to reflect the Interknit Acquisition and the completion of this Offering, the interest rates under the LIBOR-based option (assuming the Company had selected six-month LIBOR on such date as the base rate) would be 7.8% as of the date of this Prospectus. Based on estimates by management, the Company expects the interest rates upon completion of this Offering under the LIBOR-based option will be the LIBOR base rate selected by the Company plus 2% or 2 1/4%.

     As a result of the Interknit Acquisition, the Company's total debt will increase by approximately $1.7 million. Interknit's debt, which was incurred to finance the start-up and capital equipment costs and working capital needs of Interknit, bears interest at rates ranging from 6.9% to 9.3% and is payable in monthly installments through 2004.

     In payment of a portion of the purchase price of Seneca, the Company issued a $500,000 promissory note due in June 1997 to Seneca's former principal shareholder. This note, which is due in September 1997, provides for acceleration of the due date upon completion of this Offering. In connection with the Seneca Acquisition, the Company also guaranteed an existing obligation of Seneca in the amount of $350,000 owed to the estate of a family member of the former principal shareholder of Seneca that similarly provides for acceleration of the due date upon completion of this Offering. The Company will use $850,000 of the net proceeds of this Offering to satisfy these obligations. See "Use of Proceeds."

     The Company intends to use the balance of the estimated net proceeds of this Offering to temporarily repay borrowings outstanding under the Revolving Credit Facility. During the 18 to 24 month period following the completion of this Offering, the Company plans to reborrow approximately $2.0 million under the Revolving Credit Facility to provide a partial source of funding for capital expenditures the Company plans, but is not legally committed, to make during such period. These include constructing a distribution facility at an estimated cost of $1.5 million and purchasing 60 electronic knitting machines at an estimated cost of $1.5 million to replace the more than 100 knitting machines currently installed in the women's hosiery division. The source of funding for the balance of the estimated cost of these planned capital expenditures is anticipated to be cash flows from operating activities. The Company has no plans or material commitments to make any other material capital expenditures during the 24 month period following the completion of this Offering.

     Management believes the net proceeds of this Offering, when combined with the Revolving Credit Facility, other financing arrangements described herein and anticipated cash flows from operations, will be adequate to fund the Company's working capital requirements and planned capital expenditures for a period of at least 24 months following completion of this Offering. There can be no assurance, however, that acquisitions, adverse economic or competitive conditions or other factors will not result in the need for additional financing or have an adverse impact on the availability and reasonableness of such additional financing, if required.

SEASONALITY

     The Company's business is impacted by the general seasonal trends that are characteristic of the apparel and retail industries. The Company's net sales and profitability generally experience stronger performance in the third and fourth quarters. As the timing of the shipment of products may vary from year to year, the results for any particular quarter may not be indicative of results for the full year.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1995, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"), effective for fiscal years beginning after December 15, 1995. SFAS 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to these assets and certain identifiable intangibles to be disposed of. Since the Company's current policy is consistent with the provisions of SFAS 121, it does not anticipate that the new pronouncement will impact its financial statements.

     In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), effective for fiscal years beginning after December 15, 1995. SFAS 123 establishes a fair value-based method of accounting for compensation cost related to stock options and other forms of stock-based compensation plans. However, SFAS 123 allows an entity to continue to measure compensation costs using the principles of Accounting Principles Board Pronouncement 25 if certain pro forma disclosures are made. The Company intends to adopt the provisions for pro forma disclosure requirements of SFAS 123 in 1996 and anticipates that SFAS 123 will not have a material impact on its financial statements. As of August 15, 1996, the Company had not granted any stock-based awards subject to SFAS 123.

                                    BUSINESS

GENERAL

     The Company designs, manufactures and markets a complete range of sports, rugged outdoor and heavyweight casual socks as well as a wide variety of women's hosiery products, including tights, trouser socks, pantyhose and knee-highs. The Company believes it is one of the leading vendors of sports socks to sporting goods and active apparel stores. The Company also sells its products to department stores, discount stores and a variety of other retailers. In addition, the Company produces sports socks for sale by others under such widely-recognized brand names as adidas, ASICS, Bass, Brooks, Fila, Head Sportswear, IZOD, New Balance and Reebok and women's hosiery products for sale under the Liz Claiborne and Elisabeth brand names. Under license agreements, the Company produces and sells socks and women's hosiery directly to retailers under the brand names Converse, Ellen Tracy, Evan-Picone, Jacques Moret and Woolrich. The Company is currently negotiating licensing terms to produce and sell socks under the Coleman and Rockport brand names. The Company expects that approximately two-thirds of its net sales in the current fiscal year will be derived from sales of socks with the balance derived from sales of women's hosiery products. As of September 30, 1996, the Company had more than 3,500 customers in the United States, Europe and other parts of the world.

     The Company was founded in 1912 in Newton, North Carolina by a group of individuals, including Joseph Albert Gaither, grandfather of the Company's Chairman and great grandfather of the Company's President and Chief Executive Officer, as a manufacturer of women's hosiery. In the mid-1970's the Company began diversifying its product line to include sports socks, and during the past ten years the Company has diversified geographically and modernized its production capacity, increased its domestic customer base, expanded its contract manufacturing business, acquired the rights to manufacture and sell socks and women's hosiery under several widely-recognized brand names and increased its marketing activities and sales in Europe and other foreign markets. In 1986 the Company established a manufacturing facility in the Republic of Ireland to serve European customers and in 1992 established a manufacturing facility in Ft. Payne, Alabama to produce promotionally-priced, multi-pair pack sports socks. In June 1995, the Company expanded its manufacturing capacity and customer base by acquiring Seneca, which has been engaged since 1954 exclusively in designing, manufacturing and marketing these socks. In 1995 the Company also completed a major expansion of its manufacturing facility in the Republic of Ireland to accommodate growth from a new sports sock manufacturing program for adidas.

INDUSTRY OVERVIEW

     According to statistics compiled by the National Association of Hosiery Manufacturers ("NAHM"), total retail dollar volume in the United States of total hosiery, which includes all socks, women's sheer hosiery and tights, increased by approximately 18% from $6.1 billion in 1990 to $7.2 billion in 1995. During the same five-year period, total retail dollar volume of (i) socks increased by 26% from $3.0 to $3.8 billion on a 31% increase in retail unit volume, (ii) women's sheer hosiery remained unchanged at $2.7 billion on an 18% increase in retail unit volume and (iii) tights increased 96% from $300 million to $589 million on an 88% increase in retail unit volume. From 1990 to 1995, total retail dollar volume of men's and boy's sport/athletic socks (a category that includes rugged outdoor and heavyweight casual socks) increased by approximately 28% from $587 million to $754 million on a 32% increase in retail unit volume. During the same period, annual per capita purchases of socks in the United States increased from 9.2 to 11.5 pairs while the total United States population increased from 254 million to 266 million persons.

     During the first six months of 1996, total retail dollar volume of total hosiery increased by 7.6% to $3.3 billion from $3.0 billion in the first six months of 1995. During the first six months of 1996 compared to the same period in the prior year, total retail dollar volume of (i) socks increased by 15.4% from $1.5 billion to $1.8 billion on an 11.5% increase in retail unit volume,
(ii) women's sheer hosiery declined by 2.9% from $1.4 billion to $1.3 billion on a 9.7% decrease in retail unit volume and (iii) tights increased 25.5% from $150 million to $187 million on a 3.6% increase in retail unit volume.

     Statistics compiled by the NAHM regarding United States foreign trade in hosiery products indicate that during the past ten years total hosiery imports have increased approximately one and one-half times from 12,012,000 dozens of pairs to 29,713,000 dozens of pairs while total hosiery exports have increased more than five-fold from 3,942,000 dozens of pairs to 22,236,000 dozens of pairs. From 1990 to 1995, total hosiery imports' share of retail dollars spent on hosiery in the United States has increased from 5.2% to 8.2% with most of the increase attributable to increased sales of imported women's sheer hosiery. Imported socks' share of retail dollars spent on socks in the United States increased from 6.7% in 1990 to 7.6% in 1995. Imported tights' share of total retail dollars spent on tights in the United States increased during the same period from 8.1% to 14.3%.

     From 1990 to 1995, exports of socks increased more than three-fold from 2,979,000 dozens of pairs to 9,785,000 dozens of pairs with a corresponding increase in total dollar value of sock exports from $32.8 million to $98.5 million. The leading countries for United States exports of socks and women's hosiery in 1995 were Canada, Japan, Mexico and Germany. Analysts for the NAHM believe that the potential for increased export sales of hosiery to countries with increasing per capita disposable income is great, particularly for socks, but that different retail distribution practices and customs in many of these countries will require United States manufacturers to adapt their sales and marketing strategies. Companies with foreign operations located in close proximity to developed and developing markets are expected to have an advantage over manufacturers having only domestic manufacturing capability.

     As part of the current trend in the United States towards more casual dress, socks are increasingly becoming a fashion statement for style-conscious consumers. The Company believes that this trend has helped drive the growth in recent years in sales of socks. Sales of promotionally-priced, multi-pair pack sports socks have also increased significantly during the past five years and captured an increasing share of the sports sock retail dollar volume. Influenced by the same trend towards more casual dress, the market for women's hosiery is changing from its emphasis on traditional sheer pantyhose to include more durable, heavyweight products such as tights and trouser socks. Manufacturing of women's hosiery products is also becoming increasingly concentrated with only 58 manufacturers of sheer hosiery operating in the United States. Of that number, the 30 largest manufacturers produce most of the women's hosiery sold in the United States.

     Rapid technological change is also affecting all sock and women's hosiery manufacturers. In the last ten years, manufacturers have been replacing their existing mechanical knitting machines with a smaller number of higher speed electronic machines capable of equal or greater production than the machines they replaced. The newer electronic machines, which have fewer moving parts and require less maintenance, also provide greater production flexibility since they can be rapidly changed over to knit a different style or type of product. Changing over older mechanical machines is a time-consuming, labor intensive process. The increased production capacity of the latest generation of knitting machinery has led to production overcapacity in some segments of the industry, which has been exacerbated by the fact that many of the older machines they replaced have been purchased by others and put back into production.

     In recent years, the industry has also been, and will continue in the future to be, affected by certain trends in the retailing industry, including a trend towards consolidation of all categories of retailers into larger units having greater purchasing power. The retail sporting goods industry, for example, which was traditionally highly fragmented and comprised of relatively small sporting goods retailers, sports specific specialty shops, pro shops and departments within chain and discount stores, is being transformed by the rapid growth of large format sporting goods retailers. They include customers of the Company such as The Sports Authority, which operates more than 120 stores under that name, Sports and Recreation, which operates more than 60 stores principally under the names "Sports Unlimited," "Sports" and "Sports & Rec" in conjunction with a local community name, and Oshman's Sporting Goods, which operates, in addition to its 125 traditional sporting goods stores, a growing chain of large format stores under the name "SuperSports USA." Similarly, smaller regional discount chains in many regions of the United States are experiencing increasing pressure from the growth of the larger national discount stores such as Wal-Mart Stores and Target. Department stores are also affected by the industry trend towards consolidation of retailers. In 1995, Federated Department Stores and Broadway Stores merged, and May Department Stores Co. and J.C. Penney separately purchased most of

Woodward & Lothrop, Inc. Industry analysts expect the trend towards consolidation and bankruptcy reorganizations among retailers to continue.

     The large format sporting goods stores and national discount, department and chain stores to which the Company and its competitors sell their products are using sophisticated electronic inventory management systems to achieve optimal in-stock levels of merchandise. These systems with electronic order placement features require manufacturers to make greater investments in working capital to maintain a more extensive inventory of finished products and in information technology that will give them a quick response capability when orders are placed, usually electronically, by these retailers. Increasingly, the large format sporting goods stores, national discount stores and large department store chains are also requiring manufacturers to play a greater role in marketing and managing their retail sock and women's hosiery business. This includes placing logistical demands on manufacturers that impose extra distribution costs and penalizing them through "chargebacks" when they do not conform to a retailer's rules for packaging, prepricing and shipping goods.

     The logistical and other demands retailers are placing on manufacturers and the rapid technological changes that have created overcapacity in some segments of the industry have already led to some consolidation of women's hosiery manufacturers (58 at December 31, 1995, as opposed to 66 at the same date in 1990 and 86 in 1986). While, according to the NAHM, the number of manufacturers of socks in the United States increased to 309 at December 31, 1995 compared with 279 at the same date in 1990, the Company expects this number to decline in the next several years. Industry analysts expect that the sock manufacturing industry will be increasingly characterized by the presence of a small number of large manufacturers, relatively few medium-sized manufacturers and a large number of small manufacturers primarily selling greige goods and finished hosiery products to the larger manufacturers.

     The trend towards consolidation of manufacturers of socks and women's hosiery is expected to be reinforced by the trend among large retailers such as the national discount chains and the large format sporting goods stores to do business with a smaller group of vendors that are capable of providing a significant share of their total sock and women's hosiery requirements. With the exception of the very large manufacturers such as Sara Lee Hosiery and Kayser-Roth, most manufacturers concentrate on making either socks or women's hosiery products. The Company, which produces socks and women's sheer hosiery and tights, is one of only a few companies its size that makes all three of these categories of products. The Company believes that being a diversified manufacturer will become increasingly important as larger retailers seek to reduce the total number of vendors with which they do business. The Company also believes that product diversity will make the Company less vulnerable to consumer trends and trends in the retailing industry affecting only one segment of the sock and women's hosiery industry.

GROWTH STRATEGY

     During the past ten years, the Company has increased sales by diversifying its product lines, adding to and geographically diversifying its production capacity, expanding its domestic customer base, expanding its contract manufacturing business, acquiring the rights to manufacture and sell products under licensed brand names and increasing its marketing activities and sales in Europe and other foreign markets. The Company intends to continue this overall growth strategy by focusing on the following goals:

          INCREASING SALES TO EXISTING CUSTOMERS. Many of the Company's existing customers in the sporting goods industry, such as Just for Feet, The Sports Authority, Sports & Recreation and Oshman's Sporting Goods, are expanding the number of stores they operate, and the Company expects that its sales to these customers will increase as a result of their unit growth. The Company also believes that it will be able to increase its sales to other existing customers such as Target, J.C. Penney and Nordstrom. The Company also expects to be able to expand its contract manufacturing of products sold under such widely-recognized brand names as adidas, Reebok and Fila for major athletic footwear and apparel companies, and for other companies, such as Liz Claiborne, that design, contract for the manufacture of and market products under their own trademarks.

          ESTABLISHING SALES RELATIONSHIPS THROUGH CROSS-SELLING. The Company is seeking to establish relationships with certain major retailers with which the Company has not historically done business.

     Management believes that the Company's expanded customer base of major retailers resulting from the Seneca Acquisition and the Evan-Picone women's hosiery program creates opportunities for cross-selling the Company's other products. The recent expansion of the Company's manufacturing facility in Ft. Payne, Alabama that produces multi-pair pack sports socks also positions the Company to compete effectively for sales to new customers.

          OBTAINING ADDITIONAL LICENSING ARRANGEMENTS. The Company is seeking to license additional nationally and internationally recognized brand names to complement the Converse, Ellen Tracy, Evan-Picone, Jacques Moret and Woolrich licensed brand names. Management is currently negotiating licensing terms to produce and sell socks under the Coleman and Rockport brand names.

          ADDING COMPLEMENTARY PRODUCT CATEGORIES THROUGH SELECTIVE ACQUISITIONS. Women's casual socks and men's dress socks are complementary product categories that could be added to the Company's existing product lines through selective acquisitions of other manufacturers or through internal product diversification. Although the Company has no proposal, agreement, understanding or arrangement relating to the acquisition of any other company at this time, future acquisitions could also be expected to expand production capacity and add to the customer base.

          INCREASING INTERNATIONAL SALES. The Company plans to build on the existing customer base served by the Company's manufacturing facility in the Republic of Ireland and on the Company's base of export sales of domestically manufactured products. In 1995 the Company completed an expansion of this facility that approximately doubled its production capacity.

OPERATING STRATEGIES

     In recent years, manufacturers of socks and women's hosiery have experienced a period of rapid technological change and encountered a demanding retail environment characterized by customers' expectations of immediate order fulfillment and depth in all product categories. Through the following core operating strategies, the Company is investing in new technology and strengthening its ability to provide a significant share of major retailers' total socks and women's hosiery requirements.

          PRODUCING HOSIERY PRODUCTS FOR SALE UNDER BRAND NAMES. The Company produces socks for sale under its own brand names and for sale by athletic footwear companies and others under such widely-recognized brand names as adidas, ASICS, Bass, Brooks, Fila, Head Sportswear, IZOD, New Balance and Reebok. Under licensing arrangements, the Company produces and sells women's hosiery products directly to retailers under the Ellen Tracy, Evan-Picone and Jacques Moret brand names and socks under the Converse and Woolrich brand names. The Company also manufactures women's hosiery products for Liz Claiborne, Inc. under its brand names. The Company believes its reputation as a producer of well-known branded products, including the Company's own branded products in the sporting goods retail industry, distinguishes the Company from many of its competitors that manufacture socks and women's hosiery for sale only under retailers' private labels.

          INVESTING TO BECOME A LOWER-COST MANUFACTURER. In recent years the Company has made significant capital investments in manufacturing technology with the goal of becoming a lower-cost, higher-volume producer of a broad range of products. Most of these investments have been made to replace existing mechanical knitting machinery for socks with higher speed, more flexible electronic knitting machines that require less maintenance and result in significant productivity increases. The Company has also invested in sophisticated machinery that automates the finishing operations at certain of its facilities, significantly reducing the labor inputs required. The Company will continue making capital investments in manufacturing and distribution technology when appropriate to remain competitive.

          OUTSOURCING MANUFACTURING TO INCREASE OPERATING EFFICIENCIES. To meet peak demand, the Company regularly outsources the manufacturing of certain products. As a result, the Company has been able to operate its own manufacturing facilities at more efficient production levels.

          MANUFACTURING A BROAD RANGE OF PRODUCTS. For a number of years the Company has manufactured a complete range of sports socks and produced a wide variety of women's hosiery products, including tights, trouser socks, pantyhose and knee-highs. With the Seneca Acquisition, the Company added rugged outdoor and heavyweight casual socks to its product lines. The Company has also broadened its product lines beyond traditional products to include complementary products such as thermal underwear/leggings, glove liners and gators for skiers and other outdoor sports enthusiasts.

          MAINTAINING A LARGE AND DIVERSE CUSTOMER BASE. As of September 30, 1996, the Company had more than 3,500 customers in the United States, Europe and other parts of the world. Only one of such customers, Target, accounted for more than 10% of the Company's 1995 net sales and is expected to account for more than 10% of the Company's 1996 net sales. Management believes that maintaining a large and diverse customer base puts the Company in a stronger position to recover increased raw material and manufacturing costs through price increases than many of the Company's competitors who are dependent on a small number of major customers.

          PROVIDING RAPID ORDER FULFILLMENT. The Company maintains finished inventory of many of its products that allows the Company to fill and deliver customer orders for those products generally within three days of the date the order is placed. In recent years, the Company has made capital investments in information technology to develop and implement its Quick Response system, which coordinates its manufacturing and order fulfillment systems with the sophisticated electronic inventory management control systems employed by an increasing number of the Company's larger customers.

          FOCUSING ON CONSISTENT, HIGH QUALITY. The Company believes that consistent product quality is as important to its customers as rapid order fulfillment. The Company maintains a rigorous quality assurance program for its manufacturing operations and enjoys a good reputation among its customers for product quality.

     The Company's intended uses of the proceeds of this Offering will contribute to the further implementation of the Company's core operating strategies by reducing outstanding debt, improving cash flow and funding additional capital expenditures intended to give the Company an advantage as a lower-cost, higher-volume producer in an increasingly competitive marketplace. See "Use of Proceeds."

OPERATIONS

  Sports Socks

     The Company manufactures an extensive collection of sports specific, active sport and sports promotional socks for men, women and children. The socks are knitted from a variety of natural and synthetic fibers and are manufactured in a wide array of styles, including tubes, crews, half-crews, quarters, rolldowns, slouches and cuffs.

     "Sports specific socks," which allow a team or individual athlete to match their socks to their activity, contain extra cushioning and differ according to where the protective cushioning is placed (ball, toes, instep, heel, arch, shin), how thick the cushioning is and the materials used to construct the socks. The Company produces most of its sports specific socks for athletic footwear and apparel companies that design, contract for the manufacture of and market sports socks under such widely-recognized brand names as adidas, ASICS, Bass, Brooks, Fila, Head Sportswear, IZOD, New Balance and Reebok. Through its vendor relationships with these athletic footwear and apparel companies, the Company not only increases its sales but also gains access to changes in styling trends in the sporting goods industry. The Company also produces its own collection of sports specific socks, which are sold to retailers under the Company's SportSox brand name (in packaging and on displays that also bear the Ridgeview name and trademark). This collection includes socks for seven different sports, including in-line skating, tennis, cross-training, cycling and aerobics.

     The Company's "team collection" of sports specific socks is designed for sale to sporting goods dealers that outfit school and recreational athletic teams. The collection includes basketball, baseball, soccer and volleyball socks. The baseball socks include the traditional nylon stirrup and sanitary socks worn under the stirrups as well as several styles of one piece, knitted-in stirrup socks. The soccer socks include acrylic soccer socks for recreational play and heavier, more expensive nylon socks for the serious soccer player.

     Under the brand name Kidsox, the Company manufactures several styles of basic cushion socks specifically for children that are made with the same quality features found in their adult-sized counterparts. The Kidsox line includes a feature the Company calls "dirt defender," which is a grey color blend on the bottom of the sock that helps keep that portion of the sock color-fast despite rough use and repeated washings.

     "Active sport socks" are specifically designed for the serious athlete who participates in active sports such as basketball, tennis, running, cycling and aerobics. They offer high performance features like special fibers and triple layer construction to provide cushioning in high impact areas and protection against abrasion and blisters. The Company's premium line of active sport socks, which includes socks for eight different sports, is sold at premium prices under the Company's LINEOne brand name in packaging and on displays that also bear the Ridgeview name and trademark. The natural and synthetic fibers used in these socks include mercerized cotton (cotton yarn processed in a caustic solution to increase the fiber's strength and luster), wool, silk, Duraspun (a Monsanto synthetic fiber that allows for maximum shock absorbency and offers excellent wicking properties), CoolMax (a DuPont synthetic fiber that breathes, while wicking perspiration away from the skin) and Thermastat (a DuPont cold-weather synthetic fiber that traps warmth while allowing moisture to escape).

     Under the brand name SportSox and under private labels of various sporting goods and discount stores, the Company manufactures and sells in multi-pair packs a variety of styles of lightweight basic cushion socks designed to be sold at promotional prices. These socks, which include tubes, crews, quarters, rolldowns, slouches and cuffs and offer many of the features that are found in the Company's premium-line socks, are knitted from a cotton-rich blend of yarns.

  Rugged Outdoor and Heavyweight Casual Socks

     The Company's collection of rugged outdoor and heavyweight casual socks, which expanded significantly with the acquisition of Seneca, is designed for hikers and other outdoor enthusiasts as well as consumers who appreciate the value of heavyweight casual socks. The collection of rugged outdoor and heavyweight casual socks, most of which are sold under private labels, includes 14 styles of thermal insulated socks, 11 styles of hiking and trekking socks, 15 styles of general outdoor wear socks and 13 styles of heavyweight casual socks.

     In June 1995, Seneca began manufacturing rugged outdoor and heavyweight casual socks under the licensed brand name Woolrich. Under the three-year license agreement with Woolrich, Inc., the Company has the right to manufacture and sell rugged outdoor and heavyweight casual socks under the Woolrich name in the United States. The Company must meet minimum annual sales thresholds that increase during the license term and pay a royalty equal to the greater of 5% of its net sales of Woolrich brand socks or the applicable minimum annual sales amount. The license agreement terminates on June 30, 1998 with an option to renew for an additional three-year period provided the Company's performance as licensee has been satisfactory. The Company is currently negotiating licensing terms to manufacture and sell socks, beginning January 1, 1997, under the Coleman and Rockport names under similar licensing agreements.

     The Company also manufactures and sells a collection of outdoor socks specifically designed for downhill and cross-country skiers, which includes nine styles of bright, colorful skiing socks and liners. These socks are sold under the Ridgeview name or private labels to several large retailers with national distribution as well as to smaller, resort-oriented ski merchandise shops. The skier-oriented outdoor collection also includes several styles of thermal underwear/leggings as well as glove liners and gators. The Company believes the favorable market response to its thermal underwear/leggings products offers continued opportunities for sales growth and additional complementary product development.

     The fibers used in manufacturing the rugged outdoor and heavyweight casual and ski sock collections include wool, wool blend, cotton and silk. They also include such synthetic fibers as polypropylene (which when blended with wool or cotton provides a superior level of durability and serves to effectively wick moisture away from the skin, keeping feet dry), turbo hi-bulk acrylic (a premium grade of acrylic that provides high bulk, softness and loft), Thermax (a hollow core fiber used in cold weather socks that traps warmth while wicking moisture away from the skin) and CoolMax. The thermal underwear/leggings are constructed from a blend of DuPont's newest cold weather fighting polyester fiber, Thermostat, and spandex fiber, Lycra.

  Women's Hosiery Products

     The Company manufactures a complete line of women's private label hosiery, including more than 600 styles of tights, trouser socks, pantyhose and knee-highs available in all popular colors and textures. The Company's largest customer for these private label products is Target. In 1994, the Company entered the designer segment of the women's hosiery market through the negotiation of the license to manufacture and sell women's hosiery under the Ellen Tracy brand name in the United States and Canada. The licensor, Ellen Tracy, Inc. is a designer and manufacturer of "upmarket" women's ready-to-wear fashions. In return, the Company must meet certain quality standards, distribute only to better department and specialty stores, sell only limited quantities of Ellen Tracy hosiery at off-price and pay a royalty equal to 7% of its net sales of Ellen Tracy products. In addition, the Company is required to expend in each year the agreement is in effect an amount equal to 3% of the annual sales targets on advertising and promotions of Ellen Tracy products. Approximately one-half of that amount is required to be made in the form of a contribution to the national advertising budget of the licensor. The Company has recently broadened the Ellen Tracy product line beyond the original limited product category of high-end tights and trouser socks to include dress pantyhose and casual socks and improved the packaging of the entire line of Ellen Tracy products. Ellen Tracy hosiery products are now available in tights, trouser socks and pantyhose sold at premium retail prices.


     The Company is required to make minimum guaranteed royalty payments in increasing amounts each year under the Ellen Tracy license agreement. The minimum guaranteed royalty payments are based on 7% of increasing annual sales targets for Ellen Tracy products of $1.5, $3.0 and $5.0 million in 1994, 1995 and 1996, respectively, which were established by negotiation with no prior sales experience by the Company or a prior licensee of this Ellen Tracy hosiery program to serve as a guide. The Company's net sales of Ellen Tracy products exceeded $1.5 million in 1994. The Company's net sales of Ellen Tracy products in 1995 represented only 84% of the $3.0 million sales target for that year, and the Company does not expect its sales of Ellen Tracy products in the current year to achieve the higher sales target of $5.0 million for such period. Although the termination provisions of the license agreement gave the licensor the right to terminate the agreement if the Company did not achieve the sales target of $3.0 million for 1995, the licensor did not exercise its right to do so. Management believes its performance as licensee has otherwise been satisfactory to date and has recently been advised that the licensor is willing to renew the license at its expiration in December 1996 for a one-year term with a minimum guaranteed royalty payment based on an annual sales target of $5.0 million. There can be no assurance, however, that the Company will be able to renew the Ellen Tracy license upon the expiration of its term.


     In July 1996, the Company negotiated a license to manufacture and sell women's sheer hosiery and medium-weight tights under the Evan-Picone brand name, a widely-recognized and established brand of women's hosiery. The initial term of the license agreement ends December 31, 1999, but the license is renewable at the Company's option for another three years, provided the Company has satisfied the minimum annual sales threshold of $14.0 million for the twelve-month period ending June 30, 1999. The Company is required to pay royalties equal to 5% of net sales of Evan-Picone products (3% of net sales of excess inventory and close-out sales). In addition, the Company must spend 2% of annual net sales of Evan-Picone products on advertising. The Company is required to make minimum guaranteed royalty payments during the term of the agreement in increasing amounts in each annual period of the license term, which is $450,000 in the first annual period and increases to $750,000 in the sixth annual period of the license agreement. The license also requires the Company to use its best efforts to sell and promote Evan-Picone women's hosiery and provides that the Company shall be deemed to be not using its best efforts if the Company's net sales fail to exceed certain specified amounts during each annual period of the license term. The specified amount of net sales of Evan-Picone products that must be achieved is $9.5 million for the first annual period of the license agreement and increases in each annual period thereafter with net sales requirements of $14.0 and $20.0 million in the third and sixth annual periods, respectively. Net sales of women's hosiery under the Evan-Picone brand name by the prior licensee were $17.5 million in such licensee's fiscal year ended January 31, 1996. In the event the Company fails to meet the specified amount of net sales in any annual period, the licensor has the right to terminate the agreement. The licensor may also terminate the agreement in certain other events, including a change of control of the Company, the Company's failure to make payments due under the agreement, abandonment of the trademark or the granting of a lien or encumbrance on Evan-Picone products.

     The Company also manufactures and sells tights packaged under the Jacques Moret brand name under a one-year license agreement with Jacques Moret, Inc., a firm that designs, contracts for the manufacture of, markets and sells an extensive collection of active apparel.

SALES AND MARKETING

     During 1995 the Company integrated the sales and marketing of its socks and women's hosiery products, which have traditionally been segregated by product category. This reorganization of the Company's direct sales force gives one executive officer responsibility for sales of all of the Company's products and allows each member of the direct sales force to offer the entire mix of the Company's products to customers.

     The chart set forth below provides an overview of the sales and marketing of the Company's products by product category, pricing approach, selected brand names, market segment, major customers and method of distribution.

                                                            SELECTED                                              PERCENTAGE
                                             PRICING         BRAND          DISTRIBUTION            MAJOR          OF 1995
  PRODUCT CATEGORY    GENERAL DESCRIPTION    APPROACH        NAMES         CHANNELS USED          CUSTOMERS        REVENUE
--------------------  -------------------- ------------  --------------  ------------------  -------------------- ----------
SOCKS:
Sports specific       Functional, high       Moderate    adidas,         Sporting goods      The Sports              27.3%
                      quality socks with                 Reebok, Fila,   stores, athletic    Authority, Sports &
                      extra cushioning                   Converse,       footwear stores,    Recreation, Champs,
                      that allow an                      IZOD, Head,     athletic footwear   Oshman's SuperSports
                      individual to match                ASICS,          and apparel         USA, SportMart,
                      socks to a                         Ridgeview, Pro  manufacturers       Reebok, Fila
                      particular sport                   Am
                      activity
Sports promotional    Lightweight, basic      Value      Jacques Moret,  Sporting goods      The Sports              24.5%
                      cushion socks for a                SportSox,       stores, athletic    Authority, Sports &
                      variety of uses                    GAMEsocks       footwear stores,    Recreation, Champs,
                                                                         mass market and     Oshman's SuperSports
                                                                         discount stores     USA
Rugged outdoor and    Heavyweight socks    Moderate to   Woolrich,       Mass market and     Kmart, J.C. Penney,     16.9%
  heavyweight casual  with true rib          Premium     Oyster Bay,     discount stores,    The Gap, Lands' End,
                      construction made                  Winchester,     outdoor specialty   Eddie Bauer, WIX
                      with wool and cotton               Seneca          stores, department  Corporation, Wal-
                      blends for hiking,                                 stores, mail order  Mart Stores,
                      skiing, hunting and                                retailers,          SportMart, Target
                      other active outdoor                               sporting goods
                      uses                                               stores
Active sport          Cushion-engineered     Premium     LINEOne         Sporting goods      The Sports               3.4%
                      socks with fiber and                               stores, athletic    Authority, Sports &
                      construction                                       footwear stores,    Recreation, Champs,
                      elements intended to                               athletic footwear   Oshman's SuperSports
                      provide high                                       and apparel         USA, SportMart
                      performance features                               manufacturers
                      for the serious
                      athlete

                                                            SELECTED                                              PERCENTAGE
                                             PRICING         BRAND          DISTRIBUTION            MAJOR          OF 1995
  PRODUCT CATEGORY    GENERAL DESCRIPTION    APPROACH        NAMES         CHANNELS USED          CUSTOMERS        REVENUE
--------------------  -------------------- ------------  --------------  ------------------  -------------------- ----------
WOMEN'S HOSIERY:
Tights and trouser    Opaque, durable      Moderate to   Ellen Tracy,    Department stores,  Target, J.C. Penney,    16.8%
  socks               pantyhose and          Premium     Liz Claiborne   mass market and     Mercantile,
                      trouser socks made                                 discount stores,    Dillard's, Federated
                      with heavy-weight                                  women's fashion     (Macy's, Rich's),
                      nylon yarns and with                               specialty stores    Neiman Marcus,
                      spandex in either                                                      Parisian, Nordstrom
                      half or all of the
                      knitted courses
Sheer pantyhose and   Basic ladies           Value to    Ellen Tracy,    Mass market,        Target, J.C. Penney,    11.1%
  knee-highs          pantyhose and          Premium     Liz Claiborne,  discount and        Mercantile,
                      knee-highs made with               Evan-Picone     department stores   Dillard's, Federated
                      lightweight nylon                                                      (Macy's, Rich's),
                      yarns and nylon/                                                       Neiman Marcus,
                      spandex yarns for                                                      Parisian, Nordstrom
                      everyday and special
                      uses

  Sports, Rugged Outdoor and Heavyweight Casual Socks

     The Company believes it is one of the leading vendors of sports socks to sporting goods and active apparel stores. The Company also sells its own and licensed brand name socks to athletic footwear stores, sporting goods dealers, department stores and mass merchandisers throughout the United States and Canada. Among the Company's leading customers for its own sports sock brands are Just for Feet, The Sports Authority, The Athlete's Foot, Oshman's Sporting Goods, Sportmart, and Sports & Recreation. Among the Company's leading customers for its rugged outdoor and heavyweight casual socks, most of which are sold under various retailers' private labels, are Kmart, J.C. Penney and Structure (a division of The Limited, Inc.).

     The Company also sells sports specific socks to many of the large athletic footwear and apparel companies, including Adidas AG, Reebok International, Ltd., New Balance, Inc. and Fila Holdings SpA, which design, contract for the manufacture of and market sports socks under their widely-recognized brand names. Under a strategic alliance entered into in 1995 with Chipman-Union Co., another domestic sock manufacturer that holds licenses to manufacture and sell socks under the adidas brand name, the Company is the primary manufacturer of sport socks bearing the adidas brand name to fill orders from distributors of adidas branded products located throughout Europe. To accommodate growth from the adidas sports sock manufacturing program, in 1995 the Company doubled the capacity of its manufacturing facility in the Republic of Ireland.

     In conjunction with its retailers, the Company employs a sophisticated marketing program for its own footwear collection designed to increase sales by educating consumers about the benefits of its active sports, sports specific and outdoor and rugged casual socks. For example, the Company's LINEOne brand of active sports socks are packaged in bright, colorful, attention-getting sleeves printed with extensive information about the benefits of the extra cushioning in high impact areas, the unique qualities and benefits of the natural and synthetic fibers used and other features of the LINEOne brand that are designed to help consumers appreciate the value of these premium-priced socks. The marketing program includes offering retailers a variety of merchandising aids such as floor and counter unit displays equipped with signage bearing the Ridgeview name as well as the Company's brand names. For the Company's promotionally-priced socks, which are typically sold in packages of three or six pairs each, the Company offers retailers free-standing, wire-constructed package bins equipped with similar signage. For most of its socks, the Company also offers a 'tier' unit sock display system equipped with Ridgeview and brand name specific signage designed to fit into retailers' existing pegboard or slat wall product display systems.

     Approximately 50% of the Company's sock sales in 1995 were made on a commission basis by a nationwide network of more than 80 independent sales representatives, most of whom specialize in sporting goods and athletic apparel and represent manufacturers of other products in addition to the Company. The Company has an internal sales force of six employees, four of whom are located at the Company's headquarters and the rest of whom are located at the Company's other facilities. Two of these sales employees work exclusively with large athletic footwear and apparel companies for which the Company serves as a manufacturing source and major private label accounts. Sales of sports socks manufactured at the Company's facility in the Republic of Ireland, which are sold primarily to Adidas AG and Reebok International Ltd. for distribution by them to retail outlets in Europe, are handled by a small group of employees located at that facility.

     Since the Seneca Acquisition in June 1995, the Company has been selling rugged outdoor and heavyweight casual socks under the licensed brand name Woolrich. Sales of Woolrich socks are made primarily by the 40-person direct sales force employed by Woolrich, Inc., who earn commissions from the Company.

     In both its branded and private label sock business, the Company engages in cooperative advertising with major retail accounts, whereby the Company pays a percentage of the cost of advertising and promotional expenses. In most instances, the percentage of the Company's contribution to the retailer's advertising budget is related to the volume of the Company's sales to the retail account.

  International Sales and Marketing of Socks


     In 1995, approximately 16% of the Company's sock sales (on a pro forma basis assuming the Seneca Acquisition had occurred at the beginning of 1995) were attributable to sales to customers located outside of the United States. Among the principal countries to which the Company exports socks are the United Kingdom, France, Japan, Singapore and Finland. All of the production at the Company's manufacturing facility in the Republic of Ireland is sold in Europe. To accommodate growth from the new adidas sports sock manufacturing program, the Company completed a major expansion of this facility in 1995. See note 13 of the Company's consolidated financial statements.


  Women's Hosiery Products

     The Company sells private label women's hosiery products to approximately 150 department stores, specialty retailers, mass market and discount stores throughout the United States in over 5,000 locations. Among the Company's leading customers for its private label products are Target, J.C. Penney, Nordstrom and Liz Claiborne, Inc., which designs, contracts for the manufacture of and markets women's hosiery packaged under various trademarks, including Liz Claiborne and Elisabeth, to better department and specialty stores. The Company sells Ellen Tracy women's hosiery to more than 100 department and specialty stores in over 1,000 locations throughout the United States and Canada. Principal customers for the Ellen Tracy line of hosiery products include Saks Fifth Avenue, Neiman Marcus, Nordstrom, Macy's, Bloomingdale's and Dillard's.

     In July 1996, the Company began selling the line of Evan-Picone women's hosiery products, which is distributed through more than 200 department and specialty stores in over 1,500 locations throughout the United States and Canada. Principal customers for the Evan-Picone product line include May Department Stores Co., Dillard's, J.C. Penney and Federated Department Stores. The Company is selling Evan-Picone product through a nationwide network of independent sales representatives, most of whom were selling Evan-Picone product for the company that previously held the license for the Evan-Picone women's hosiery program. The Company intends to expand the Evan-Picone product line to include medium-weight tights and trouser socks as well as pantyhose and knee-highs.

     The Company has an internal sales force of six employees located throughout the United States who handle primarily the private label and Ellen Tracy hosiery business. For both private label and Ellen Tracy hosiery products, senior management is actively involved in selling to major accounts and participates during market weeks and at other times in presentations to department stores and specialty retailing customers.

     The Company works closely with retailers, placing special emphasis on packaging and design, to develop attractive and economical private label hosiery programs that will meet with consumer acceptance and generate increased sales for the retailer as well as the Company. For example, in 1995 the Company made significant changes in product construction and pricing for its private label programs with Target and took steps to control product costs by making additional investments in knitting and automated finishing and packaging machinery to increase the efficiency of the Company's manufacturing operations.

     In both its private label and branded business, the Company engages in cooperative advertising with major retail accounts, whereby the Company pays a percentage of the cost of advertising and promotional expenses. In most instances, the percentage of the Company's contribution to the retailer's advertising budget is related to the volume of the Company's sales to the retail account. From time to time, the Company's major yarn suppliers also contribute to the cost of such cooperative advertising and promotions. The Company is required to devote 3% of its Ellen Tracy sales to advertising. In 1995, approximately one-half of that amount was used for cooperative advertising with retail accounts, and the remainder was paid to Ellen Tracy, Inc. to support general advertising of the Ellen Tracy brand name in fashion magazines and other national media.

     The Company intends to expand its private label women's hosiery business, sales of which have increased in each of the last three years, by augmenting sales under private label programs with existing customers, improving customer service and pursuing additional private label program business with major retailers. Following the anticipated purchases of additional electronic knitting equipment during the next 18 to 24 months, together with the investments in technology recently made to strengthen women's hosiery manufacturing and the ability to contract with other manufacturers for finished product when necessary, the Company will have the capability to expand sales of its private label business without making significant additional capital expenditures. The Company intends to expand the sales of Ellen Tracy and Evan-Picone women's hosiery by adding to the existing styles offered, increasing its sales and marketing effort and continuing major product development.

MANUFACTURING

     The chart set forth below provides an overview of the Company's manufacturing facilities by geographic location:

                                                                                                              AT SEPTEMBER
                                                                                                                30, 1996
                               NUMBER OF                                                                      ------------
                               KNITTING                                                                       APPROXIMATE
                 NUMBER        MACHINES                                                                        OUTPUT PER
                   OF        INSTALLED IN        YEAR       APPROXIMATE                                         WEEK IN
   LOCATION     KNITTING      LAST THREE      OPERATIONS       SQUARE                                          DOZENS OF
  OF FACILITY   MACHINES         YEARS        COMMENCED       FOOTAGE             PRODUCT CATEGORIES             PAIRS
--------------- ---------    -------------    ----------    ------------  ----------------------------------  ------------
Newton, NC          114               12         1912           100,000   Tights, trouser socks, pantyhose        18,000
  (women's                                                                and knee-highs
  hosiery)
Newton, NC           53               53         1976            70,000   Complete range of sports specific       15,000
  (sports                                                                 socks
  socks)
Tralee,              79               48         1986            45,000   Complete range of sports specific       15,000
  Republic of                                                             socks
  Ireland
Ft. Payne, AL        71               71         1992            72,000   Complete range of sports                35,000
                                                                          promotional socks
Seneca Falls,       197               29         1954           180,000   Complete range of rugged outdoor        12,000
  NY              -----            -----                        -------   and heavyweight casual socks           -------
  Total             514              213                        467,000                                           95,000
                    ===              ===                        =======                                           ======


                 APPROXIMATE
   LOCATION       NUMBER OF
  OF FACILITY     EMPLOYEES
---------------  ------------
Newton, NC             160
  (women's
  hosiery)
Newton, NC             155
  (sports
  socks)
Tralee,                115
  Republic of
  Ireland
Ft. Payne, AL          145

Seneca Falls,          190
  NY                ------
  Total                765
                       ===

  Sports, Rugged Outdoor and Heavyweight Casual Socks

     The Company manufactures socks primarily for inventory requirements based on estimated demand but also in response to customer orders on private label business. The Company maintains finished inventory of its own and licensed brand products under the Company's Quick Response inventory control system. Products maintained in finished inventory are generally shipped within three days of receipt of an order, which in the case of the Company's larger customers is typically received and processed by the Company electronically. Orders for socks not maintained in finished goods inventory are typically shipped within ten to thirty days of receipt of the customer's order, depending upon the size of the order.

     The Company manufactures socks at all of its facilities. At its facility located in Newton, North Carolina, the Company has 53 knitting machines, all of which are electronic. In its facility located in Ft. Payne, Alabama, where all of the Company's promotionally-priced, multi-pair pack lightweight cushion socks are made, the Company has 71 electronic knitting machines. At its facility located in the Republic of Ireland, where the Company makes sports specific socks primarily for sale to major athletic footwear and apparel companies, the Company has 79 knitting machines, 48 of which were installed in the last three years. At its facility located in Seneca Falls, New York where the Company produces all of its rugged outdoor and heavyweight casual socks, the Company has 197 "double cylinder" knitting machines, most of which are mechanical machines.

     The Company's electronic, CAD/CAM-driven machines allow the Company to vary its manufacturing runs to adjust quickly to changing patterns in demand without traditional high change-over or retooling costs. They also allow the Company to maintain a computer library of pattern and texture designs that can be electronically transmitted to these knitting machines. When the appropriate yarns have been installed to feed into them, the machines will automatically adjust to knit socks conforming to the new pattern and texture design.

     The Company generally operates its sock knitting machinery at each facility five days a week, 24 hours a day, except in Newton where the Company operates its sock knitting machinery seven days a week, 24 hours a day. Finishing socks, which includes toe closing, bleaching, scouring and dyeing, boarding, pairing and packaging, is generally accomplished at each facility by one shift of labor working five days a week and overtime when necessary. To meet peaks in demand for finished inventory that cannot be met from its own production, the Company from time to time purchases greige goods from other manufacturers.

     Although the Company expects to continue making regular, and in some years significant, investments in technology that will increase the productive capacity, efficiency and competitive position of its sock manufacturing operations, the Company believes that its sock manufacturing operations, supplemented by the purchase of greige goods from others when necessary, will be able to meet current and projected demand for the Company's products.

  Women's Hosiery Products

     The Company manufactures its women's hosiery products not only in response to customer orders but also for inventory requirements based on estimated demand. The Company maintains finished inventory of certain private label and Ellen Tracy hosiery under the Company's Quick Response inventory system. Products maintained in finished inventory are generally shipped within three days of receipt of an order from a retail account, which in the case of the Company's larger customers, such as Target, is typically received and processed by the Company electronically. Orders for women's hosiery not maintained in finished goods inventory are typically shipped within ten to thirty days of receipt of the customer's order.

     The Company's manufacturing of women's hosiery is currently done at the facility in Newton, North Carolina, where the Company has 114 knitting machines, automated assembly equipment and static dyeing machines. Eleven of the Company's machines are electronic, CAD/CAM-driven and allow the Company to vary its manufacturing runs to adjust quickly to changing patterns in demand without traditional high change-over or retooling costs. The Evan-Picone hosiery program and certain other women's hosiery products are outsourced to other manufacturers. With a portion of the net proceeds of this Offering, the Company intends to purchase over the next 18 to 24 months approximately 60 new electronic CAD/CAM knitting machines to replace the existing knitting machines used in the production of women's hosiery. Not only do modern electronic knitting machines produce hosiery at a faster rate and reduce change-over and retooling costs, they provide higher efficiency levels, significantly improve product quality, reduce "fallout" and enhance product development through product sophistication and diversity. The Company generally operates its women's hosiery knitting machinery 24 hours a day, five days a week. The finishing of women's hosiery, which includes toe closing, fabricating, boarding and packaging, is generally accomplished by one shift of labor working five days a week. Overtime work is scheduled when necessary to respond to increased product demand. The Company recently purchased new assembly and packaging machinery, which by automating several of the steps in the finishing process has reduced the Company's labor requirements for this traditionally labor intensive part of the manufacturing process.

     For its electronic CAD/CAM-driven knitting machinery, the Company is able to maintain a computer library of hosiery patterns and texture designs that can be electronically transmitted to the knitting machines. When the appropriate yarns have been installed to feed into them, these machines will automatically adjust to knit hosiery conforming to the new pattern and texture design. The Company has a small in-house product development staff that develops original designs on the Company's CAD/CAM system and contracts with an experienced fashion designer to provide design input on a seasonal basis. The Company is seeking to hire an experienced fashion designer to provide design input on all of the Company's socks and women's hosiery programs.

     The Company regularly contracts with other manufacturers for greige goods as well as finished hosiery when orders for the Company's women's hosiery products exceed its production capacity. Although the Company expects to make continuing, significant investments in technology to increase the productive capacity and efficiency of its women's hosiery manufacturing operations, the Company believes that, with the exception of the Evan-Picone program and a limited number of other styles of women's hosiery products that will be outsourced from time to time to other manufacturers, it will have sufficient technologically advanced production capacity to meet current and projected demand for its women's hosiery products for the next several years.

QUALITY ASSURANCE PROGRAM

     The Company maintains a rigorous quality assurance program for its manufacturing operations that begins with the purchase of only high-quality yarns and a program of regular maintenance and constant monitoring, some of which is done by computer, of the Company's knitting machinery. Greige goods produced by the Company or purchased from others are carefully inspected prior to finishing, and randomly selected samples of finished goods are inspected prior to being packaged and shipped. The Company also emphasizes strong interaction with its major customers on quality assurance issues and employee education on the importance of quality assurance. During each of the past five years, the Company has achieved high-quality standards with less than 1% of its products in each of such years being returned as defective. Based on their collective years of experience, management of the Company believes this record compares favorably with those of others in the industry.

RAW MATERIALS

     The Company's products are manufactured from yarns spun from either synthetic (e.g., nylon and acrylic) or natural (e.g., cotton and wool) fibers, or a blend of both. The principal yarns used in the manufacture of sports, outdoor and casual socks are cotton, wool and a variety of synthetic fibers. The principal yarns used in the manufacture of women's hosiery products are textured nylon of varying weights and spandex, principally DuPont's Lycra. As the Company has achieved greater manufacturing efficiencies through investments in modern knitting machinery and automated finishing and packaging equipment that reduce labor inputs and as the prices of yarns spun from both natural and synthetic fibers have increased, the cost of raw materials as a percentage of the Company's cost of goods sold has increased.

     With recent declines in cotton prices, United States cotton prices are currently just above their ten-year average price of 70 cents a pound after two years of prices that were significantly above the ten-year average. Prices for wool, the other major natural fiber the Company uses, have also declined in the last year after sharp increases in the previous two years, reflecting increased consumer demand for natural fibers and changes in production. The Company and other major users of cotton and wool yarns typically enter into fixed-price contracts, having terms ranging from six to twelve months, during the fall of the year when much of the cotton crop is being harvested worldwide. By doing so, the Company and its competitors are able to avoid making significant purchases of cotton and wool on the spot market and are able to establish and maintain pricing for their products using large amounts of these natural fibers throughout the year with only minor adjustments.

     The Company purchases its requirements for textured nylon, polyester, polypropylene and other yarns made from synthetic fibers from a variety of suppliers at prevailing prices that are influenced both by changes in demand and the producers' costs. Many synthetic fibers, such as polyester, are petrochemical-based, and prices for them are influenced by changes in the price of petroleum. The Company has reduced the adverse effect of price increases for synthetic fiber yarns in recent years by negotiating rebates with its major synthetic yarn suppliers based on the Company's volume of purchases.

     The Company has generally been successful in recovering increased raw material costs on its branded products, many of which include significant amounts of wool and cotton yarn as well as yarns made from synthetic fibers. Recovering higher costs for raw materials on the Company's private label women's hosiery products is generally more difficult because of the highly competitive nature of this business.

QUICK RESPONSE INVENTORY SYSTEM

     The Company has developed its sophisticated Quick Response inventory system to enable the Company to coordinate its manufacturing operations and order fulfillment system with the electronic inventory control systems employed by most of the Company's women's hosiery customers and an increasing number of its major sport socks customers. The Quick Response inventory system, which combines bar code technology with electronic data interchange ("EDI"), provides a link between the customers' and the Company's computers, eliminates inefficiencies by automating receipt and processing of customers orders and allows the Company to respond with "just-in-time" manufacturing techniques to the tighter shipment schedules demanded by large retailers. Using the EDI technology, the Company receives from certain major customers, via electronic interchange, weekly updates of sales and inventory levels from store locations nationwide. For certain customers, such as Target and The Sports Authority, this information automatically generates orders which the Company then fills.

     With a portion of the net proceeds of this Offering, the Company intends to construct a distribution center at its manufacturing facility in Newton, North Carolina, which will incorporate sophisticated inventory control and order fulfillment technology and become an integral component of the Company's Quick Response inventory system. In the last five years, the Company has made significant investments in computer hardware and software to implement its Quick Response system. While the Company will need to continue making significant capital investments in new information technology to maintain and strengthen its Quick Response system in response to major retailers' increasingly sophisticated EDI expectations, the Company believes the current system is adequate for its current business.

MAJOR CUSTOMERS


     In 1995, sales of women's hosiery products and socks to Target accounted for approximately 13% of the Company's total net sales (approximately 12% on a pro forma basis assuming the Seneca Acquisition had occurred at the beginning of
1995). During such year, no other single customer accounted for more than 10% of the Company's business. The Company's business relationship with Target began more than 20 years ago when Target had less than 100 stores. As the number of stores operated by Target has increased to over 700, the Company's sales to this customer have increased commensurately. The Company's five largest women's hosiery customers, including Target, accounted for approximately 84% of the Company's total women's hosiery business in 1995. During the same year, the Company's five largest sock customers accounted for approximately 25% of the Company's sock business.


CREDIT AND COLLECTIONS

     The Company's credit and collection functions are managed by the Company's credit department at its corporate headquarters, except for credit and collection on sales of socks manufactured at the Company's facilities located in Seneca Falls, New York and in the Republic of Ireland, which are handled by employees at those facilities. The credit of the Company's customers is evaluated regularly by monitoring of accounts receivable and through reports obtained from major business credit evaluation services. In the case of smaller retail outlets for sports socks, the Company relies in part on credit evaluation information available through a variety of credit information sources. The Company believes its credit and collection management has been a significant factor in minimizing the effect on the Company of bankruptcy filings of certain customers for its sports socks. In each of the last five years, the Company's write-off of uncollectible receivables has averaged less than 1% of net sales.

SEASONALITY

     The Company's sales of rugged outdoor and heavyweight casual socks, ski socks and thermal underwear/leggings are highly seasonal and generally occur during the fall and winter selling seasons, which begin in August and end in December. The Company's women's hosiery business is also somewhat seasonal with hosiery sales, particularly sales of tights (which sell for higher wholesale prices than women's sheer hosiery) increasing in the fall and winter months. Historically, the majority of the Company's sales have been generated, and most of the Company's profits have been earned, in the third and fourth quarters of its fiscal year.

BACKLOG

     As a result of the seasonality of certain products, the Company accumulates a temporary backlog of orders primarily during the summer and early fall months. At September 30, 1996, the Company's order book reflected unfilled customer orders for approximately $8.3 million of products as compared to $8.6 million at the same date in the prior year. Order book data at any given date is also materially affected by the timing of recording orders and of shipments, as well as the status of major private label programs. Recently, certain large customers who formerly placed firm orders with the Company began instead providing projections of their demand for the Company's products and transmitting smaller firm orders on a more frequent basis. Accordingly, order book data should not be taken as indicative of eventual actual shipments or net sales, or as providing meaningful period-to-period comparisons. Excluding those products which are seasonal in nature and major private label programs, the Company receives orders fairly evenly throughout the year and generally ships within three to thirty days after receipt of a customer's order.

COMPETITION

     The sock manufacturing segment of the hosiery industry is highly fragmented and competitive. According to the NAHM, at December 31, 1995 there were 309 companies manufacturing socks in the United States at 394 locations. The Company is subject to competition from a number of these companies that manufacture and sell a complete range of sports socks or, in many cases, specific categories of sports socks, such as active sports socks, that are competitive with one or more of the Company's products. The Company believes that it is one of the leading vendors of sports socks to sporting goods and active apparel stores. The number of competitors in the manufacture and sale of rugged outdoor and heavyweight casual socks is considerably smaller because the number of "double cylinder" knitting machines required to make these socks is limited.

     The women's hosiery industry is highly competitive and is currently experiencing excess capacity and flat demand for sheer hosiery products. The women's hosiery industry is dominated by the industry leader, Sara Lee Hosiery, and by Kayser-Roth. Sara Lee Hosiery not only sells private label and brand name women's hosiery to department stores, specialty stores and mass merchandisers, it also sells substantial quantities of its brand name products directly to consumers through its outlet catalog. Sara Lee Hosiery and Kayser-Roth, as well as several other large domestic manufacturers of women's hosiery, have substantially greater market share and financial resources than the Company. The Company is also subject to competition from a large number of smaller domestic competitors, which compete primarily based on price for private label business. Sara Lee Hosiery manufactures and sells women's hosiery in the designer segment of the market under the licensed Donna Karan brand name in competition with the Company's Ellen Tracy hosiery. Other women's hosiery manufacturers sell similar designer name brand women's hosiery with equal or greater consumer recognition, which is marketed to the same group of fashion-conscious consumers to which the Company's Ellen Tracy hosiery is marketed.

     Competition among manufacturers of all categories of the Company's products is primarily on the basis of customer service, product quality, pricing, order fulfillment capability and relationships forged over time between sales personnel and buyers for the large national retailers and other major customers. The Company believes that the most important of these are order fulfillment and product quality, which encompass the ability to service the customer's needs by fulfilling and shipping orders for products that are of a consistent quality on a timely basis. The Company believes its good reputation for order fulfillment and consistent product quality gives it a competitive advantage over many of its competitors, including some competitors whose prices are lower than the Company's prices for similar products.

     The Company believes that its increased size, which has occurred as the result of internal sales growth and the Seneca Acquisition, as well as its diversified product lines, give the Company an increasing competitive advantage. The Company believes a manufacturer's size will be particularly important during a period of anticipated consolidation in the sock and women's hosiery industry that is being driven in part by increased retail concentration. In this regard, the Company expects to benefit from an industry trend for retailers to align with a fewer number of major manufacturers who can provide a significant share of a major retailer's total sock and women's hosiery requirements, have the capability of assisting the retailer in managing its hosiery business and are able to meet increased logistical demands imposed by major retailers.

REGULATION

     The Company's business is subject to regulation by federal, state and local governmental agencies dealing with various aspects of conducting a sock and women's hosiery manufacturing business such as work place safety, protection of the environment, wage and hour policies, product labeling, family and medical leave policies and product flammability standards. Certain of these regulations, particularly those relating to air quality, water quality and disposal of waste products, are technical in nature, involve substantial penalties in the event of breach and require extensive controls to assure compliance with their provisions. While the Company believes that it has operated and intends to operate in full compliance with these regulations, such compliance may result in significant additional costs.

EMPLOYEES

     As of September 30, 1996, the Company employed approximately 765 persons, 136 of whom, employed at Seneca, were covered by a collective bargaining agreement with the International Ladies Garment Workers Union, which in 1995 merged with the Amalgamated Clothing and Textile Workers Union to form the Union of Needletrades, Industrial and Textile Employees. The employees at the Company's facility in the Republic of Ireland are not covered by a collective bargaining agreement, but the Company does recognize Services Industrial Professional Technical Union as their representative. In April 1995, the Company signed a three-year collective bargaining agreement covering wages and benefits for the Company's employees at Seneca. None of the Company's employees represented by a union has engaged in any kind of work stoppage in the last ten years. The Company considers its relationships with its employees to be good.

     At its manufacturing facility in Newton, North Carolina, the Company operates a day care center for the benefit of its employees with space for 58 children. The operating costs of the center that are not covered by payments made by employees using the center, grants received or funds from other sources are paid by the Company. Approximately 75% of the Company's hourly employees at this facility are female. In October 1996, Working Mother magazine named the Company to the magazine's annual list of "100 Best Companies for Working Mothers," citing the availability of this day care center and the Company's other family-friendly policies for its employees. Management believes these policies contribute to a stable and productive work force.

PROPERTIES

     The Company's corporate offices, all of its women's hosiery and a significant portion of its sports sock manufacturing operations are located in Newton, North Carolina in five Company-owned buildings containing approximately 170,000 square feet of space. The Company plans to construct a distribution center on

Company-owned land adjacent to the Company's existing facility in Newton that will add an additional 75,000 to 100,000 square feet of space. The Company's facilities in Newton also include a 4,000 square foot building housing a Company-sponsored child care center.

     The Company owns an approximately 60,000 square foot sock finishing and shipping facility and leases on a month-to-month basis an approximately 12,000 square foot sock knitting and sewing facility in Ft. Payne, Alabama. The Company also owns a manufacturing facility located in Tralee, Republic of Ireland. With the assistance of a grant from the Irish Development Authority equal to approximately one-third of the total capital investment required, the Company expanded the size of this facility in 1995 to approximately 45,000 square feet. The Company also owns an approximately 100,000 square foot, three-story building at Seneca that houses the knitting, sewing and finishing operations for the Company's production of rugged outdoor and heavyweight casual socks. The Company owns a nearby 80,000 square foot building on 37 acres of land that serves as a warehouse and distribution center for Seneca.

LITIGATION

     The Company is not a party to any legal proceedings which it believes would have a material adverse effect on the business, income, assets or operation of the Company. The Company is not aware of any material threatened litigation against the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The Company's directors and executive officers and their ages, as of August 15, 1996, are as follows:

                        NAME                       AGE               POSITION
    ---------------------------------------------  ----  ---------------------------------
    Albert C. Gaither............................   65   Chairman and Director
    Hugh R. Gaither..............................   45   President, Chief Executive
                                                         Officer and Director
    William D. Durrant...........................   58   Executive Vice President -- Sales
                                                           and Marketing and Director
    Walter L. Bost, Jr...........................   41   Executive Vice President and
                                                         Chief Financial Officer
    Susan Gaither Jones..........................   36   Vice President and Director
    J. Michael Gaither...........................   45   Secretary and Director
    Claude S. Abernethy, Jr......................   69   Director
    George Watts Carr, III.......................   53   Prospective Director*
    Joseph D. Hicks..............................   53   Prospective Director*
    Charles M. Snipes............................   63   Prospective Director*

---------------

* Messrs. Carr, Hicks and Snipes have been elected as directors of the Company, effective upon the completion of this Offering. They have each agreed to serve upon the effectiveness of their election as directors.

     Albert C. Gaither has been a director since 1958 and Chairman of the Company since January 1992. From January 1980 through December 1991 he served as the Company's President and from January 1992 until September 1995 was the Company's Chief Executive Officer. He received his B.A. from Davidson College in 1956 and has been employed by the Company since 1956. Mr. Gaither is Susan Gaither Jones' father and a cousin of Hugh R. Gaither and J. Michael Gaither.

     Hugh R. Gaither has been a director since 1977 and President of the Company since January 1992. Since September 1995, he has also served as the Company's Chief Executive Officer. Prior thereto he had served as Vice President of the Company since January 1980. Mr. Gaither joined the Company in 1975 after receiving his B.A. from Davidson College and his M.B.A. from the University of North Carolina at Chapel Hill. During 1994 and 1995, Mr. Gaither served as Chairman of the NAHM. Mr. Gaither is J. Michael Gaither's brother and a cousin of Albert C. Gaither and Susan Gaither Jones.

     William D. Durrant, who was elected to his current position in September 1995, has been employed by the Company since 1976 and has been a director since 1979. From January 1992 until September 1995, Mr. Durrant served as Senior Vice President -- Sales and Marketing for the Company's sports sock divisions. From July 1976 until December 1992, he served as Vice President -- Sales for the sports sock divisions.

     Walter L. Bost, Jr., who is a certified public accountant, was elected to his current position in September 1995 and has been employed by the Company for more than eight years, during which entire period he has served as the Company's Chief Financial Officer. From 1982 until 1987 he was controller of a privately-owned hosiery manufacturing company located in Hickory, North Carolina. Mr. Bost received his B.A. in Accounting from the University of North Carolina at Chapel Hill in 1977.

     Susan Gaither Jones has been a Vice President of the Company since January 1992 engaged principally in sales, marketing and customer service activities related to the Company's women's hosiery division. She has been employed by the Company in various positions since 1984 and a director since 1991. Ms. Jones received her B.A. in Psychology from Appalachian State University in 1982. Ms. Jones is Albert C. Gaither's daughter and a cousin of Hugh R. Gaither and J. Michael Gaither.

     J. Michael Gaither is Vice President and General Counsel of J.H. Heafner Company, Inc., a privately-owned firm located in Lincolnton, North Carolina engaged in the manufacturing and distribution of motor vehicle tires. Mr. Gaither, who has been a director since 1980, received his B.A. from Duke University in 1974 and his J.D. from the University of North Carolina at Chapel Hill in 1977. Mr. Gaither is Hugh R. Gaither's brother and a cousin of Albert C. Gaither and Susan Gaither Jones.

     Claude S. Abernethy, Jr. has been a Senior Vice President of Interstate/Johnson Lane Corporation, a New York Stock Exchange member firm since 1963. Mr. Abernethy received his B.A. from Davidson College and his M.B.A. from Harvard University. He has been a director since 1969 and is a director of Interstate/Johnson Lane, Inc., the parent of Interstate/Johnson Lane Corporation, and two other publicly-traded companies: Air Transportation Holding Company, an air freight company, and Carolina Mills, Inc.

     George Watts Carr, III is the President of Cone Denim North America, a division of Cone Mills Corporation, a position he assumed effective October 1, 1996. From 1993 to October 1996, he was employed by the North Carolina Department of Commerce, first as Director of Business and Industry Development and most recently as President of the North Carolina Partnership for Economic Development. From 1991 to 1992 Mr. Carr was employed by Unifi, Inc., one of the Company's principal suppliers of yarn, as Senior Vice President -- Marketing of the hosiery division. From 1970 to 1991 he was employed by Macfield, Inc., a yarn manufacturer, where he held various management positions in customer service, manufacturing and marketing and served as President of the hosiery division from 1981 to 1991 and as a director.

     Joseph D. Hicks is the President and Chief Executive Officer and a director of Siecor Corporation, a privately-held fiber optics cable company. Mr. Hicks, who has worked at Siecor Corporation since 1979, received his B.S.E.E. from the University of Kentucky in 1966 and his M.B.A. from the University of Maryland in 1970. Prior to his employment by Siecor Corporation, Mr. Hicks held various positions with Motorola, Inc.

     Charles M. Snipes is the President and a member of the Board of Directors of Bank of Granite Corporation, a bank holding company, and has been President and Chief Executive Officer since 1994 and a director since 1982 of its principal subsidiary, the Bank of Granite. He serves as a director of Vanguard Furniture, Inc., First Factors, Inc. and Ingold Company, Inc., all of which are privately-held companies. Mr. Snipes received his B.A. from Lenoir-Rhyne College in 1958.

TERMS OF DIRECTORS AND OFFICERS

     All directors hold office until the next annual meeting of shareholders or until their successors have been duly elected and qualified. The Company's executive officers are appointed by and serve at the discretion of the Company's Board of Directors.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has established a Compensation Committee to make recommendations concerning salaries and incentive compensation for executive officers and other employees of the Company and administer the Company's stock plans. The Board has also established an Audit Committee to recommend to the Board of Directors the selection of the Company's independent auditors and review the results and scope of the audit and other services provided by the independent auditors. It is currently anticipated that Messrs. Abernethy, Carr, Hicks and Snipes will be appointed the members of the Compensation and Audit Committees.

COMPENSATION OF DIRECTORS

     Following completion of this Offering, the Company intends to pay its directors who are not compensated as officers or employees of the Company an annual retainer fee of $5,000 and a fee of $500 for each meeting of the Board of Directors or any committee thereof attended (other than any such committee meeting held in conjunction with a meeting of the full board). The Company will also reimburse each director for out-of-pocket expenses incurred in attending meetings of the Board of Directors and any of its committees. Directors who qualify as "independent directors" under Schedule D of the National Association of Securities Dealers, Inc. are eligible to participate in the Company's Outside Directors' Stock Option Plan. See "Management -- Employee Benefit Plans -- Outside Directors' Stock Option Plan."

     Directors who are officers or employees of the Company will not receive any compensation for serving as directors.

COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth information with respect to the 1995 compensation of the Company's Chief Executive Officer and four other most highly compensated executive officers (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                       ANNUAL COMPENSATION
                                                      ----------------------          ALL OTHER
            NAME AND PRINCIPAL POSITION                SALARY         BONUS        COMPENSATION(1)
----------------------------------------------------  --------       -------       ---------------
Hugh R. Gaither.....................................  $180,000       $90,165           $ 7,882
  President and Chief Executive Officer
Albert C. Gaither...................................   168,000        89,826            14,011
  Chairman
William D. Durrant..................................   166,000        96,570            10,216
  Executive Vice President -- Sales and Marketing
Walter L. Bost, Jr..................................   108,000        35,179             2,104
  Executive Vice President and
  Chief Financial Officer
Susan Gaither Jones.................................    96,000        21,613             5,649
  Vice President

---------------
(1) The amounts shown for Hugh R. Gaither, Albert C. Gaither, William D. Durrant and Susan Gaither Jones include $3,500 in fees paid to them for serving as directors. Upon completion of this Offering, directors who are employees of the Company will not receive any compensation for services as directors. The amounts shown for Hugh R. Gaither, Albert C. Gaither and Ms. Jones include $2,882, $9,077 and $325, respectively, representing the present value of the imputed interest for premiums paid by the Company under a split dollar life insurance arrangement. The amounts shown for Messrs. Durrant and Bost and Ms. Jones include $4,400, $374 and $296, respectively, representing the dollar value of term life insurance premiums paid by the Company during 1995. The amounts shown for Hugh R. Gaither, Albert C. Gaither, Messrs. Durrant and Bost and Ms. Jones also include contributions made by the Company to the Company's 401(k) Plan in the amounts of $1,500, $1,434, $2,310, $1,730 and $1,555, respectively.

SALARY CONTINUATION AGREEMENTS

     The Company has entered into salary continuation agreements with each of the Named Executive Officers. For each Named Executive Officer other than Albert
C. Gaither, the agreements provide that upon retirement, death or disability, the officer or his or her designated beneficiary, as applicable, will begin receiving monthly payments equal to 60% of the highest monthly base salary paid to the officer during the term of his or her employment. The agreements provide that such payments will continue for a period of 15 years. At 1995 salary levels the annual benefit that would be payable under these agreements to Hugh R. Gaither, Messrs. Durrant and Bost and Ms. Jones would be $108,000, $99,600, $64,800 and $57,600, respectively. The retirement benefits payable to each of the Named Executive Officers, other than Albert C. Gaither whose retirement benefit is fully vested, will be 25% vested when the officer reaches age 50, 50% at age 55 and 100% at age 60. The salary continuation agreement entered into with Albert C. Gaither provides for monthly payments of $3,000 for a period of 15 years commencing upon Mr. Gaither's retirement or death. The Company's obligations under all salary continuation agreements are unsecured and are not required to be funded. The Company has elected to partially fund its obligations under these agreements through the purchase of life insurance on the Named Executive Officers that are expected to provide a return to the Company that will approximately offset its liability. The compensation expense associated with these agreements is recognized over the term of the officers' employment. See note 12 to the Company's consolidated financial statements.

EMPLOYEE BENEFIT PLANS

     Omnibus Stock Plan. The Company has an Omnibus Stock Plan (the "Omnibus Plan"), which is intended to encourage high levels of performance by the Company's officers and key employees and to enable the Company to recruit, reward, retain and motivate employees of experience and ability on a basis competitive with industry practices. The Company has reserved 230,000 shares of Common Stock for issuance under the Omnibus Plan.

     The Omnibus Plan will be administered by the Compensation Committee of the Board of Directors. Awards under the plan may include, but are not limited to, incentive stock options or nonqualified stock options, stock appreciation rights, restricted stock, performance awards, or other stock-based awards, such as stock units, securities convertible into stock, phantom securities and dividend equivalents. The Compensation Committee, based on recommendations made by management, will have sole authority and discretion under the Omnibus Plan to
(i) designate eligible participants in the plan and (ii) determine the types of awards to be granted and the conditions and limitations applicable to such awards, if any, including the acceleration of vesting or exercise rights upon a Change in Control of the Company (as defined in the plan). The awards may be granted singly or together with other awards, or as replacement of, in combination with, or as alternatives to, grants or rights under the Omnibus Plan or other employee benefit plans of the Company. Awards under the Omnibus Plan may be issued based on past performance, as an incentive for future efforts, or contingent upon the future performance of the Company.

     Options granted under the Omnibus Plan must be exercised within the period fixed by the Compensation Committee, which may not exceed 10 years from the date of the option grant, or in the case of incentive stock options granted to any 10% shareholder, five years from the date of the option grant. Options may be made exercisable in whole or in installments, as determined by the Compensation Committee. Options will not be transferable other than by will or the laws of descent and distribution and, during the lifetime of an optionee, may be exercised only by the optionee. The option price will be determined by the Compensation Committee; provided, however, that the option price for incentive stock options may not be less than the market value of the Common Stock on the date of grant of the option and the option price for incentive stock options granted to any 10% shareholder may not be less than 110% of the market value of the Common Stock on the date of grant. Unless otherwise designated by the Compensation Committee as "incentive stock options" intended to qualify under
Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), options granted under the Omnibus Plan are intended to be "nonqualified stock options." No options or other awards have been granted under the Omnibus Plan.

     Employee Stock Purchase Plan. The Company has an Employee Stock Purchase Plan (the "Purchase Plan"), which is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. A total of 75,000 shares of Common Stock are available for purchase under the Purchase Plan and it will be administered by the Compensation Committee of the Board of Directors. The Purchase Plan will permit eligible employees of the Company, including executive officers, to periodically purchase shares of the Common Stock after the completion of this Offering through payroll deductions. Participating employees may authorize the Company to withhold up to 6% of their base compensation in each offering period established under the Plan to purchase shares of Common Stock. The Purchase Plan provides for 12-month offering periods beginning January 1 of each year. At the end of each offering period, participating employees are entitled to use such withheld compensation to purchase the number of newly issued shares of Common Stock or shares purchased by the Company in the market determined by dividing the amount of withheld compensation by 85% of the lower of the market price of the Common Stock on the first or last business day of the offering period. Participants may terminate their participation in the Purchase Plan prior to the end of each offering period and obtain a refund of payroll deductions not yet applied to the purchase of Common Stock. Upon termination of employment, a participant's right to participate in the Purchase Price will automatically cease, and all payroll deductions not applied to the purchase of Common Stock will be refunded.

     Outside Directors' Stock Option Plan. In September 1996, the Company adopted an Outside Directors' Stock Option Plan (the "Directors' Plan"), reserving 15,000 shares of Common Stock for issuance thereunder. Each outside director serving as such as of the effective date of the Registration Statement of which this Prospectus constitutes part automatically will receive an option to purchase 500 shares of Common Stock at the fair market value on such effective date. Each outside director joining the Board for the first time following the Offering will automatically be granted an option to purchase 500 shares of Common Stock at the fair market value on the date of his or her initial election to the Board. On each anniversary of an outside director's election to the Board, he or she will automatically be granted an option to purchase 500 shares of Common Stock at the then fair market value, provided that the director shall have continuously served as a director of the Company and the number of shares of Common Stock available under the Directors' Plan is sufficient to permit such grant. Options granted under the Directors' Plan will be nonqualified stock options, will vest in installments of 33 1/3% on each anniversary of the option grant and will expire 10 years from the date of grant. Eligible "outside directors" are persons who qualify as "independent directors" under Schedule D of the Bylaws of the National Association of Securities Dealers, Inc. The Directors' Plan is designed to operate automatically and is not expected to require administration. However, to the extent administration is required, it will be provided by a committee of the Board of Directors consisting of two or more disinterested persons appointed by the Board of Directors who are ineligible to participate in the Directors' Plan.

     401(k) Plan. The Company has a tax deferred savings plan (the "401(k) Plan") that covers all employees age 21 and older who have been employed by the Company for at least 12 months. Eligible employees may contribute up to 6% of their compensation to the 401(k) Plan on a pre-tax basis, not to exceed $9,500 per year (adjusted for cost-of-living increases). The Company, at its discretion, may annually match up to 25% of an employee's pre-tax contributions, up to a maximum of 6% of compensation. The rates of pre-tax and matching contributions may be reduced with respect to highly compensated employees, as defined in the Code, so that the 401(k) Plan will comply with Sections 401(k) and 401(m) of the Code. Pre-tax and matching contributions are allocated to each employee's individual account, which is invested in selected mutual funds according to the directions of the employee. An employee's pre-tax contributions are fully vested and nonforfeitable at all times. The Company's matching contributions vest after three years of employment.

                              CERTAIN TRANSACTIONS

TRANSACTIONS WITH AND ACQUISITION OF AFFILIATE

     Immediately prior to the completion of this Offering, the Company will acquire all of the issued and outstanding shares of Interknit, a corporation affiliated with the Company through common ownership of its shares by eight persons who are also shareholders, and five of whom are executive officers, of the Company. Since beginning operations in January 1994, Interknit has sold substantially all of its output of greige goods to, and has purchased a portion of its raw materials requirements from, the Company. In addition, the services of several of the executive officers of the Company have been provided to Interknit from time to time without consideration. The purchase and sale transactions between the Company and Interknit during the Company's two most recent years and the six months ended June 30, 1996 are summarized in the table below.

                                                                                               PERCENTAGE
                                                                                   SALES           OF
                                                 PURCHASES BY    PERCENTAGE OF     BY THE     INTERKNIT'S
                                                 THE COMPANY      INTERKNIT'S    COMPANY TO   RAW MATERIAL
                                                FROM INTERKNIT     NET SALES     INTERKNIT     PURCHASES
                                                --------------   -------------   ----------   ------------
Year ended December 31, 1994..................    $2,338,000          100%        $266,000         19%
Year ended December 31, 1995..................     3,162,000           82          289,000         11
Six Months ended June 30, 1996................     2,363,026           71           25,000          1

     When the Company began planning for this Offering in early 1995, the Company was advised by all prospective underwriters to combine the operations of Interknit and the Company. A committee comprised of four directors (two of whom are not shareholders of Interknit) was appointed in 1995 to study the proposed acquisition and (with one of the independent directors dissenting) subsequently recommended the Company proceed with the acquisition. On August 15, 1996, the Board of Directors met and unanimously (including the director who previously dissented) approved the Share Exchange Agreement pursuant to which the shareholders of Interknit will, immediately prior to the completion of this Offering, transfer all of the 500 issued and outstanding shares of capital stock of Interknit to the Company in exchange for an aggregate of 240,000 shares of Common Stock (the "Exchange"). When the Exchange is consummated, the following directors, executive officers and greater than 5% shareholders of the Company will receive the number of shares of Common Stock set forth opposite their names below.

                                                                              NUMBER OF
                         DIRECTOR, EXECUTIVE OFFICER                           SHARES
                       OR GREATER THAN 5% SHAREHOLDER                      OF COMMON STOCK
    ---------------------------------------------------------------------  ---------------
    Hugh R. Gaither......................................................       37,200
    William D. Durrant...................................................       37,200
    Walter L. Bost, Jr...................................................       24,000
    Albert C. Gaither....................................................       16,800
    Susan Gaither Jones..................................................       16,800
    J. Michael Gaither...................................................        8,400
    J. Robert Gaither, Jr................................................        8,400

     The aggregate number of shares to be issued to the shareholders of Interknit was determined by the Company in part on the basis of a valuation of Interknit's business performed by Interstate/Johnson Lane Corporation ("Interstate"), one of the managing underwriters of this Offering, by dividing the value derived by Interstate by $10.00 (the mid-point of the estimated initial public offering price per share for the Common Stock in this Offering). The resulting number of shares of Common Stock to be issued in the Exchange is fixed at 240,000, but the aggregate value of such shares on the date of issuance will be determined by the market price of the Common Stock on such date, which will be the closing date of this Offering. The table set forth below shows the aggregate value of the 240,000 shares at the high, mid- and low points of the range of the estimated initial public offering price set forth on the cover of this Prospectus.

                         AGGREGATE
ESTIMATED INITIAL         MARKET
 PUBLIC OFFERING         VALUE OF
  PRICE OF THE        240,000 SHARES
  COMMON STOCK        OF COMMON STOCK
-----------------     ---------------
     $  9.00            $ 2,160,000
       10.00              2,400,000
       11.00              2,640,000

     The Company has agreed to pay Interstate $25,000 for rendering an opinion to the Board of Directors of the Company regarding the terms of the Exchange. The fairness opinion sets forth Interstate's opinion that, taking into consideration such information about Interknit, the Company and this Offering as Interstate deemed relevant, the exchange ratio for the Exchange is fair to the shareholders of the Company from a financial point of view. One of the Company's directors, Claude S. Abernethy, Jr., who is not a shareholder of Interknit, is a Senior Vice President of Interstate and a director of Interstate/Johnson Lane, Inc., the parent of Interstate.

     Another important factor in the Board of Directors' determination of the exchange ratio and approval of the Exchange was its assessment, based on historical and projected results of operations, of the positive contribution the Interknit Acquisition is expected to make to the Company's results of operations. Because it was only recently established and is equipped with modern electronic knitting machines incorporating recent developments in technology, Interknit's knitting operations with its 71 machines will be among the Company's most efficient. Moreover, as Interknit's productive capacity has increased in the two and one-half years since commencing operations, Interknit's outside sales to customers other than the Company have also increased. In the first six months of 1996, outside sales represented approximately 28% of Interknit's total sales.

     Since inception, Interknit has incurred approximately $1.7 million in debt to finance start-up and capital equipment costs and working capital needs. Although there is no agreement or understanding with Interknit's lenders regarding a release of their liability, as guarantors of this debt the directors and executive officers who are shareholders of Interknit may derive an additional benefit from the Exchange and this Offering if the lenders subsequently agree to release them from their personal guaranties.

     Under the terms of the Share Exchange Agreement, the obligations of the shareholders of Interknit to complete the Exchange are subject to all of the conditions to the issuance and sale of the shares of Common Stock offered hereby to the Underwriters, other than the condition that the Exchange be consummated, having been met or waived and certain other conditions, none of which are within the control of any individual shareholders of Interknit in their capacity as such. The offer and sale of the shares of Common Stock to the shareholders of Interknit pursuant to the Share Exchange Agreement is exempt from registration under the Securities Act, pursuant to the exemption from registration set forth in Section 4(2) of the Securities Act for transactions not involving any public offering. When and if issued, the 240,000 shares will be "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act and must be held for at least two years before they will be eligible for sale under Rule 144.

SUPPLEMENTAL RETIREMENT BENEFIT

     In December 1992, J. Robert Gaither, Jr., the Company's former Chairman, retired after more than 45 years of employment with the Company. Until August 15, 1996, when he submitted his resignation, he continued to serve as a director of the Company. From the date of his retirement in 1992 until December 31, 1995, the Company continued to pay Mr. Gaither approximately $105,000 annually. During such three-year period, the Company also paid him $36,000 annually under a salary continuation agreement entered into while he was still employed as an executive officer of the Company.

     In December 1995, the Company and Mr. Gaither entered into an amendment to his salary continuation agreement pursuant to which the Company agreed to pay him, in addition to the $36,000 the Company is obligated to pay him annually for another 12 years, a supplemental retirement benefit of $84,000 annually for seven years. In the event of his death before the end of the seven-year period, the Company's obligation will continue until the end of such period and the payments will be made to his designated beneficiary. In 1995, the Company accrued a liability and recorded an expense of $500,000 for this obligation. See note 12 of the Company's consolidated financial statements.

POLICY ON RELATED PARTY TRANSACTIONS

     The Company has adopted a policy that all transactions with affiliates and persons owning more than 5% of the Common Stock be on terms no less favorable than could be obtained from third parties, and that all material transactions with its affiliates and persons owning more than 5% of the Common Stock, which are outside the ordinary course of business, if any, will be presented for the approval of the Company's disinterested directors.

                     PRINCIPAL AND MANAGEMENT SHAREHOLDERS


     As of September 30, 1996 there were 64 holders of record of the Company's Common Stock. The following table sets forth certain information with respect to the beneficial ownership of shares of Common Stock of the Company as of September 30, 1996 and as adjusted to reflect the sale of the shares of Common Stock offered by the Company and the Selling Shareholders, by (i) each person known by the Company to be the beneficial owner of more than 5% of the shares of Common Stock outstanding, (ii) each director of the Company, (iii) each of the Named Executive Officers, and (iv) all directors and executive officers of the Company as a group. None of the prospective directors of the Company currently own any shares of Common Stock. Except as otherwise indicated, each person named below has sole voting and dispositive power with respect to the shares of Common Stock beneficially owned by such person.


                                                               SHARES                   SHARES
                                                         BENEFICIALLY OWNED       BENEFICIALLY OWNED
                                                        BEFORE THIS OFFERING     AFTER THIS OFFERING
                                                        --------------------     --------------------
                         NAME                           NUMBER    PERCENT(1)     NUMBER    PERCENT(1)
------------------------------------------------------  -------   ----------     -------   ----------
Robert E. Cline(2)....................................  217,760      13.6%       186,490       6.0%
J. Robert Gaither, Jr.(3).............................  204,268      12.8        179,513       5.8
Grace W. Gaither(3)...................................  204,268      12.8        179,513       5.8
James C. Gaither(4)...................................  186,855      11.7        186,855       6.0
Rachel C. Gaither(4)..................................  186,855      11.7        186,855       6.0
Albert C. Gaither(5)..................................  167,597      10.5        167,597       5.4
Ann Heafner Gaither(5)................................  167,597      10.5        167,597       5.4
Carolina Glove Co.(6).................................   89,371       5.6         89,371       2.9
Hugh R. Gaither.......................................   51,366       3.2         51,366       1.6
Claude S. Abernethy, Jr.(7)...........................   44,557       2.8         44,557       1.4
William D. Durrant....................................   42,351       2.6         42,351       1.4
Susan Gaither Jones...................................   35,732       2.2         35,732       1.1
Walter L. Bost, Jr....................................   29,151       1.8         29,151         *
J. Michael Gaither....................................   22,566       1.4         22,566         *
All Directors and Executive Officers as a
  Group (including persons named above)...............  393,320      24.6%       393,320      12.6%

---------------

 * Less than 1%.
(1) For purposes of this table, the percentage of class beneficially owned has been computed, in accordance with Rule 13d-3(1) under the Securities Exchange Act of 1934 (the "Exchange Act"), on the basis of 1,600,000 shares of Common Stock outstanding on August 15, 1996 and 3,120,000 shares outstanding after this Offering. Beneficial ownership is based upon information available to the Company or furnished by the respective shareholders, directors and executive officers.
(2) Robert E. Cline's address is P.O. Box 2343, Hickory, NC 28603.
(3) The address for these shareholders is c/o Ridgeview, Inc., 2101 N. Main Avenue, Newton, NC 28658. Of the 204,268 shares of Common Stock beneficially owned by J. Robert Gaither, Jr. and his wife, Grace W. Gaither, prior to this Offering, 96,611 are owned of record by Mr. Gaither and 107,657 are owned of record by Mrs. Gaither. Of the 179,513 shares of Common Stock beneficially owned by Mr. and Mrs. Gaither after this Offering, 84,885 are owned of record by Mr. Gaither and 94,628 are owned of record by Mrs. Gaither.
(4) The address for these shareholders is Route 2, Box 199, Conover, NC 28613. Of the 186,855 shares of Common Stock beneficially owned by James C. Gaither and his wife, Rachel C. Gaither, prior to and after this Offering, 156,335 are owned of record by Mr. Gaither and 30,520 are owned of record by Mrs. Gaither.
(5) The address for these shareholders is c/o Ridgeview, Inc., 2101 N. Main Avenue, Newton, NC 28658. Of the 167,597 shares of Common Stock beneficially owned by Albert C. Gaither and his wife, Ann Heafner Gaither, prior to and after this Offering, 136,561 are owned of record by Mr. Gaither and 31,036 shares are owned of record by Mrs. Gaither.
(6) Carolina Glove Co.'s address is P.O. Box 999, Conover, NC 28613.
(7) Of the 44,557 shares of Common Stock beneficially owned by Mr. Abernethy, prior to and after this Offering, 2,576 are owned of record by his wife, Raenelle Abernethy, and 22,536 are owned by certain persons with whom Mr. Abernethy shares voting or dispositive power.

                              SELLING SHAREHOLDERS

     The following table sets forth information with respect to the ownership of Common Stock as of September 30, 1996 by each Selling Shareholder, the number of shares of Common Stock being sold by each Selling Shareholder and the number of shares beneficially owned by each Selling Shareholder after this Offering.

                                                            SHARES                           SHARES
                                                          OWNED PRIOR                      OWNED AFTER
                                                            TO THIS     NUMBER OF SHARES      THIS
                          NAME                             OFFERING        BEING SOLD       OFFERING
--------------------------------------------------------  -----------   ----------------   -----------
Robert E. Cline(1)......................................    217,760          31,270          186,490
Grace W. Gaither(2).....................................    107,657          13,029           94,628
J. Robert Gaither, Jr.(1)(2)............................     96,611          11,726           84,885
Robert Macon Yount(3)...................................     71,085          10,424           60,661
Comer Gaither...........................................     14,811           7,036            7,775
Cole A. Gaither.........................................      7,727           3,127            4,600
Lawson Gaither..........................................      4,508           1,824            2,684
Ernest H. Yount, Jr.....................................     12,620           1,564           11,056
                                                          -----------       -------        -----------
     Total..............................................    532,779          80,000          452,779
                                                          =========     =============      =========

---------------
(1) Until they resigned on August 15, 1996, Robert E. Cline and J. Robert Gaither, Jr. were directors of the Company.

(2) The numbers shown for Grace W. Gaither do not include 96,611 and 84,885 shares owned prior to and after this Offering, respectively, by her husband,
    J. Robert Gaither, Jr. The numbers shown for J. Robert Gaither, Jr. do not include 107,657 and 94,628 shares owned prior to and after this Offering, respectively, by his wife, Grace W. Gaither.


(3) Until he retired on March 19, 1996 after serving 43 years, Robert Macon Yount was a director of the Company. After this offering Mr. Yount will own 1.9% of the shares of Common Stock outstanding.

                          DESCRIPTION OF CAPITAL STOCK

     Upon completion of this Offering, the Company's authorized capital stock will consist of 20,000,000 shares of Common Stock, par value $.01 per share, and 2,000,000 shares of Preferred Stock (the "Preferred Stock"), and there will be 3,120,000 shares of Common Stock outstanding (3,360,000 if the Underwriters' over-allotment option is exercised).

     The following description of the capital stock of the Company does not purport to be complete or to give full effect to the North Carolina provisions of statutory or common law and is subject in all respects to the provisions of the Company's Articles of Incorporation (the "Articles") and Bylaws.

COMMON STOCK

     The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock.

     All currently outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be outstanding upon completion of this Offering will be fully paid and nonassessable.

PREFERRED STOCK

     Immediately following the completion of this Offering, the Company will be authorized to issue 2,000,000 shares of undesignated Preferred Stock. The Board of Directors, without any further vote or action by the shareholders, will have the authority to issue the undesignated Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of shares of undesignated Preferred Stock and to fix the number of shares constituting any series and the designations of such series. The Board of Directors, without shareholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plans to issue any shares of Preferred Stock.

CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION AND BYLAWS

     Certain provisions of the Articles and Bylaws described below could have the effect of delaying, deferring or preventing a change in control of the Company or the removal of existing management. In addition, the exculpation provisions in the Articles with respect to directors and the indemnification provisions in the Bylaws described below may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty and also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise have benefitted the Company and its shareholders. A shareholder's investment in the Company may be adversely affected to the extent that litigation costs and damage awards against the Company's directors and officers are paid by the Company pursuant to the indemnification provisions described below.

     Classified Board of Directors. The Bylaws provide that at any time when the Board of Directors consists of nine or more directors upon action by the directors, the Board may be divided into three classes with staggered three-year terms. This classified board provision could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its shareholders. In addition, this provision could delay shareholders who do not agree with the policies of the Board of Directors from removing a majority of the Board for two years. See "Number of Directors; Removal; Filling Vacancies" below.

     Special Meetings of Shareholders. The Bylaws provide that special meetings of the shareholders of the Company may be called only by the Chairman of the Board of the Company, the President of the Company, or a majority of the directors. This provision will render it more difficult for shareholders to take action opposed by the Board of Directors.

     Advance Notice Requirements for Shareholder Proposals and Director Nominations. The Bylaws establish an advance notice procedure for the nomination, other than by or at the discretion of the Board of Directors or a committee thereof, of candidates for election as director as well as for other shareholder proposals to be considered at shareholders' meetings. Notice of shareholder proposals and director nominations must be timely given in writing to the Secretary of the Company prior to the meeting at which the matters are to be acted upon or the directors are to be elected.

     Number of Directors; Removal; Filling Vacancies. The Bylaws provide that the Board of Directors will consist of between three and 15 members, as determined from time to time by the Board of Directors. The number of directors has been set at nine. There are currently three vacancies on the Board of Directors that will be filled by the election of Messrs. Carr, Hicks and Snipes as directors effective upon completion of this Offering. Further, subject to the rights of the holders of any series of Preferred Stock then outstanding, the Bylaws authorize only the Board of Directors to fill newly created directorships. Accordingly, this provision could prevent a shareholder from obtaining majority representation on the Board of Directors by enlarging the Board of Directors and filling the new directorships with its own nominees. Subject to the rights of the holders of any series of Preferred Stock then outstanding, the Bylaws also provide that directors of the Company may be removed only by the affirmative vote of holders of a majority of the outstanding shares of voting stock.

     Limitation of Liability. The Articles eliminate, to the fullest extent permitted by the North Carolina Business Corporation Act (the "Business Corporation Act"), the personal liability of each director to the Company or its shareholders for monetary damages for breach of duty as a director. This provision in the Articles does not change a director's duty of care, but it eliminates monetary liability for certain violations of that duty, including violations based on grossly negligent business decisions that may include decisions relating to attempts to change control of the Company. The provision does not affect the availability of equitable remedies for a breach of the duty of care, such as an action to enjoin or rescind a transaction involving a breach of fiduciary duty. In certain circumstances, however, equitable remedies may not be available as a practical matter. Under the Business Corporation Act, the limitation of liability provision is ineffective against liabilities for (i) acts or omissions that the director knew or believed at the time of the breach to be clearly in conflict with the best interests of the Company, (ii) unlawful distributions described in Section 55-8-33 of the Business Corporation Act, or
(iii) any transaction from which the director derived an improper personal benefit. The provision also in no way affects a director's liability under the federal securities laws.

     Indemnification. The Bylaws provide that, in addition to the indemnification of directors and officers otherwise provided by the Business Corporation Act, the Company's current or former directors, officers and employees will be indemnified against any and all liability and litigation expenses, including reasonable attorneys' fees, arising out of their status or activities as directors, officers and employees, except for liability or litigation expense incurred on account of activities that were at the time known or believed by such director, officer or employee to be clearly in conflict with the best interests of the Company. The Bylaws also provide that this right to indemnification is not exclusive of any other right now possessed or hereafter acquired under any statute, agreement or otherwise.

     Transactions with Interested Shareholders. The Articles provide that any purchase by the Company of shares of voting stock of the Company from any "Interested Shareholder" that has beneficially owned the shares for less than two years (other than a purchase pursuant to an offer directed by the Company to all holders of shares of the same class) requires shareholder approval upon the affirmative vote of the majority of the shares of voting stock not beneficially owned by the Interested Shareholder, voting as a single class. The Articles define "Interested Shareholder" to mean any person (other than a person or entity who or which as of October 1, 1996, beneficially owned 10% or more of the outstanding voting stock of the Company, any subsidiary of the Company or any employee benefit plan maintained by the Company or such subsidiary) that (i) beneficially owns 10% or more of the outstanding voting stock, (ii) is an affiliate of the Company and within the prior two years was a beneficial owner of 10% or more of the outstanding voting stock or (iii) is an assignee of or has otherwise succeeded to any shares of voting stock that were within the prior two years beneficially owned by a person described in clauses (i) or (ii), other than as a result of a public offering of such shares within the meaning of the Securities Act.

     The Articles further provide that, except as noted below, any of the following transactions involving an Interested Shareholder requires the affirmative approval of the holders of a majority of the shares of voting stock not beneficially owned by the Interested Shareholder, voting as a single class:
(i) any merger or consolidation of the Company or any subsidiary of the Company with the Interested Shareholder or any corporation affiliated with the Interested Shareholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with the Interested Shareholder or its affiliate of any assets of the Company or any of the Company's subsidiaries having an aggregate fair market value of $10.0 million or more, (iii) the issuance or transfer by the Company or any subsidiary (in one transaction or a series of transactions) of any equity securities (including any securities that are convertible into equity securities) of the Company or any subsidiary having an aggregate fair market value of $10.0 million or more to the Interested Shareholder or its affiliate in exchange for cash, securities, or other property (or combination thereof), (iv) the adoption of any plan or proposal for the liquidation or dissolution of the Company proposed by or on behalf of an Interested Shareholder or any of its affiliates, or (v) any reclassification of securities (including any reverse stock split), or recapitalization of the Company, or any merger or consolidation of the Company with any of its subsidiaries, or any other transaction (whether or not with or into or otherwise involving an Interested Shareholder) that has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity securities (including any securities that are convertible into equity securities) of the Company or any of its subsidiaries that is directly or indirectly owned by an Interested Shareholder or any of its affiliates.

     Such shareholder approval is not required if (i) the transaction is approved by a majority of the directors of the Company who are not affiliated or associated with the Interested Shareholder and who were members of the Company's Board of Directors at the time the Interested Shareholder became an Interested Shareholder or are successors to any such disinterested director recommended for election by a majority of all such disinterested directors or (ii) the Interested Shareholder has beneficially owned its shares of voting stock for two years or more.

     Amendment of Certain Provisions of the Articles and Bylaws. The Articles and Bylaws generally require the affirmative vote of the holders of at least
66 2/3% of the outstanding voting stock in order to amend any of the foregoing provisions of the Articles and Bylaws or the provisions requiring such vote. These voting requirements will make it more difficult for minority shareholders to make changes in the Articles and Bylaws which could be designed to facilitate the exercise of control over the Company. In addition, the requirement for approval by at least a 66 2/3% shareholder vote will enable the holders of a minority of the voting securities of the Company to prevent the holders of a majority or more of such securities from amending such provisions of the Articles and Bylaws.

REGISTRAR AND TRANSFER AGENT

     The registrar and transfer agent for the Common Stock will be First Union National Bank of North Carolina.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this Offering, 3,120,000 shares of the Company's Common Stock will be outstanding (3,360,000 shares if the Underwriters' over-allotment option is exercised in full). The 1,600,000 shares sold in this Offering (1,840,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act, unless acquired by an "affiliate" of the Company (as that term is defined in the Securities Act) which shares will be subject to the resale limitations of Rule 144 under the Securities Act. Beginning 180 days after the date of this Prospectus, all but 255,453 of the remaining shares will be eligible for resale under Rule 144.

     In general, under Rule 144 as currently in effect, a shareholder who has beneficially owned for at least two years shares privately acquired directly or indirectly from the Company or from an affiliate of the Company, and persons who are affiliates of the Company, will be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the outstanding shares of the Common Stock (approximately 31,000 shares immediately after completion of this Offering, or approximately 34,000 shares if the Underwriters' over-allotment option is exercised in full) or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements relating to the manner and notice of sale and the availability of current public information about the Company.

     The Company, each of its directors and officers and the Selling Shareholders have agreed with the Underwriters not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Interstate/Johnson Lane Corporation except for shares offered or sold under the Company's stock-based benefit plans.

     The Company has reserved 320,000 shares of Common Stock for issuance under the Omnibus Plan, the Purchase Plan and the Directors' Plan. At appropriate times subsequent to the closing of this Offering, the Company intends to file registration statements under the Securities Act to register the Common Stock to be issued under these plans. After the effective date of such registration statements, shares issued under these plans will be freely tradeable without restriction or further registration under the Securities Act, unless acquired by affiliates of the Company.

     Prior to this Offering, there has been no market for the Common Stock. No predictions can be made with respect to the effect, if any, that public sales of shares of the Common Stock or the availability of shares for sale will have on the market price of the Common Stock after this Offering. Sales of substantial amounts of the Common Stock in the public market following this Offering, or the perception that such sales may occur, could adversely affect the market price of the Common Stock or the ability of the Company to raise capital through sales of its equity securities.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Shareholders have agreed to sell to each of the Underwriters named below (the "Underwriters"), and each of such Underwriters, for whom Interstate/Johnson Lane Corporation and Scott & Stringfellow, Inc. (the "Representatives") are acting as representatives, has agreed severally to purchase from the Company and the Selling Shareholders, the respective number of shares of Common Stock set forth opposite its name below. The Underwriters are committed to purchase and pay for all shares if any shares are purchased.

                                 UNDERWRITER                                   NUMBER OF SHARES
-----------------------------------------------------------------------------  ----------------
Interstate/Johnson Lane Corporation..........................................
Scott & Stringfellow, Inc. ..................................................
                                                                                    --------
          Total..............................................................      1,600,000
                                                                                    ========

     The Underwriting Agreement provides that the several Underwriters will be obligated to purchase all of the shares of Common Stock offered hereby if any are purchased. Under certain circumstances the commitment of a nondefaulting Underwriter may be increased.

     The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at
such price less a concession of not in excess of      per share of which
          may be reallocated to other dealers. After the initial public offering, the public offering price, concession and reallowance to dealers may be reduced by the Representatives. No such reduction shall change the amount of proceeds to be received by the Company or the Selling Shareholders as set forth on the cover page of this Prospectus. The Representatives have advised the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The Company has granted the Underwriters an option for 30 days after the date of this Prospectus to purchase, at the initial public offering price, less the underwriting discounts and commissions as set forth on the cover page of this Prospectus, up to 240,000 additional shares of Common Stock at the same price per share as the Company and the Selling Shareholders receive for the 1,600,000 shares of Common Stock, solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by each of them, as shown in the foregoing table, bears to the 1,600,000 shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover the over-allotments in connection with the sale of the 1,600,000 shares of Common Stock offered hereby.

     Each of the Company's directors, executive officers and greater than 5% shareholders has agreed not to offer, sell, contract to sell or otherwise dispose of Common Stock for a period of 180 days following the date of this Prospectus, without the prior written consent of Interstate/Johnson Lane Corporation. The Company also has agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for, or any rights to purchase or acquire, Common Stock for a period of 180 days following the date of this Prospectus without the prior written consent of Interstate/Johnson Lane Corporation, except for the granting of options, stock awards or the sale of stock pursuant to the Company's existing stock plans.

     Prior to this Offering, there has been no public market for the Common Stock. The initial public offering price of the Common Stock will be negotiated between the Company and the Representatives. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related business.

     At the request of the Company, the Underwriters have reserved 75,000 of the shares of Common Stock being offered hereby for sale at the initial public offering price to directors, officers, employees and certain individuals associated with the Company, its directors, its officers or its employees. The number of shares of Common Stock available to the public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

     In the Underwriting Agreement, the Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities that may be incurred in connection with this Offering, including liabilities under the Securities Act, or to contribute payments that the Underwriters may be required to make in respect thereof.

     The aggregate number of shares to be issued to the shareholders of Interknit was determined by the Company in part on the basis of a valuation of Interknit's business performed by Interstate/Johnson Lane Corporation, one of the managing underwriters of this Offering. The Company has agreed to pay Interstate/Johnson Lane Corporation $25,000 for rendering to the Board of Directors of the Company a fairness opinion regarding the terms of the Exchange. One of the Company's directors, Claude S. Abernethy, Jr., who is not a shareholder of Interknit, is a Senior Vice President of Interstate/Johnson Lane Corporation and a director of Interstate/Johnson Lane, Inc., the parent of Interstate/Johnson Lane Corporation.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Shareholders by Moore & Van Allen, PLLC, Charlotte, North Carolina. Certain legal matters relating to the shares of Common Stock offered hereby will be passed upon for the Underwriters by Smith Helms Mulliss & Moore, L.L.P., Charlotte, North Carolina.

                                    EXPERTS

     The financial statements and schedules included in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, Mengel, Metzger, Barr & Co. LLP, KPMG and Whisnant & Company, to the extent and for the periods set forth in the respective reports of such firms contained herein and in the Registration Statement. All such financial statements and schedules have been included in reliance upon such reports given upon the authority of such firms as experts in auditing and accounting.

     Whisnant & Company of Hickory, North Carolina resigned effective September 15, 1995 as the independent auditors for the Company. The change in independent auditors was made because Whisnant & Company does not routinely prepare financial statements for filings with the Securities and Exchange Commission (the "Commission"). The reports of Whisnant & Company regarding the financial statements as of and for the years ended December 31, 1993 and 1994, which are not included in this Prospectus, contained no adverse opinion, disclaimer of opinion or qualifications as to uncertainty, audit scope or accounting principles. The decision to change independent auditors was made by management of the Company, but was not voted on or approved by the Board of Directors. The resignation of Whisnant & Company and the engagement of BDO Seidman, LLP was effective on September 15, 1995. The Company had no disagreements with Whisnant & Company on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure during the two years ended December 31, 1994 or the interim period between such date and its resignation on September 15, 1995. Whisnant & Company was authorized by the Company to respond fully to inquiries of BDO Seidman, LLP. The Company had not consulted with BDO Seidman, LLP regarding application of accounting principles prior to such firm's engagement.

                             ADDITIONAL INFORMATION

     The Company has filed a Registration Statement, including amendments thereto, relating to the Common Stock offered hereby with the Commission. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document to which reference is made are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement, exhibits and schedules. A copy of the Registration Statement may be inspected without charge at the Commission's principal office at 450 Fifth Street N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048; and Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part of the Registration Statement, including the exhibits thereto, may be obtained, upon payment of the prescribed fees, at such offices of the Commission. In addition, registration statements and certain other filings made with the Commission through its Electronic Data Gathering and Retrieval System ("EDGAR") are publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.gov. The Registration Statement, including all exhibits thereto, has been filed with the Commission via EDGAR.

     The Company has not previously been subject to the informational requirements of the Exchange Act. Upon completion of this Offering, the Company intends to register the Common Stock under the Exchange Act and, in accordance therewith, will file reports, proxy statements, and other information periodically with the Commission. Such reports, proxy statements and other information will be available for inspection and copying at the Commission's Washington, D.C. office and the Northeast and Midwest Regional Offices. The Company intends to furnish its shareholders with annual reports containing audited financial statements.

                             TRADEMARK INFORMATION

     The following trademarks are mentioned in this Prospectus: adidas, which is a registered trademark of Adidas AG, ASICS, which is a registered trademark of ASICS Corporation; Bass, which is a registered trademark of Phillips-Van Heusen Corporation; Brooks, which is a registered trademark of Brooks Sports, Inc.; Coleman, which is a registered trademark of The Coleman Company, Inc.; Converse, which is a registered trademark of Converse, Inc.; Ellen Tracy, which is a registered trademark of Ellen Tracy, Inc.; Evan-Picone, which is a registered trademark of Jones Investment Company, Inc.; Fila, which is a registered trademarks of Fila Holdings SpA; IZOD, which is a registered trademark of Phillips-Van Heusen Corporation; Jacques Moret, which is a registered trademark of Jacques Moret, Inc.; GAMEsocks, Kidsox, LINEOne, Oyster Bay, Pro Am, Ridgeview, SportSox, Thinskins and Seneca which are registered trademarks of the Company; Reebok, which is a registered trademark of Reebok International, Ltd.; New Balance, which is a registered trademark of New Balance Athletic Shoe, Inc.; Liz Claiborne and Elisabeth, which are registered trademarks of Liz Claiborne, Inc.; Rockport, which is a registered trademark of The Rockport Company, Inc.; Winchester, which is a registered trademark of Kmart Corporation; and Woolrich, which is a registered trademark of John Rich & Sons Investment Holding Company.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                     PAGE NO.
                                                                                     --------
RIDGEVIEW, INC. AND SUBSIDIARIES
  Report of BDO Seidman, LLP.......................................................   F-2
  Report of KPMG...................................................................   F-3
  Report of Mengel, Metzger, Barr & Co. LLP........................................   F-4
  Consolidated balance sheets as of December 31, 1994 and 1995 and June 30, 1996
     (unaudited)...................................................................   F-5
  Consolidated statements of income for the years ended December 31, 1993, 1994 and
     1995 and the six months ended June 30, 1995 (unaudited) and June 30, 1996
     (unaudited)...................................................................   F-6
  Consolidated statements of shareholders' equity for the years ended December 31,
     1993, 1994 and 1995 and the six months ended June 30, 1996 (unaudited)........   F-7
  Consolidated statements of cash flows for the years ended December 31, 1993, 1994 and 1995 and the six months ended June 30, 1995 (unaudited) and June 30, 1996
     (unaudited)...................................................................   F-8
  Notes to consolidated financial statements.......................................   F-10
SENECA KNITTING MILLS CORPORATION AND SUBSIDIARIES
  Report of Mengel, Metzger, Barr & Co. LLP........................................   F-22
  Consolidated balance sheets as of April 1, 1995 and April 2, 1994................   F-23
  Consolidated statements of income and retained earnings for the years ended April
     1, 1995, April 2, 1994 and April 3, 1993......................................   F-24
  Consolidated statements of cash flows for the years ended April 1, 1995, April 2,
     1994 and April 3, 1993........................................................   F-25
  Notes to consolidated financial statements.......................................   F-26
INTERKNIT, INC.
  Report of Whisnant & Company.....................................................   F-31
  Balance sheets as of June 30, 1996 (unaudited) and December 31, 1995 and 1994....   F-32
  Statements of retained earnings for the six months ended June 30, 1996
     (unaudited) and the years ended December 31, 1995 and 1994....................   F-33
  Statements of income for the six months ended June 30, 1996 and 1995 (unaudited)
     and the years ended December 31, 1995 and 1994................................   F-34
  Statements of cash flows for the six months ended June 30, 1996 and 1995
     (unaudited) and the years ended December 31, 1995 and 1994....................   F-35
  Notes to financial statements....................................................   F-37
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF RIDGEVIEW, INC.
  AND SUBSIDIARIES
  Introduction.....................................................................   F-41
  Pro forma condensed consolidated balance sheet as of June 30, 1996...............   F-42
  Pro forma condensed consolidated statement of income for the six months ended
     June 30, 1996.................................................................   F-43
  Pro forma condensed consolidated statement of income for the six months ended
     June 30, 1995.................................................................   F-44
  Pro forma condensed consolidated statement of income for the year ended
     December 31, 1995.............................................................   F-45
  Pro forma condensed consolidated statement of income for the year ended
     December 31, 1994.............................................................   F-46
  Notes to pro forma condensed consolidated financial statements...................   F-47

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Ridgeview, Inc.
Newton, North Carolina

We have audited the accompanying consolidated balance sheets of Ridgeview, Inc. and subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of The Irish branch of Ridgeview Limited (a wholly-owned subsidiary), which statements reflect total assets of $4,183,000 and $7,038,000 as of December 31, 1994 and 1995, respectively, and total revenues of $4,227,000, $4,065,000 and $4,724,000 for each of the three years in the period ended December 31, 1995, respectively. Also, we did not audit the financial statements of Seneca Knitting Mills Corporation and subsidiaries (a wholly-owned subsidiary), which statements reflect total assets of $9,898,000 as of December 31, 1995 and total revenues of $9,178,000 for the period from the date of acquisition (June 28, 1995) through December 31, 1995. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for these subsidiaries, is based solely on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly in all material respects, the financial position of Ridgeview, Inc. and subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                            /s/ BDO Seidman, LLP

Greensboro, North Carolina
February 2, 1996, except for the stock split discussed in Note 10, which is as of October 8, 1996

                       REPORT OF INDEPENDENT ACCOUNTANTS
                 TO THE BOARD OF DIRECTORS OF RIDGEVIEW LIMITED

     We have audited the financial statements of the Irish branch of Ridgeview Limited ("the financial statements") for the three years ended 31 December 1995 which have been prepared by branch management in accordance with the basis of preparation set out below. These branch financial statements are not attached to this report. The latest audit report we issued is in respect of the audit for the year ended 31 December 1995 and this was dated 18 March 1996.

BASIS OF PREPARATION

     The financial statements have been prepared solely for the purposes of incorporating the results of the Irish branch into the financial statements of Ridgeview Limited.

     The financial statements, which are prepared in Irish punts, have been prepared under the historical cost convention and in accordance with generally accepted accounting principles in the Republic of Ireland which do not vary substantially from generally accepted accounting principles in the United States.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

     The company's directors and branch management are responsible for the preparation of the financial statements. The directors are required to prepare the financial statements for each financial year which give a true and fair view of the state of affairs and of the profit and loss for that period. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

     We conducted our audits in accordance with Auditing Standards issued by the Auditing Practices Board of the Republic of Ireland, which do not vary substantially from those of the United States. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by branch management in the preparation of the financial statements, and of whether the accounting policies are appropriate to the branch's circumstances, consistently applied and adequately disclosed.

     We planned and performed our audits so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

     In our opinion the financial statements which we audited, none of which are attached to this report, give a true and fair view of the state of affairs of the branch at 31 December 1993, 31 December 1994 and 31 December 1995, and of the profit for the branch for the years ended 31 December 1993, 31 December 1994 and 31 December 1995.

/s/ KPMG

Chartered Accountants
Registered Auditors
90 South Mall
Cork, Ireland

Date: 4 October 1996

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Seneca Knitting Mills Corporation

We have audited the consolidated balance sheet of Seneca Knitting Mills Corporation (a wholly-owned subsidiary of Ridgeview, Inc.) as of December 31, 1995, and the related consolidated statements of income and retained earnings and cash flows for the six months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Seneca Knitting Mills Corporation as of December 31, 1995, and the consolidated results of its operations and its consolidated cash flows for the six months then ended in conformity with generally accepted accounting principles.

                                          /s/ MENGEL, METZGER, BARR & CO. LLP

Rochester, New York
January 31, 1996

                        RIDGEVIEW, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                    DECEMBER 31,
                                                                  -----------------    JUNE 30,
                                                                   1994      1995        1996
                                                                  -------   -------   -----------
                                                                                      (UNAUDITED)
ASSETS
CURRENT ASSETS:
  Cash..........................................................  $    86   $   223     $   144
  Accounts receivable (less allowance for doubtful accounts of
     $195, $371 and $379) (Note 8)..............................    7,196     9,997      11,630
  Inventories (Note 3)..........................................    9,994    14,780      19,075
  Prepaid expenses (Note 14)....................................       24       297         464
  Deferred income taxes (Note 7)................................       69        --          --
                                                                  -------   -------     -------
          Total current assets..................................   17,369    25,297      31,313
PROPERTY, PLANT AND EQUIPMENT, less accumulated depreciation and
  amortization (Note 4).........................................    6,332    10,349      10,242
DEFERRED INCOME TAXES (Note 7)..................................       15        --          --
OTHER ASSETS....................................................      771     1,027       1,093
EXCESS OF COST OVER FAIR VALUE OF NET ASSETS ACQUIRED, less
  accumulated amortization of $0, $56 and $167 (Note 2).........       --     1,861       1,797
                                                                  -------   -------     -------
          Total assets (Note 6).................................  $24,487   $38,534     $44,445
                                                                  =======   =======     =======
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term borrowings (Note 5)................................  $ 1,156   $ 1,255     $ 1,869
  Accounts payable..............................................    2,515     4,922       6,439
  Accrued expenses and other liabilities........................      724       852       1,225
  Income taxes payable (Note 7).................................      488        --          14
  Deferred income taxes (Note 7)................................       --       581         518
  Current portion of long-term debt (Note 6)....................      644     5,632       6,038
  Current portion of deferred compensation (Note 12)............      146       144          98
                                                                  -------   -------     -------
          Total current liabilities.............................    5,673    13,386      16,201
LONG-TERM DEBT, less current portion (Note 6)...................    9,492    14,624      17,516
DEFERRED COMPENSATION, less current portion (Note 12)...........      874     1,434       1,491
DEFERRED CREDIT (Note 12).......................................      672     1,064       1,024
DEFERRED INCOME TAXES (Note 7)..................................       --        40         107
                                                                  -------   -------     -------
          Total liabilities.....................................   16,711    30,548      36,339
                                                                  -------   -------     -------
COMMITMENTS AND CONTINGENCIES (Notes 9 and 12)
SHAREHOLDERS' EQUITY: (Notes 10 and 12)
  Common stock -- authorized 20,000,000 shares of $.01 par
     value; issued 1,350,087 shares, 1,349,701 shares and
     1,360,000 shares, respectively.............................       14        14          14
  Additional paid-in capital....................................    1,078     1,077       1,108
  Retained earnings, including amounts reserved of $460, $475
     and $955 (Note 12).........................................    6,678     6,806       6,893
  Foreign currency translation adjustments......................        6        89          91
                                                                  -------   -------     -------
          Total shareholders' equity............................    7,776     7,986       8,106
                                                                  -------   -------     -------
            Total liabilities and shareholders' equity..........  $24,487   $38,534     $44,445
                                                                  =======   =======     =======

          See accompanying notes to consolidated financial statements.

                        RIDGEVIEW, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                 SIX MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,             JUNE 30,
                                               ---------------------------   -------------------------
                                                1993      1994      1995        1995          1996
                                               -------   -------   -------   -----------   -----------
                                                                             (UNAUDITED)   (UNAUDITED)

NET SALES (Notes 8 and 11)...................  $35,605   $40,093   $54,408     $21,474       $31,799
COST OF SALES (Note 11)......................   27,813    30,963    43,723      16,922        25,656
                                               -------   -------   -------     -------       -------
GROSS PROFIT.................................    7,792     9,130    10,685       4,552         6,143
SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES...................................    6,032     6,768     8,169       3,714         4,901
SUPPLEMENTAL RETIREMENT BENEFIT (Note 12)....       --        --       500          --            --
                                               -------   -------   -------     -------       -------
OPERATING INCOME.............................    1,760     2,362     2,016         838         1,242
                                               -------   -------   -------     -------       -------
OTHER INCOME (EXPENSE)
  Interest expense...........................     (661)     (829)   (1,584)       (520)       (1,064)
  Foreign currency exchange gains............      108        --        --          --            --
  Grant income...............................      163       117        75          41            39
  Other, net.................................       63       (63)       28         (24)          (10)
                                               -------   -------   -------     -------       -------
          Total other income (expense).......     (327)     (775)   (1,481)       (503)       (1,035)
                                               -------   -------   -------     -------       -------
INCOME BEFORE INCOME TAXES...................    1,433     1,587       535         335           207
PROVISION FOR INCOME TAXES (Note 7)..........      349       573       239          97            78
                                               -------   -------   -------     -------       -------
NET INCOME...................................  $ 1,084   $ 1,014   $   296     $   238       $   129
                                               =======   =======   =======     =======       =======
EARNINGS PER SHARE...........................  $  0.80   $  0.75   $  0.22     $  0.18       $  0.10
                                               =======   =======   =======     =======       =======
WEIGHTED AVERAGE COMMON AND COMMON EQUIVALENT
  SHARES OUTSTANDING.........................    1,353     1,350     1,350       1,353         1,355
                                               =======   =======   =======     =======       =======

          See accompanying notes to consolidated financial statements.

                        RIDGEVIEW, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                       AND SIX MONTHS ENDED JUNE 30, 1996
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                        FOREIGN
                                            COMMON STOCK      ADDITIONAL               CURRENCY
                                         ------------------    PAID-IN     RETAINED   TRANSLATION
                                          SHARES     AMOUNT    CAPITAL     EARNINGS   ADJUSTMENTS   TOTAL
                                         ---------   ------   ----------   --------   -----------   ------
Balance at December 31, 1992...........  1,355,367    $ 14      $1,090      $4,841       $ 174      $6,119
  Net income...........................                                      1,084                   1,084
  Cash dividends ($.09 per share)......                                       (115)                   (115)
  Redemption of common stock...........     (5,151)                (12)                                (12)
  Foreign currency translation
     adjustment........................                                                   (386)       (386)
                                         ---------     ---      ------      ------       -----      ------
Balance at December 31, 1993...........  1,350,216      14       1,078       5,810        (212)      6,690
  Net income...........................                                      1,014                   1,014
  Cash dividends ($.11 per share)......                                       (146)                   (146)
  Redemption of common stock...........       (129)
  Foreign currency translation
     adjustment........................                                                    218         218
                                         ---------     ---      ------      ------       -----      ------
Balance at December 31, 1994...........  1,350,087      14       1,078       6,678           6       7,776
  Net income...........................                                        296                     296
  Cash dividends ($.12 per share)......                                       (168)                   (168)
  Issuance of common stock.............      5,151                  15                                  15
  Redemption of common stock...........     (5,540)                (16)                                (16)
  Foreign currency translation
     adjustment........................                                                     83          83
                                         ---------     ---      ------      ------       -----      ------
Balance at December 31, 1995...........  1,349,698      14       1,077       6,806          89       7,986
Six months ended June 30, 1996
  (unaudited):
  Net income...........................                                        129                     129
  Cash dividends ($.03 per share)......                                        (42)                    (42)
  Issuance of common stock.............     10,302                  31                                  31
  Foreign currency translation
     adjustment........................                                                      2           2
                                         ---------     ---      ------      ------       -----      ------
Balance at June 30, 1996 (unaudited)...  1,360,000    $ 14      $1,108      $6,893       $  91      $8,106
                                         =========     ===      ======      ======       =====      ======

          See accompanying notes to consolidated financial statements.

                        RIDGEVIEW, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                 SIX MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,               JUNE 30,
                                            ------------------------------   -------------------------
                                              1993       1994       1995        1995          1996
                                            --------   --------   --------   -----------   -----------
                                                                             (UNAUDITED)   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
  Cash received from customers............  $ 34,808   $ 38,764   $ 53,231    $  20,561     $  29,065
  Cash paid to suppliers and employees....   (34,236)   (36,689)   (48,793)     (18,715)      (30,965)
  Foreign currency exchange gains realized
     in cash..............................       108         --         --           --            --
  Interest paid...........................      (613)      (730)    (1,403)        (442)       (1,005)
  Income taxes paid, net of refunds.......      (190)      (373)      (937)        (437)          (54)
  Other cash receipts.....................        21         12         16           25            15
  Other cash disbursements................        --         --       (126)         (68)          (83)
                                            --------   --------   --------     --------      --------
  Net cash provided by (used in) operating
     activities...........................      (102)       984      1,988          924        (3,027)
                                            --------   --------   --------     --------      --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Payments for organizational costs.......        --         --       (133)         (68)           --
  Payments for investments in
     subsidiaries.........................        --         --        (76)          --           (65)
  Payments for purchase of 100% of Seneca
     capital stock, net of cash
     acquired.............................        --         --     (2,097)      (2,097)           --
  Proceeds from sale of property and
     equipment............................        24        435        174          114            28
  Payments for purchase of property, plant
     and equipment........................      (840)    (1,881)    (3,619)      (1,794)         (606)
                                            --------   --------   --------     --------      --------
  Net cash used in investing activities...      (816)    (1,446)    (5,751)      (3,845)         (643)
                                            --------   --------   --------     --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Net short-term borrowings...............     1,426      1,057         99         (313)          304
  Proceeds from long-term debt............       595         56     58,729       25,928        30,588
  Repayment of long-term debt.............      (860)      (761)   (55,254)     (22,442)      (27,290)
  Dividends paid..........................      (115)      (146)      (168)         (84)          (42)
  Proceeds from issuance of common
     stock................................        --         --         15           15            31
  Payments for stock redemption...........       (12)        --        (16)          --            --
  Proceeds from government grants.........       104         56        490           --            --
                                            --------   --------   --------     --------      --------
  Net cash provided by financing
     activities...........................     1,138        262      3,895        3,104         3,591
                                            --------   --------   --------     --------      --------
EFFECT OF EXCHANGE RATE ON CASH...........       (17)        20          5           (4)           --
                                            --------   --------   --------     --------      --------
  Net increase (decrease) in cash.........       203       (180)       137          179           (79)
CASH, beginning of period.................        63        266         86           86           223
                                            --------   --------   --------     --------      --------
CASH, end of period.......................  $    266   $     86   $    223    $     265     $     144
                                            ========   ========   ========     ========      ========

          See accompanying notes to consolidated financial statements.

                        RIDGEVIEW, INC. AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF CASH FLOWS -- (CONCLUDED)
                                 (IN THOUSANDS)



                                                       YEAR ENDED                SIX MONTHS ENDED
                                                      DECEMBER 31,                   JUNE 30,
                                               ---------------------------   -------------------------
                                                1993      1994      1995        1995          1996
                                               -------   -------   -------   -----------   -----------
                                                                             (UNAUDITED)   (UNAUDITED)
RECONCILIATION OF NET INCOME TO NET CASH
  PROVIDED BY (USED IN) OPERATING ACTIVITIES
  Net income.................................  $ 1,084   $ 1,014   $   296     $   238       $   129
                                               -------   -------   -------     -------       -------
  Adjustments to reconcile net income to net
     cash provided by (used in) operating
     activities:
     Depreciation and amortization...........      901       917     1,200         504           746
     Provision for doubtful accounts
       receivable............................        4       162       126          45            28
     Capital grants recognized...............     (163)     (117)      (75)        (32)          (39)
     Decrease in government grants...........       --        --       (43)         --            --
     (Gain) loss on sale of assets...........      (15)       66       (13)         27            25
     Increase in deferred compensation
       liability.............................      138       139       557          15            12
     Decrease in deferred income taxes.......      (30)      (60)     (243)        (35)            4
     Changes in operating assets and
       liabilities, net of effects from
       purchase of Seneca:
     (Increase) decrease in accounts
       receivable............................     (659)   (1,329)   (1,119)       (841)       (1,675)
     (Increase) decrease in inventories......   (2,065)     (884)      946        (814)       (4,291)
     (Increase) decrease in prepaid expenses
       and other assets......................      (25)     (153)     (303)        (72)         (198)
     Increase (decrease) in accounts
       payable...............................      444       813     1,403       2,330         1,530
     Increase (decrease) in income taxes
       payable...............................      161       260      (455)       (304)           19
     Increase (decrease) in accrued expenses
       and other liabilities.................      123       156      (289)       (137)          683
                                               -------   -------   -------     -------       -------
          Total adjustments to net income....   (1,186)      (30)    1,692         686        (3,156)
                                               -------   -------   -------     -------       -------
NET CASH PROVIDED BY (USED IN) OPERATING
  ACTIVITIES.................................  $  (102)  $   984   $ 1,988     $   924       $(3,027)
                                               =======   =======   =======     =======       =======

                                                                                      YEAR
                                                                                     ENDED
                         SCHEDULE OF NONCASH INVESTING                            DECEMBER 31,
                             AND FINANCING ACTIVITIES                                 1995
                                                                                  ------------
     Purchase price of 100% of Seneca capital stock.............................    $  7,000
     Less: Short-term notes issued..............................................      (4,000)
     Less: Cash acquired........................................................        (903)
                                                                                     -------
     Payment for purchase of Seneca capital stock, net of cash acquired.........    $  2,097
                                                                                     =======

          See accompanying notes to consolidated financial statements.

                        RIDGEVIEW, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (INFORMATION FOR JUNE 30, 1995 AND 1996 IS UNAUDITED)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Ridgeview, Inc. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

     UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS. The consolidated financial statements as of June 30, 1996 and for the six months ended June 30, 1995 and 1996 are unaudited, and have been prepared on the same basis as the audited financial statements included herein. In the opinion of management, such unaudited financial statements include all adjustments consisting of normal recurring accruals and an adjustment for an obsolete inventory write-off in excess of normal reserves of $310,000 for the six month period ended June 30, 1995, necessary to present fairly the information set forth therein. Results for interim periods are not indicative of results to be expected for an entire year.

     USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

     INVENTORIES. All inventories except those at Seneca are stated at the lower of cost (first-in, first-out) or market. Inventories for Seneca are stated at the lower of cost (last-in, first-out) or market.

     PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment are stated at cost. Expenditures for maintenance and repairs, which do not improve or extend the life of an asset, are charged to expense as incurred. Expenditures for renewals and improvements that significantly add to productive capacity or extend the useful life of an asset are capitalized.

     Depreciation is provided over the estimated useful lives of the individual assets by the straight-line method. The estimated useful lives used in the computation of depreciation are as follows:

                                                                            YEARS
                                                                            -----
            Buildings and improvements....................................   8-39
            Machinery and equipment.......................................   5-12
            Automobiles and trucks........................................    5
            Office furniture and equipment................................   5-10

     EXCESS OF COST OVER FAIR VALUE OF NET ASSETS ACQUIRED. The excess of cost over fair value of net assets acquired represents the excess of purchase price over the fair value of net tangible assets of businesses acquired and is amortized using the straight-line method over the estimated useful life of 15 years. Recoverability of the excess of cost over the fair value of net assets acquired (goodwill) is reviewed annually unless circumstances indicate that such review should be performed sooner. The underlying business which gave rise to the goodwill is evaluated based upon expectations of non-discounted cash flows and operating income to determine whether any impairment has occurred.

     FAIR VALUE OF FINANCIAL INSTRUMENTS. Financial instruments of the Company include long-term debt. Based upon the current borrowing rates available to the Company, estimated fair values of these financial instruments approximate their recorded carrying amounts.

     INCOME TAXES. Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax

                        RIDGEVIEW, INC. AND SUBSIDIARIES

             (INFORMATION FOR JUNE 30, 1995 AND 1996 IS UNAUDITED)

laws and rates that apply to the periods in which they are expected to affect taxable income. The cumulative effect of adopting SFAS No. 109 was not significant.

     REVENUE RECOGNITION. Sales and related costs are recorded by the Company upon shipment of its products.

     ADVERTISING COSTS. Advertising costs, included in selling, general and administrative expenses, are expensed as incurred and were $462,000, $629,000 and $851,000 for the years ended December 31, 1993, 1994 and 1995, respectively, and $384,000 and $444,000 for the six months ended June 30, 1995 and 1996, respectively.

     FOREIGN CURRENCY TRANSLATION. The Company's subsidiary, Ridgeview Limited ("Limited") operates primarily in the Republic of Ireland and the local currency, the Irish punt, has been designated as its functional currency. Limited's assets and liabilities are translated at the balance sheet date using the current exchange rate for the Irish punt and U.S. dollar. Results of operations are translated using the exchange rates for the Irish punt and U.S. dollar prevailing throughout the period. The resulting foreign currency translation adjustments are included as a separate component of shareholders' equity.

     RECENT ACCOUNTING PRONOUNCEMENTS. The Financial Accounting Standards Board has recently issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reported at the lower of the carrying amount or their estimated recoverable amount. Adoption of this standard by the Company did not have a significant impact on the consolidated financial statements. SFAS No. 123 encourages the accounting for stock-based employee compensation programs to be reported within the financial statements on a fair value based method; however, it allows an entity to continue to measure compensation cost under Accounting Principles Board Opinion ("APB") No. 25. If electing to remain with the accounting under APB No. 25, then the standard requires pro forma disclosure of net income and earnings per share as if the fair value based method had been adopted. The Company intends to adopt the pro forma disclosure requirements of SFAS No. 123. Both standards are effective for fiscal years beginning after December 15, 1995.

     EARNINGS PER SHARE. Earnings per share are calculated using the weighted average number of shares outstanding of Common Stock and dilutive common stock equivalents during each period presented, after giving retroactive effect to a 129 for 1 stock split (see Note 10). Additionally, earnings per share, after giving retroactive effect to the reduction in debt through the use of proceeds from the proposed public offering, for the year ended December 31, 1995 and the six months ended June 30, 1996 would have been $0.30 and $0.15, respectively.

     RECLASSIFICATIONS. Financial statements for 1993 and 1994 have been reclassified, where applicable, to conform to financial statement presentation used in 1995.

NOTE 2 -- ACQUISITIONS

     On June 28, 1995, the Company acquired all of the issued and outstanding shares of capital stock of Seneca and certain real property owned by Seneca or certain of its shareholders for $3 million in cash and $4 million in notes payable in a transaction accounted for as a purchase. The purchase price exceeded the fair value of the net tangible assets acquired by $1.9 million, which amount is being amortized over 15 years on the straight-line method. The operating results of Seneca are included in the Company's consolidated results of operations from the date of acquisition.

                        RIDGEVIEW, INC. AND SUBSIDIARIES

             (INFORMATION FOR JUNE 30, 1995 AND 1996 IS UNAUDITED)

     The Company expects to acquire all of the outstanding shares of capital stock of Interknit, Inc. ("Interknit"), a corporation affiliated through common ownership (see Note 11), in exchange for 240,000 shares of Common Stock in a transaction to be accounted for as a pooling of interests. The shares of Common Stock are to be issued immediately prior to the completion of the Company's proposed initial public offering of Common Stock (see Note 14).

     The following unaudited pro forma summary presents information as if the acquisition of Seneca had occurred at January 1, 1994. The pro forma information, which is provided for information purposes only, is based on historical information and does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined entities.

     Pro forma information (unaudited):

                                                                          YEAR ENDED
                                                                         DECEMBER 31,
                                                                     ---------------------
                                                                      1994          1995
                                                                     -------       -------
                                                                     (IN THOUSANDS, EXCEPT
                                                                      PER SHARE AMOUNTS)
    Net sales....................................................    $54,305       $59,176
    Net income...................................................    $ 1,151       $   160
    Earnings per share...........................................    $  0.85       $  0.12

NOTE 3 -- INVENTORIES

     A summary of inventories by major classification is as follows:

                                                              DECEMBER 31,
                                                           ------------------       JUNE 30,
                                                            1994       1995           1996
                                                           ------     -------       --------
                                                                    (IN THOUSANDS)
    Raw materials........................................  $1,520     $ 3,444       $  3,309
    Work-in-process......................................   4,480       4,864          6,803
    Finished goods.......................................   3,994       6,522          9,013
    (LIFO reserve).......................................      --         (50)           (50)
                                                           ------     -------        -------
                                                           $9,994     $14,780       $ 19,075
                                                           ======     =======        =======

NOTE 4 -- PROPERTY, PLANT AND EQUIPMENT

     A summary of property, plant and equipment is as follows:

                                                             DECEMBER 31,
                                                          -------------------       JUNE 30,
                                                           1994        1995           1996
                                                          -------     -------       --------
                                                                    (IN THOUSANDS)
    Land................................................  $   132     $   313       $    313
    Buildings and improvements..........................    4,722       6,220          6,268
    Machinery and equipment.............................    9,906      12,756         12,959
    Automobiles and trucks..............................       85         102            102
    Office furniture and equipment......................    1,831       2,072          2,245
                                                          -------     -------        -------
                                                           16,676      21,463         21,887
    Less accumulated depreciation and amortization......   10,344      11,114         11,645
                                                          -------     -------        -------
    Net property, plant and equipment...................  $ 6,332     $10,349       $ 10,242
                                                          =======     =======        =======

                        RIDGEVIEW, INC. AND SUBSIDIARIES

             (INFORMATION FOR JUNE 30, 1995 AND 1996 IS UNAUDITED)

     Depreciation expense for each of the three years in the period ended December 31, 1995 was $874,000, $901,000 and $1,096,000, respectively, and was
$491,000 and $657,000 for the six months ended June 30, 1995 and 1996, respectively.

NOTE 5 -- SHORT-TERM BORROWINGS

     Short-term borrowings consist of the following:

                                                               DECEMBER 31,
                                                             -----------------       JUNE 30,
                                                              1994       1995          1996
                                                             ------     ------       --------
                                                                      (IN THOUSANDS)
    Bank drafts issued, not yet presented for payment......  $1,156     $1,255        $1,869
                                                             ======     ======        ======

     The Company has an agreement with a bank whereby funds are automatically drawn on the Company's Revolving Credit Facility (see Note 6) and transferred to the Company's bank account to cover bank drafts as they are presented for payment. Included in short-term borrowings is the liability for bank drafts issued, but not yet presented for payment.

                        RIDGEVIEW, INC. AND SUBSIDIARIES

             (INFORMATION FOR JUNE 30, 1995 AND 1996 IS UNAUDITED)

NOTE 6 -- LONG-TERM DEBT

     Long-term debt consists of the following:

                                                               DECEMBER 31,
                                                            ------------------      JUNE 30,
                                                             1994       1995          1996
                                                            -------    -------      --------
                                                                     (IN THOUSANDS)
    Revolving Credit Facility (see discussion below)......  $ 4,869    $12,553      $ 16,191
    Term loan payable to bank in monthly installments of
      $42, plus interest at prime plus 1% (9.25% at June
      30, 1996), beginning February 2, 1995, with a final
      balloon payment November 2, 1996, collateralized by
      substantially all assets of the Company.............    5,000      4,542         4,292
    Note payable to bank in 32 monthly installments of
      $12, plus interest at prime plus 1% (9.25% at June
      30, 1996), beginning July 1996, with a final payment
      due January 1999, collateralized by substantially
      all assets of the Company...........................       --      1,000         1,000
    Note payable to bank in annual installments of $160,
      beginning in 1997, with a final payment due in 2001,
      collateralized by the assets of Limited and a
      guarantee by the Company............................       --        800           800
    Note payable to Seneca County IDA, due in monthly
      payments of approximately $5 including interest at
      5% through March 1996 at which time the interest
      rate adjusts annually to 50% of prime but not less
      than 5%, collateralized by certain equipment........       --        354           330
    Note payable to former principal shareholder of
      Seneca, due September 1, 1997, with interest only
      payable monthly at 7% per annum; unsecured..........       --        500           500
    Note payable, due December 1996, with interest only
      payable monthly at 9% per annum; unsecured..........       --        350           350
    Various notes payable in installments through March
      1998, including interest at rates ranging up to
      13.2%; collateralized by a building and
      communications equipment............................      267        157            91
                                                            -------    -------       -------
                                                             10,136     20,256        23,554
         Less current portion.............................      644      5,632         6,038
                                                            -------    -------       -------
    Total long-term debt..................................  $ 9,492    $14,624      $ 17,516
                                                            =======    =======       =======

     On January 10, 1995, the Company restructured its existing bank loan agreements. The restructured agreements provide a Revolving Credit Facility and a $5 million term loan. The term loan provides for monthly payments and a final balloon payment due on November 2, 1996. In connection with the restructured agreements, short-term borrowings of $4.3 million and long-term notes totaling $5.6 million at December 31, 1994 were effectively canceled and replaced with the restructured bank loans. Accordingly, the loan balances outstanding at December 31, 1994 were classified as long-term.

     In connection with the acquisition of Seneca (see Note 2), the Revolving Credit Facility was amended to increase the Company's borrowing capability to $15 million. The Revolving Credit Facility was amended again on August 28, 1996 (pursuant to a letter of commitment issued by the lender) to, among other things,

                        RIDGEVIEW, INC. AND SUBSIDIARIES

             (INFORMATION FOR JUNE 30, 1995 AND 1996 IS UNAUDITED)

increase the borrowing capability to $20 million. The amended Revolving Credit Facility expires in January 1999. Borrowings under the Revolving Credit Facility bear interest at the lender's prime interest rate plus 1% and are collateralized by substantially all assets of the Company.

     The provisions of the restructured agreements relating to both the Revolving Credit Facility and the term loan contain certain covenants which require, among other things, the maintenance of minimum amounts of working capital and tangible net worth, restrictions on capital expenditures, restrictions on dividends and compliance with minimum financial ratios relating to debt coverage and cash flows. At December 31, 1995 and June 30, 1996, the Company was in violation of certain of these loan covenants. Pursuant to the August 28, 1996 letter of commitment issued by the lender, these violations have been waived and the lender has agreed to permanent modifications of the loan covenants. Accordingly, the amounts outstanding at December 31, 1995 and June 30, 1996 have been classified as long-term.

     Approximate maturities of long-term debt for the next five years are as follows:

                           YEAR ENDING DECEMBER 31,                  (IN THOUSANDS)
            -------------------------------------------------------
            1996...................................................     $  5,632
            1997...................................................          390
            1998...................................................          363
            1999...................................................       13,411
            2000...................................................          220
            Thereafter.............................................          240
                                                                     -----------
                                                                        $ 20,256
                                                                     ===========

NOTE 7 -- INCOME TAXES

     The provision for income taxes is summarized as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                             -----------------------------
                                                             1993       1994         1995
                                                             ----       ----         -----
                                                                    (IN THOUSANDS)
    Current:
      Federal..............................................  $272       $550         $ 448
      State................................................    34         60            54
      Foreign..............................................    45         23           (20)
                                                             ----       ----         -----
                                                              351        633           482
                                                             ----       ----         -----
    Deferred:
      Federal..............................................     4        (48)         (229)
      State................................................    --         (6)          (28)
      Foreign..............................................    (6)        (6)           14
                                                             ----       ----         -----
                                                               (2)       (60)         (243)
                                                             ----       ----         -----
    Provision for income taxes.............................  $349       $573         $ 239
                                                             ====       ====         =====

                        RIDGEVIEW, INC. AND SUBSIDIARIES

             (INFORMATION FOR JUNE 30, 1995 AND 1996 IS UNAUDITED)

     The actual income tax expense differs from the "expected" tax expense for those years (computed by applying the applicable statutory U.S. corporate income tax rate of 34% to income before income taxes) as follows:

                                                                 YEAR ENDED DECEMBER 31,
                                                               ----------------------------
                                                                1993       1994       1995
                                                               ------     ------     ------
                                                                      (IN THOUSANDS)
    Income before income taxes...............................  $1,433     $1,587     $  535
                                                               ======     ======       ====
    Computed "expected" tax expense..........................     487        540        182
    Increase (decrease) in taxes resulting from:
         Foreign income with no U.S. income tax effect.......    (183)       (64)        20
         State income taxes, net of federal income tax.......      23         36         17
         Nondeductible expenses..............................       5         14         27
         Foreign tax.........................................      39         17         (6)
         Other...............................................     (22)        30         (1)
                                                               ------     ------       ----
                                                               $  349     $  573     $  239
                                                               ======     ======       ====

     Net deferred tax assets and net deferred tax liabilities are as follows:

                                                                         DECEMBER 31,
                                                                      -------------------
                                                                      1994         1995
                                                                      -----       -------
                                                                        (IN THOUSANDS)
    Deferred tax assets:
         Receivable and inventory reserves..........................  $  69       $   195
         Accrued expenses...........................................     --            73
         Deferred compensation liability............................    374           578
                                                                      -----       -------
              Total deferred tax assets.............................  $ 443       $   846
                                                                      -----       -------
    Deferred tax liabilities:
         Tax greater than book depreciation.........................  $(359)      $  (618)
         LIFO reserve...............................................     --          (849)
                                                                      -----       -------
              Total deferred tax liabilities........................   (359)       (1,467)
                                                                      -----       -------
              Net deferred tax assets (liabilities).................  $  84       $  (621)
                                                                      =====       =======

     The Company does not accrue income taxes on the undistributed earnings of its foreign subsidiary, Limited, which are intended to be invested in Limited indefinitely. At December 31, 1995, the amount of undistributed earnings for which taxes have not been accrued was $1.7 million.

NOTE 8 -- CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMER

     The Company sells its products principally through retailers in North America and Europe (see Note 13). The Company performs ongoing credit evaluations of its customers and generally does not require collateral for outstanding accounts receivable. Allowances are maintained for potential credit losses, and such losses during the periods covered by these financial statements have not exceeded management's expectations.

     For the years ended December 31, 1993, 1994 and 1995, sales to one customer, Target, accounted for 11%, 18% and 13%, respectively, of the Company's net sales. For the six months ended June 30, 1995 and 1996, sales to this same customer accounted for 12% of net sales in both periods. Accounts receivable from this same customer were 23%, 19% and 7%, respectively, of total accounts receivable at December 31, 1994 and 1995 and June 30, 1996.

                        RIDGEVIEW, INC. AND SUBSIDIARIES

             (INFORMATION FOR JUNE 30, 1995 AND 1996 IS UNAUDITED)

NOTE 9 -- BENEFIT PLANS

     The Company has an employee savings plan which covers participating employees who have completed one year of employment and have attained age 21. Under the terms of the plan, the Company contributes an amount equal to 25% of participating employees' contributions which do not exceed 6% of each participant's earnings. Total contributions to the plan by the Company amounted to $86,000, $87,000 and $85,000 for the years ended December 31, 1993, 1994 and
1995, respectively, and $45,000 and $44,000 for the six months ended June 30, 1995 and 1996, respectively.

     As specified by the collective bargaining agreement between Seneca and The International Ladies' Garment Workers' Union, which in 1995 merged with the Amalgamated Clothing and Textile Workers Union to form the Union of Needletrades, Industrial and Textile Employees ("UNITE"), Seneca is required to make contributions based on a percentage of the gross salary for all bargaining unit employees, who are members of the union, to the following multi-employer benefit plans:

          1. Eastern Region, UNITE Health and Welfare Fund, a trust fund established by collective agreement for the purpose of providing workers with health, welfare and recreation benefits and services.

          2. UNITE National Retirement Fund, a trust fund established by collective agreement for the purpose of providing pensions or annuities on retirement or death of workers.

          3. UNITE Health Services Plan, a trust fund established by collective agreement for the purpose of providing workers with drugs, medication and other health services.

     From the date of acquisition of Seneca, June 28, 1995, through December 31, 1995 and for the six months ended June 30, 1996, contribution expense under this collective bargaining agreement amounted to approximately $243,000. The Company's applicable portion of total plan benefits and net assets of the plans are not separately identifiable.

NOTE 10 -- CAPITAL STOCK

     In contemplation of a proposed initial public offering of the Company's common stock (see Note 14), the Company's board of directors has authorized, and the Company's shareholders have approved, amended and restated articles of incorporation that increase the Company's authorized capital stock to 22,000,000 shares, to be divided into 20,000,000 shares of common stock and 2,000,000 shares of preferred stock. The board of directors has also declared a stock dividend effective October 8, 1996 that resulted in the issuance of approximately 129 additional shares of Common Stock for each share of Common Stock then issued and outstanding. To reflect this split-up of the Company's outstanding common stock into a greater number of shares, all share numbers and per share amounts in these financial statements have been adjusted retroactively.

     Also in contemplation of the proposed initial public offering, the board of directors and the shareholders have approved the Omnibus Plan, which permits the issuance of options, stock appreciation rights ("SARS"), limited SARS, restricted stock, performance awards and other stock-based awards to selected employees and independent contractors of the Company. The Company has reserved 230,000 shares of common stock for issuance under the Omnibus Plan, which provides that the term of each award shall be determined by a committee of the board of directors charged with administering the Omnibus Plan, but no longer than ten years after the date they are granted. Under the terms of the Omnibus Plan, options granted may be either nonqualified or incentive stock options. SARS and limited SARS granted in tandem with an option shall be exercisable only to the extent the underlying option is exercisable. To date, no awards have been granted under the Omnibus Plan.

                        RIDGEVIEW, INC. AND SUBSIDIARIES

             (INFORMATION FOR JUNE 30, 1995 AND 1996 IS UNAUDITED)

     The directors have also authorized an employee stock purchase plan that, after the initial public offering is completed and the plan activated, will allow employees to purchase shares of common stock of the Company through payroll deductions at 85% of the market value of the shares at the time of purchase. The Company has reserved 75,000 shares for issuance under this plan.

     In September 1996, the Company adopted an Outside Directors' Stock Option Plan (the "Directors' Plan"), reserving 15,000 shares of common stock for issuance thereunder. The Directors' Plan provides that each outside director, at the time of initial election, shall automatically be granted an option to purchase 500 shares of common stock at the fair market value on the date of election. On each anniversary date of an outside director's election, option to purchase 500 additional shares of common stock will automatically be granted, provided that the director shall have continuously served and the number of shares of common stock available under the Directors' Plan is sufficient. Options granted under the Directors' Plan will be nonqualified stock options, will vest in increments of 33 1/3% on each anniversary and will expire ten years after the date they are granted. To date, no awards were made or granted under the Directors' Plan.

NOTE 11 -- RELATED PARTY TRANSACTIONS

     All of the Company's executive officers are shareholders of Interknit, which manufactures greige goods and sells substantially all of its production to the Company. The Company also sells raw materials to Interknit.

     The Company's transactions with Interknit are summarized as follows:

                                                                             SIX MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,              JUNE 30,
                                          ----------------------------       -----------------
                                           1993       1994       1995         1995       1996
                                          ------     ------     ------       ------     ------
                                                             (IN THOUSANDS)
    Purchases of greige goods...........  $   --     $2,338     $3,162       $1,442     $2,363
    Sales of raw materials..............      --        266        289          288         25
    Payables and receivables related to
      the above transactions are as
      follows:
    Accounts payable....................      --        135        136          206        300
    Accounts receivable.................      --          1          1           32          6

NOTE 12 -- COMMITMENTS AND CONTINGENCIES

     SELF INSURANCE PLAN. The Company is self insured for certain health benefits up to $50,000 per occurrence per individual, with certain maximum aggregate policy limits per claim year. The cost of such benefits is recognized as an expense in the period the claim occurred. This cost amounted to $575,000, $402,000 and $491,000 for the years ended December 31, 1993, 1994 and 1995, respectively, and $275,000 and $412,000 for the six months ended June 30, 1995 and 1996, respectively.

     LOAN GUARANTEE. On July 5, 1995, the Company acquired a 50% interest in a limited liability corporation formed for the purpose of purchasing an airplane. The limited liability company financed the purchase of the airplane with proceeds of a bank loan. At December 31, 1995, this loan had an outstanding balance of $1.2 million, of which $600,000 is guaranteed by the Company. The Company's investment in the limited liability company, which is accounted for under the equity method, is not material and is included in other assets.

     DEFERRED COMPENSATION. The Company has various agreements with certain executive officers that provide for specified levels of compensation upon retirement, death or disability. The expense related to these agreements amounted to $174,000, $175,000 and $176,000 for the years ended December 31,

                        RIDGEVIEW, INC. AND SUBSIDIARIES

             (INFORMATION FOR JUNE 30, 1995 AND 1996 IS UNAUDITED)

1993, 1994 and 1995, respectively, and $88,000 and $129,000 for the six months ended June 30, 1995 and 1996, respectively.

     In December 1995, the Company agreed to provide a senior level executive a supplemental retirement benefit of $7,000 per month for a period of 84 months commencing January 1996. As a result, the Company recorded a $500,000 pre-tax charge to operating expenses.

     DEFERRED CREDIT. The Republic of Ireland grants relating to property, plant and equipment additions at Limited have been deferred and are amortized over the life of the related assets. During the year ended December 31, 1995, $445,000 in additional grants were received in connection with a major expansion of Limited's manufacturing facility. No grants were received for the years ended December 31, 1993 and 1994. Over a ten-year period, the grants are subject to full or partial repayment to the Republic of Ireland if certain conditions specified in the grant agreement are not met. In the opinion of management, Limited was in compliance with those conditions at December 31, 1995, and the Company intends to remain in compliance throughout the ten-year period.

     RESERVED RETAINED EARNINGS. Pursuant to the grant agreements with the Republic of Ireland, Limited is required to maintain a minimum amount of equity (and equity equivalents, as defined) based upon the amount of government grants received. At December 31, 1994 and 1995, $460,000 and $475,000 of retained earnings, respectively, have been reserved for this purpose.

     On March 27, 1996, in compliance with the above government grant agreement, Limited reserved an additional $480,000 of retained earnings for an aggregate of $955,000 at June 30, 1996. These reserved retained earnings are required to be maintained for the duration of the grant agreement, which expires December 31, 1999.

     LEASES. The Company has several noncancellable operating leases, primarily for manufacturing, showroom, storage and office purposes, that expire over the next four years. Total rental expense amounted to $85,000, $99,000 and $186,000 for the years ended December 31, 1993, 1994 and 1995, respectively, and $78,000 and $143,000 for the six months ended June 30, 1995 and 1996, respectively.

     Future minimum lease payments under noncancellable operating leases are as follows: 1996 -- $244,000; 1997 -- $136,000; 1998 -- $88,000; and
1999 -- $13,000.

     LICENSE AGREEMENTS. In the normal course of its business, the Company enters into license agreements for the use of trademarks owned by others on the Company's products. Each of the license agreements provides for payment of minimum royalties for each annual period during the term of the license agreement.

     Aggregate minimum guaranteed royalty payments under the license agreements are as follows:

                                 YEAR ENDING
                                DECEMBER 31,                         (IN THOUSANDS)
            -----------------------------------------------------
            1996.................................................         $400
            1997.................................................           50
            1998.................................................           50
                                                                      --------
            Total minimum royalty payments.......................         $500
                                                                      ========

     On May 28, 1996, the Company signed an additional license agreement for the Evan-Picone trademark, which calls for minimum guaranteed royalty payments of $450,000, $500,000 and $600,000 for the period commencing July 1, 1996 through December 31, 1997 and the years ending December 31, 1998 and 1999, respectively.

                        RIDGEVIEW, INC. AND SUBSIDIARIES

             (INFORMATION FOR JUNE 30, 1995 AND 1996 IS UNAUDITED)

     Total royalty expense for license agreements amounted to $40,000, $169,000 and $270,000 for the years ended December 31, 1993, 1994 and 1995, respectively, and $129,000 and $197,000 for the six months ended June 30, 1995 and 1996, respectively.

NOTE 13 -- INDUSTRY SEGMENT AND GEOGRAPHIC INFORMATION

     The Company operates in one principal industry segment, the manufacture and sale of socks and women's hosiery products. The Company's products are sold primarily through retailers.

     Financial information by geographic region is as follows:

                                                                            SIX MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,              JUNE 30,
                                       -------------------------------     -------------------
                                        1993        1994        1995        1995        1996
                                       -------     -------     -------     -------     -------
                                                           (IN THOUSANDS)
    Net sales to unaffiliated
      customers:
      United States..................  $31,379     $36,028     $49,684     $19,042     $27,633
      Europe.........................    4,226       4,065       4,724       2,432       4,166
                                       -------     -------     -------     -------     -------
      Total net sales................  $35,605     $40,093     $54,408     $21,474     $31,799
                                       =======     =======     =======     =======     =======
    Transfers between geographic
      areas (Eliminated in
      consolidation):
      United States..................  $   175     $    84     $   144     $    24     $   340
      Europe.........................       --          --          --          --          16
                                       -------     -------     -------     -------     -------
      Total transfers................  $   175     $    84     $   144     $    24     $   356
                                       =======     =======     =======     =======     =======
    Operating income (loss):
      United States..................  $ 1,464     $ 2,294     $ 2,134     $   765     $ 1,133
      Europe.........................      296         140        (118)         73         109
      Eliminations...................       --         (72)         --          --          --
      Other income (expense), net....     (327)       (775)     (1,481)       (503)     (1,035)
                                       -------     -------     -------     -------     -------
      Income before income taxes.....  $ 1,433     $ 1,587     $   535     $   335     $   207
                                       =======     =======     =======     =======     =======
    Identifiable assets:
      United States..................  $18,703     $21,267     $32,525     $35,125     $38,834
      Europe.........................    3,673       4,183       7,038       4,783       6,837
      Eliminations...................     (762)       (963)     (1,029)       (813)     (1,226)
                                       -------     -------     -------     -------     -------
      Total assets...................  $21,614     $24,487     $38,534     $39,095     $44,445
                                       =======     =======     =======     =======     =======

     The classification by geographic region of the Company's net sales to unaffiliated customers in the table above is based on the geographic location of the customers for the Company's products. Transfers between geographic regions are recorded at amounts generally above cost and in accordance with the rules and regulations of the respective governing tax authorities. Operating income consists of total net sales less operating expenses, and does not include other income (expense) net, or income taxes. Identifiable assets of geographic areas are those assets used in the Company's operations in each area.

                        RIDGEVIEW, INC. AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONCLUDED)
             (INFORMATION FOR JUNE 30, 1995 AND 1996 IS UNAUDITED)

NOTE 14 -- PROPOSED PUBLIC OFFERING

     The Company's board of directors has approved resolutions authorizing the preparation and filing of a registration statement under the Securities Act with the Commission pursuant to which the Company intends to register shares of its Common Stock for sale to the public through a group of underwriters on a firm commitment basis. Direct costs of $282,000 incurred in preparation of the proposed initial public offering have been deferred and will be charged to additional paid-in capital upon successful completion of the proposed public offering or, if the public offering is not successfully completed, expensed during the period in which the Company determines not to proceed with such offering.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Seneca Knitting Mills Corporation
and Subsidiaries

We have audited the accompanying consolidated balance sheets of Seneca Knitting Mills Corporation and Subsidiaries as of April 1, 1995 and April 2, 1994, and the related consolidated statements of income and retained earnings and cash flows for each of the three fiscal years in the period ended April 1, 1995. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Seneca Knitting Mills Corporation and Subsidiaries as of April 1, 1995 and April 2, 1994, and the consolidated results of their operations and their consolidated cash flows for each of the three fiscal years in the period ended April 1, 1995, in conformity with generally accepted accounting principles.

As discussed in Note J, the Company changed its method of accounting for income taxes in the year ended April 3, 1993.

                                          /s/ Mengel, Metzger, Barr & Co. LLP

Rochester, New York
May 11, 1995

               SENECA KNITTING MILLS CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                               APRIL 1,         APRIL 2,
                                                                                 1995             1994
                                                                              ----------       ----------
                                                 ASSETS
CURRENT ASSETS
  Cash......................................................................  $  239,926       $  428,135
  Note receivable from shareholder..........................................     453,000               --
  Accounts receivable, less allowance for doubtful accounts of $50,000 in
    1995 and $18,000 in 1994................................................   1,370,913          960,291
  Inventories...............................................................   2,254,794        2,078,550
  Prepaid income taxes......................................................      90,585               --
  Other prepaid expenses....................................................      91,925          125,036
  Deferred income taxes.....................................................     108,000          111,000
                                                                              ----------       ----------
         TOTAL CURRENT ASSETS...............................................   4,609,143        3,703,012
PROPERTY, PLANT AND EQUIPMENT
  Land......................................................................      25,216           93,898
  Buildings.................................................................     439,259          748,850
  Leasehold improvements....................................................     652,554          617,856
  Machinery and equipment...................................................   1,901,405        1,264,795
  Furniture and fixtures....................................................     171,899          211,530
  Vehicles..................................................................      34,221           34,221
                                                                              ----------       ----------
                                                                               3,224,554        2,971,150
  Less accumulated depreciation and amortization............................   1,875,024        1,787,536
                                                                              ----------       ----------
                                                                               1,349,530        1,183,614
OTHER ASSETS
  Cash value of life insurance..............................................     293,413          270,883
  Sundry....................................................................       1,000           93,336
                                                                              ----------       ----------
                                                                                 294,413          364,219
                                                                              ----------       ----------
                                                                              $6,253,086       $5,250,845
                                                                              ==========       ==========
                                  LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Current portion of long-term debt.........................................  $  107,929       $   60,000
  Accounts payable..........................................................   1,189,663          624,890
  Accrued payroll and related accruals......................................     264,151          308,250
  Accrued retirement and welfare contributions..............................     358,106          330,334
  Income taxes payable......................................................      16,859          469,390
  Other accrued liabilities.................................................      17,282           38,952
                                                                              ----------       ----------
         TOTAL CURRENT LIABILITIES..........................................   1,953,990        1,831,816
LONG-TERM DEBT..............................................................     780,015          501,831
DEFERRED INCOME TAXES.......................................................      48,300           74,500
LEASE COMMITMENTS
SHAREHOLDERS' EQUITY
  Common stock, Class A, voting, $10 par value:
    Authorized, 50,000 shares
      Issued and outstanding, 16,725 shares.................................     167,250          167,250
  Common stock, Class B, non-voting, $10 par value:
    Priority as to dividends and dissolution, Authorized, 50,000 shares
      Issued and outstanding, 20,000 shares.................................     200,000          200,000
  Retained earnings.........................................................   3,103,531        2,475,448
                                                                              ----------       ----------
                                                                               3,470,781        2,842,698
                                                                              ----------       ----------
                                                                              $6,253,086       $5,250,845
                                                                              ==========       ==========

   The accompanying notes are an integral part of the consolidated financial statements.

               SENECA KNITTING MILLS CORPORATION AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

                                                                       YEAR ENDED
                                                       ------------------------------------------
                                                        APRIL 1,        APRIL 2,        APRIL 3,
                                                          1995            1994            1993
                                                       -----------     -----------     ----------
Net sales............................................  $14,211,680     $11,743,641     $8,312,529
Cost of sales........................................   11,162,712       8,911,545      6,974,301
                                                       -----------     -----------     ----------
     GROSS PROFIT....................................    3,048,968       2,832,096      1,338,228
Selling, general and administrative expenses.........    1,901,427       1,292,725        901,400
                                                       -----------     -----------     ----------
     INCOME FROM OPERATIONS..........................    1,147,541       1,539,371        436,828
Other (expense) income:
  Interest expense...................................     (160,509)       (155,707)      (133,647)
  Interest income....................................        6,771          11,376          3,896
  Gain on sale of property, equipment and sundry
     assets..........................................       27,104           9,723           (163)
  Sundry.............................................       22,176          17,351          6,519
                                                       -----------     -----------     ----------
                                                          (104,458)       (117,257)      (123,395)
                                                       -----------     -----------     ----------
     INCOME BEFORE INCOME TAXES......................    1,043,083       1,422,114        313,433
Income taxes:
  Current:
     Federal.........................................      385,200         400,000         46,000
     State...........................................       53,000          68,500         21,200
  Deferred (benefit).................................      (23,200)         54,284         71,331
                                                       -----------     -----------     ----------
                                                           415,000         522,784        138,531
                                                       -----------     -----------     ----------
     INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING
       CHANGE........................................      628,083         899,330        174,902
Cumulative effect of change in accounting for income
  taxes..............................................           --              --        112,765
                                                       -----------     -----------     ----------
     NET INCOME......................................      628,083         899,330        287,667
Retained earnings at beginning of year...............    2,475,448       1,576,118      1,288,451
                                                       -----------     -----------     ----------
     RETAINED EARNINGS AT END OF YEAR................  $ 3,103,531     $ 2,475,448     $1,576,118
                                                       ===========     ===========     ==========

   The accompanying notes are an integral part of the consolidated financial statements.

               SENECA KNITTING MILLS CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                         YEAR ENDED
                                                             -----------------------------------
                                                             APRIL 1,     APRIL 2,     APRIL 3,
                                                               1995         1994         1993
                                                             ---------   ----------   ----------
CASH FLOWS -- OPERATING ACTIVITIES
  Net income for the year..................................  $ 628,083   $  899,330   $  287,667
  Adjustments to reconcile net income to net cash provided
     from operating activities:
     Depreciation and amortization.........................    271,572      184,428      156,159
     Gain on sale of property, equipment and sundry
       assets..............................................    (27,104)      (9,723)         163
     Bad debts.............................................     32,299       49,095       28,078
     Deferred income taxes.................................    (23,200)      54,284      (41,434)
     Cash value of life insurance..........................     (3,756)      (2,432)      (3,448)
     Changes in certain assets and liabilities affecting
       operations:
       Accounts receivable.................................   (442,921)    (213,436)    (342,743)
       Inventories.........................................   (176,244)    (665,048)    (257,184)
       Prepaid income taxes................................    (90,585)          --           --
       Other prepaid expenses..............................     33,111      (46,764)      52,298
       Sundry other assets.................................         --       (1,000)          --
       Accounts payable....................................    564,773      167,775       29,754
       Accrued payroll and related accruals................    (44,099)     121,226       50,181
       Accrued retirement and welfare contributions........     27,772      255,933      (18,475)
       Income taxes payable................................   (452,531)     399,767       63,439
       Other accrued liabilities...........................    (21,670)      23,246        8,278
                                                             ---------   ----------   ----------
          NET CASH PROVIDED FROM OPERATING ACTIVITIES......    275,500    1,216,681       12,733
CASH FLOWS -- INVESTING ACTIVITIES
  Purchase of property and equipment.......................   (771,048)    (321,444)     (70,060)
  Proceeds from the sale of equipment......................         --       35,500        2,450
  Cash value of life insurance.............................    (18,774)     (19,856)     (19,856)
                                                             ---------   ----------   ----------
          NET CASH (USED FOR) INVESTING ACTIVITIES.........   (789,822)    (305,800)     (87,466)
CASH FLOWS -- FINANCING ACTIVITIES
  Note payable to bank.....................................         --     (770,000)     253,000
  Proceeds on long-term debt...............................    390,000      150,000           --
  Payments on long-term debt...............................    (63,887)     (60,000)     (65,000)
                                                             ---------   ----------   ----------
          NET CASH PROVIDED FROM (USED FOR) FINANCING
            ACTIVITIES.....................................    326,113     (680,000)     188,000
                                                             ---------   ----------   ----------
          NET (DECREASE) INCREASE IN CASH..................   (188,209)     230,881      113,267
  Cash at beginning of year................................    428,135      197,254       83,987
                                                             ---------   ----------   ----------
          CASH AT END OF YEAR..............................  $ 239,926   $  428,135   $  197,254
                                                             =========   ==========   ==========
SUPPLEMENTAL CASH FLOW DISCLOSURE
  Cash payments during the fiscal year for:
     Interest..............................................  $ 170,480   $  142,917   $  138,867
                                                             =========   ==========   ==========
     Income taxes..........................................  $ 981,316   $   68,733   $    3,761
                                                             =========   ==========   ==========
NON-CASH INVESTING ACTIVITY
  Sale of property, equipment and sundry assets financed
  through a note receivable from shareholder...............  $ 453,000   $       --   $       --
                                                             =========   ==========   ==========

   The accompanying notes are an integral part of the consolidated financial statements.

               SENECA KNITTING MILLS CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

     The Company is primarily engaged in the manufacturing and sale of yarn and heavy weight sport hosiery. GPM Corporation is involved in real estate activities. The Company grants credit to qualified customers, who are located primarily in the United States and involved in retail sales.

PRINCIPLES OF CONSOLIDATION

     The accompanying financial statements include the accounts of Seneca Knitting Mills Corporation (the Company) and its wholly-owned subsidiaries, Seneca Knitting Mills International Sales, Inc. (a Foreign Sales Corporation) and GPM Corporation. All significant intercompany transactions and balances have been eliminated.

FISCAL YEAR END

     The Company has adopted a 52-53 week fiscal year ending on the Saturday closest to March 31.

CASH

     The Company maintains its cash balances in one financial institution located in New York State. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At April 1, 1995, uninsured amounts held at this financial institution total approximately $121,000.

INVENTORIES

     Substantially all of the Company's inventories are stated at the lower of cost or market with cost determined on the last-in, first-out (LIFO) basis.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated on the basis of cost. Major renewals and betterments are charged to the property accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed currently.

     Depreciation is provided using both accelerated and straight-line methods at rates sufficient to amortize the cost of the related asset over its estimated useful life. Upon sale or retirement, the related cost and accumulated depreciation are removed from the accounts and the related gain or loss is reflected in operations.

INCOME TAXES

     Deferred income tax assets and liabilities arise from temporary differences associated with differences between the financial statement and tax basis of assets and liabilities. Deferred tax assets and liabilities not related to an asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse. The principal types of temporary differences between assets and liabilities for financial statement and tax return purposes are accumulated depreciation, inventories, accounts receivable, accrued payroll and accrued vacation.

               SENECA KNITTING MILLS CORPORATION AND SUBSIDIARIES

NOTE B:  NOTE RECEIVABLE FROM SHAREHOLDER

     Note receivable from shareholder results from the sale of certain assets of the Company to the shareholder as of March 31, 1995. Pursuant to the agreement as discussed in Note J and as a condition thereto, the note receivable from shareholder is to be paid when the sale is completed. Therefore, the Company has classified the note receivable from shareholder as a current asset as of April 1, 1995.

NOTE C:  INVENTORIES

     The major categories of inventory are as follows:

                                                                     APRIL 1,     APRIL 2,
                                                                       1995         1994
                                                                    ----------   ----------
    Raw materials.................................................  $1,542,447   $1,137,666
    Work in process...............................................   1,290,778    1,372,182
    Finished goods................................................   1,550,148    1,408,189
    Supplies......................................................     227,096      196,643
                                                                    ----------   ----------
                                                                     4,610,469    4,114,680
    Less LIFO reserve.............................................   2,355,675    2,036,130
                                                                    ----------   ----------
                                                                    $2,254,794   $2,078,550
                                                                    ==========   ==========

NOTE D:  NOTE PAYABLE TO BANK

     The Company maintains a revolving line of credit of $3,750,000. Interest is at prime for outstanding borrowings up to $1,875,000 and prime plus .5% for amounts over that amount. The line of credit is secured by the Company's accounts receivable, inventories and the personal guarantee of the Company's majority shareholder. At April 1, 1995, there was no outstanding balance.

               SENECA KNITTING MILLS CORPORATION AND SUBSIDIARIES

NOTE E:  LONG-TERM DEBT

     Long-term debt consisted of the following:

                                                                       APRIL 1,   APRIL 2,
                                                                         1995       1994
                                                                       --------   --------
      Note payable to bank, due in monthly payments of $5,000 plus interest at prime plus 1% (an effective rate of 10% at April
         1, 1995) through December 1997. Collateralized by accounts receivable, inventories and fixed assets and the personal
         guarantee of the Company's majority shareholder.............  $151,831   $211,831
      Note payable to Seneca County IDA, due in monthly payments of
         $5,500 including interest at 5% through March 1996 at which time the interest rate adjusts annually to 50% of prime but not less than 5%. Collateralized by certain equipment and
         the personal guarantee of the Company's majority
         shareholder.................................................   386,113         --
      Note payable to related party, due June 1, 1996, with interest
         only payable monthly at 10% per annum.......................   200,000    200,000
      Note payable to related party, due September 8, 1996, with
         interest only payable monthly at 8% per annum...............   150,000    150,000
                                                                       --------   --------
                                                                        887,944    561,831
      Less current portion...........................................   107,929     60,000
                                                                       --------   --------
                                                                       $780,015   $501,831
                                                                       ========   ========

     Annual fiscal year maturities of long-term debt are estimated as follows:

          1996............................................................  $107,929
          1997............................................................   460,382
          1998............................................................    84,790
          1999............................................................    55,669
          2000............................................................    58,517
          Thereafter......................................................   120,657
                                                                            --------
                                                                            $887,944
                                                                            ========

NOTE F:  INCOME TAXES

     Deferred income tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities as measured by the enacted rates which will be in effect when these differences reverse.

               SENECA KNITTING MILLS CORPORATION AND SUBSIDIARIES

     Deferred income taxes resulting from temporary differences are summarized as follows:

                                                                    ASSETS/(LIABILITIES)
                                                                   -----------------------
                                                                   APRIL 1,       APRIL 2,
                                                                     1995           1994
                                                                   --------       --------
      Accumulated depreciation...................................  $(48,300)      $(74,500)
      Inventories................................................    38,400         44,000
      Accounts receivable........................................    20,000          7,200
      Accrued payroll............................................        --         28,000
      Accrued vacation...........................................    49,600         31,800
                                                                   --------       --------
                                                                   $ 59,700       $ 36,500
                                                                   ========       ========
    Classification of deferred taxes:
      Current asset..............................................  $108,000       $111,000
      Non-current liability......................................   (48,300)       (74,500)
                                                                   --------       --------
                                                                   $ 59,700       $ 36,500
                                                                   ========       ========

     At April 1, 1995, the Company has unused investment tax credits (ITC) of approximately $64,000 to reduce future state income taxes, which expire at various dates through 2005. The future benefit of these New York State ITC carryforwards is significantly limited because of the state income tax rules and, accordingly, no related deferred tax asset has been recorded relating to these credits.

NOTE G:  BENEFIT PLANS

     As specified by the collective agreement between the Company and The International Ladies' Garment Workers' Union (ILGWU), the Company is required to make contributions to the following multi-employer benefit plans:

          1. Eastern Region, ILGWU Health and Welfare Fund, a trust fund established by collective agreement for the purpose of providing workers with health, welfare and recreation benefits and services.

          2. ILGWU National Retirement Fund, a trust fund established by collective agreement for the purpose of providing pensions or annuities on retirement or death of workers.

          3. ILGWU Health Services Plan, a trust fund established by collective agreement for the purpose of providing workers with drugs, medication and other health services.

     Contributions are made as a percentage of the gross salary for all bargaining unit employees (union) as follows:

                                                                  EFFECTIVE JANUARY 1,
                                                              -----------------------------
                                                              1995        1994        1993
                                                              -----       -----       -----
    ILGWU Health and Welfare Fund...........................   4.50%       4.50%       4.50%
    ILGWU National Retirement Fund..........................   9.00%       9.00%       9.00%
    ILGWU Health Services Plan..............................  2.375%      2.375%      2.375%

     For the years ended April 1, 1995, April 2, 1994 and April 3, 1993, contribution expense amounted to approximately $487,500, $430,400 and $300,200, respectively. The Company's applicable portion of total plan benefits and net assets of the plans are not separately identifiable.

NOTE H:  OTHER

     Sales to four major customers in 1995 were approximately $4,737,000, to three major customers in 1994 approximately $3,024,000, and to two major customers in 1993 approximately $2,130,000.

               SENECA KNITTING MILLS CORPORATION AND SUBSIDIARIES

NOTE I:  LEASE COMMITMENTS

     The Company leases warehouse space from a related party at a monthly amount of $4,000 plus taxes and insurance through December 1997.

     The Company leases retail store space in Ithaca, Camillus and Corning, New York at a total monthly amount aggregating $4,250 expiring at different dates through January 1997.

     The Company leases certain equipment and vehicles. Lease payments aggregate approximately $5,000 per month and expire at different dates through February 1998.

     Total lease expense approximated $150,000, $92,000 and $21,000 for the years ended April 1, 1995, April 2, 1994 and April 3, 1993, respectively.

NOTE J:  CHANGE IN ACCOUNTING PRINCIPLE

     The Company adopted, effective March 29, 1992, Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under the liability method specified by SFAS 109, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities as measured by the enacted tax rates which are expected to be in effect when these differences reverse. Deferred tax expense (credit) is the result of changes in deferred tax assets and liabilities. The principal types of differences between assets and liabilities for financial statement and tax return purposes are further detailed in Note F.

     The deferred method, used in years prior to 1993, required the Company to provide for deferred tax expense based on certain items of income and expense which were reported in different years in the financial statements and the tax returns as measured by the tax rate in effect for the year the difference occurred.

     The change from the deferred method to the liability method of accounting for income taxes decreased the Company's 1993 net income by approximately $120,000 before the cumulative effect of the change in accounting. Also, net income for 1993 increased by approximately $113,000 as a result of the cumulative effect of the change in accounting related to years prior to 1993 which were not restated.

NOTE K:  SUBSEQUENT EVENT

     On April 27, 1995, the shareholders of the Company signed an agreement for the sale of their common stock to Ridgeview, Inc., a North Carolina corporation. Subject to several conditions of the contract, the shareholders of the Company anticipate the sale of their common stock to be completed prior to July 1995.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Interknit, Inc.
Fort Payne, Alabama

     We have audited the accompanying balance sheets of Interknit, Inc. as of December 31, 1995 and 1994, and the related statements of income, retained earnings (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the statements referred to above present fairly in all material respects, the financial position of Interknit, Inc. as of December 31, 1995 and 1994, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ Whisnant & Company
February 26, 1996

                                INTERKNIT, INC.

                                 BALANCE SHEETS

                                                                              DECEMBER 31,
                                                          JUNE 30,      -------------------------
                                                            1996           1995           1994
                                                         ----------     ----------     ----------
                                                         (UNAUDITED)
ASSETS
CURRENT ASSETS
  Cash.................................................  $   22,053     $   39,062     $   44,447
  Refundable income taxes..............................       3,970          3,970             --
  Accounts receivable -- trade.........................     722,794        293,528        363,749
  Inventories..........................................     105,575        181,303         33,888
  Deferred income taxes................................       1,868          1,624             13
                                                         ----------     ----------     ----------
          Total current assets.........................     856,260        519,487        442,097
                                                         ----------     ----------     ----------
PROPERTY, PLANT AND EQUIPMENT
  Machinery and equipment..............................   1,611,732      1,596,456      1,051,827
  Office furniture and fixtures........................       1,654         10,794          8,774
  Vehicles.............................................      17,063         17,063         17,063
  Leasehold improvements...............................      48,536         36,464          3,709
                                                         ----------     ----------     ----------
                                                          1,678,985      1,660,777      1,081,373
     Less accumulated depreciation.....................     333,860        215,642        118,040
                                                         ----------     ----------     ----------
          Net property, plant and equipment............   1,345,125      1,445,135        963,333
                                                         ----------     ----------     ----------
OTHER ASSETS
  Deferred income taxes................................          --          4,672             --
  Start-up costs, net of amortization..................      19,678         23,614         31,485
  Deposits.............................................      88,909         81,799         33,299
                                                         ----------     ----------     ----------
          Total other assets...........................     108,587        110,085         64,784
                                                         ----------     ----------     ----------
          Total........................................  $2,309,972     $2,074,707     $1,470,214
                                                         ==========     ==========     ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Short-term borrowings................................  $  155,000     $  155,000     $       --
  Current portion of long-term debt....................     218,943        210,635        129,309
  Accounts payable -- trade............................     392,687        298,699        338,612
  Withheld and accrued payroll taxes...................      32,691         41,341          1,793
  Accrued salaries.....................................          --          2,303             --
  Accrued interest.....................................       4,000          4,500             --
  Accrued income taxes.................................      45,125             --          3,970
  Accrued expenses.....................................          --             --             41
                                                         ----------     ----------     ----------
          Total current liabilities....................     848,446        712,478        473,725
                                                         ----------     ----------     ----------
LONG-TERM DEBT, less current portion...................   1,255,051      1,366,662        927,300
                                                         ----------     ----------     ----------
DEFERRED INCOME TAXES..................................      38,958             --         18,073
                                                         ----------     ----------     ----------
STOCKHOLDERS' EQUITY (DEFICIT)
  Common stock -- authorized 5,000 shares of $1 par
     value; issued 500 shares..........................         500            500            500
  Additional paid-in capital...........................      24,500         24,500         24,500
  Retained earnings (deficit)..........................     142,517        (29,433)        26,116
                                                         ----------     ----------     ----------
          Total stockholders' equity (deficit).........     167,517         (4,433)        51,116
                                                         ----------     ----------     ----------
          Total........................................  $2,309,972     $2,074,707     $1,470,214
                                                         ==========     ==========     ==========

                       See notes to financial statements.

                                INTERKNIT, INC.

                   STATEMENTS OF RETAINED EARNINGS (DEFICIT)

                                                                              DECEMBER 31,
                                                          JUNE 30,       ----------------------
                                                            1996           1995          1994
                                                          --------       --------       -------
                                                          (UNAUDITED)
Retained earnings (deficit), beginning..................  $(29,433)      $ 26,116       $    --
Net income (loss).......................................   171,950        (55,549)       26,116
                                                          --------       --------       -------
          RETAINED EARNINGS (DEFICIT), ENDING...........  $142,517       $(29,433)      $26,116
                                                          ========       ========       =======

                       See notes to financial statements.

                                INTERKNIT, INC.

                              STATEMENTS OF INCOME


                                            SIX MONTHS ENDED JUNE 30,     YEARS ENDED DECEMBER 31,
                                            -------------------------     -------------------------
                                               1996           1995           1995           1994
                                            ----------     ----------     ----------     ----------
                                            (UNAUDITED)    (UNAUDITED)
NET SALES.................................  $3,300,002     $1,512,902     $3,876,758     $2,338,439
COST OF GOODS SOLD........................   2,921,709      1,565,288      3,825,248      2,166,924
                                            ----------     ----------     ----------     ----------
          Gross profit (loss).............     378,293        (52,386)        51,510        171,515
SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES................................      51,222          8,279         66,005         65,305
                                            ----------     ----------     ----------     ----------
          Income (loss) from operations...     327,071        (60,665)       (14,495)       106,210
                                            ----------     ----------     ----------     ----------
OTHER INCOME (EXPENSE)
  Gain on disposal of equipment...........          --          6,013         15,530             --
  Interest expense........................     (66,610)       (39,751)       (84,910)       (58,064)
                                            ----------     ----------     ----------     ----------
                                               (66,610)       (33,738)       (69,380)       (58,064)
                                            ----------     ----------     ----------     ----------
          Income (loss) before income
            taxes.........................     260,461        (94,403)       (83,875)        48,146
                                            ----------     ----------     ----------     ----------
PROVISION FOR INCOME TAXES
  Current.................................      45,125         (3,970)        (3,970)         3,970
  Deferred................................      43,386        (25,834)       (24,356)        18,060
                                            ----------     ----------     ----------     ----------
                                                88,511        (29,804)       (28,326)        22,030
                                            ----------     ----------     ----------     ----------
          NET INCOME (LOSS)...............  $  171,950     $  (64,599)    $  (55,549)    $   26,116
                                            ==========     ==========     ==========     ==========

                       See notes to financial statements.

                                INTERKNIT, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                YEARS ENDED
                                                                                DECEMBER 31,
                                                                         --------------------------
                                                                            1995           1994
                                                SIX MONTHS ENDED         -----------    -----------
                                                    JUNE 30,
                                           --------------------------
                                              1996           1995
                                           -----------    -----------
                                           (UNAUDITED)    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
  Cash received from customers...........  $ 2,870,736    $ 1,608,978    $ 3,946,979    $ 1,974,690
  Cash paid to suppliers and employees...   (2,692,015)    (1,560,693)    (3,865,761)    (2,038,760)
  Interest paid..........................      (67,110)       (36,751)       (80,410)       (58,064)
  Cash received (paid) for deposits......       (7,109)        (9,000)       (48,500)         5,250
  Taxes paid.............................           --             --         (3,970)            --
                                           -----------    -----------    -----------    -----------
  Net cash (used in) provided by
     operating activities................      104,502          2,534        (51,662)      (116,884)
                                           -----------    -----------    -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from disposal of equipment....           --         35,000        135,000             --
  Cash paid for purchases of property and
     equipment...........................      (18,208)       (39,467)      (764,411)      (287,999)
                                           -----------    -----------    -----------    -----------
  Net cash (used in) investing
     activities..........................      (18,208)        (4,467)      (629,411)      (287,999)
                                           -----------    -----------    -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from short-term debt..........           --        106,500        155,000             --
  Proceeds from long-term debt...........           --             --        650,000        278,026
  Principal payments on long-term debt...     (103,303)      (138,456)      (129,312)       (93,109)
                                           -----------    -----------    -----------    -----------
  Net cash (used in) provided by
     financing activities................     (103,303)       (31,956)       675,688        184,917
                                           -----------    -----------    -----------    -----------
  Net decrease in cash...................      (17,009)       (33,889)        (5,385)      (219,966)
CASH -- beginning of year................       39,062         44,447         44,447        264,413
                                           -----------    -----------    -----------    -----------
CASH -- end of year......................  $    22,053    $    10,558    $    39,062    $    44,447
                                            ==========     ==========     ==========     ==========

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITIES

     The company's capital expenditures were as follows:

                                                                         YEARS ENDED
                                                                        DECEMBER 31,
                                                                   -----------------------
                                                                     1995           1994
                                                                   --------       --------
    Total value of additions.....................................  $914,404       $287,999
    Amounts provided by book value of assets traded..............   149,993             --
                                                                   --------       --------
              Net cash expenditures..............................  $764,411       $287,999
                                                                   ========       ========

                       See notes to financial statements.

                                INTERKNIT, INC.

                    STATEMENTS OF CASH FLOWS -- (CONCLUDED)



                                                    SIX MONTHS ENDED            YEARS ENDED
                                                        JUNE 30,                DECEMBER 31,
                                                  ---------------------    ----------------------
                                                    1996         1995        1995         1994
                                                  ---------    --------    ---------    ---------
                                                  (UNAUDITED)  (UNAUDITED)
RECONCILIATION OF NET INCOME TO NET CASH (USED
  IN) PROVIDED BY OPERATING ACTIVITIES
  Net income (loss).............................  $ 171,950    $(64,599)   $ (55,549)   $  26,116
                                                  =========    ========    =========    =========
  Adjustments to reconcile net income to net
     cash (used in) provided by operating
     activities:
     Depreciation and amortization..............    122,153      79,909      171,010      125,911
     Increase (decrease) in deferred income
       taxes....................................     43,386     (25,834)     (24,356)      18,060
     Gain on sale of equipment..................         --      (6,013)     (15,530)          --
     (Increase) decrease in deposits............     (7,109)     (9,000)     (48,500)       5,250
     Changes in assets and liabilities:
     (Increase) decrease in:
       Refundable income taxes..................         --          --       (3,970)          --
       Accounts receivable -- trade.............   (429,266)     96,076       70,221     (363,749)
       Inventories..............................     75,728     (38,889)    (147,415)     (33,888)
       Other....................................         --     (12,555)          --        1,000
     Increase (decrease) in:
       Accounts payable -- trade................     93,988     (34,888)     (39,913)      98,612
       Withheld and accrued payroll taxes.......     (8,650)     19,338       39,548        1,793
       Accrued salaries.........................     (2,303)         --        2,303           --
       Accrued interest.........................       (500)      3,000        4,500           --
       Accrued income taxes.....................     45,125      (3,970)      (3,970)       3,970
       Accrued expenses.........................         --         (41)         (41)          41
                                                  ---------    --------    ---------    ---------
          Total adjustments to net income
            (loss)..............................    (67,448)     67,133        3,887     (143,000)
                                                  ---------    --------    ---------    ---------
NET CASH (USED IN) PROVIDED BY OPERATING
  ACTIVITIES....................................  $ 104,502    $  2,534    $ (51,662)   $(116,884)
                                                  =========    ========    =========    =========

                       See notes to financial statements.

                                INTERKNIT, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF BUSINESS. Interknit, Inc. operates a manufacturing facility in Fort Payne, Alabama, for the knitting of hosiery products. The Company sells its products primarily to one customer (See Note F -- Related Party Transactions).

     FINANCIAL STATEMENT PRESENTATION. Financial statements for 1994 have been reclassified, where applicable, to conform to financial statement presentation used in 1995.

     USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

     ACCOUNTS RECEIVABLE. Historically, the Company has not written-off any accounts receivable as uncollectible and, consequently, no allowance for doubtful accounts has been provided at June 30, 1996 and December 31, 1995 and 1994.

     INVENTORIES. Inventories are stated at the lower of cost (first-in, first-out) or market (net realizable value).

     PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment are stated at cost. Expenditures for maintenance and repairs, which do not improve or extend the life of an asset, are charged to expense as incurred. Expenditures for renewals and improvements that significantly add to productive capacity or extend the useful life of an asset are capitalized. Upon retirement or other disposition of depreciable properties, the cost and related accumulated depreciation are removed from the property accounts and any gain or loss is reflected in income, except for gains on traded properties which are reflected in the basis of the new asset.

     Depreciation is provided over the estimated useful lives of the individual assets by the straight-line method. The estimated useful lives used in the computation of depreciation are as follows:

                                                                                YEARS
                                                                                -----
        Buildings and improvements............................................  8-35
        Machinery and equipment...............................................  5-12
        Automobiles and trucks................................................   5
        Office furniture and equipment........................................  5-10

     ORGANIZATIONAL COSTS. The costs associated with the start-up of the Company's manufacturing facility have been capitalized and are being amortized on the straight-line method over five years.

     FAIR VALUE OF FINANCIAL INSTRUMENTS. Financial instruments of the Company include long-term debt. Based upon the current borrowing rates available to the Company, estimated fair values of these financial instruments approximate their recorded carrying amounts.

     INCOME TAXES. The provision for income taxes includes deferred taxes which result from temporary differences in the recognition of income and expense for tax and financial reporting purposes. These temporary differences are due, principally, to different methods of providing for depreciation and tax loss carryforwards.

                                INTERKNIT, INC.

NOTE B -- INVENTORIES

     A summary of inventories, by major classification, is as follows:



                                                                          DECEMBER 31,
                                                      JUNE 30,       ----------------------
                                                        1996           1995          1994
                                                      --------       --------       -------
                                                      (UNAUDITED)
    Raw materials...................................  $ 83,682       $113,090       $15,647
    Work-in-process.................................    21,893         52,361        18,241
    Finished goods..................................        --         15,852            --
                                                      --------       --------       -------
                                                      $105,575       $181,303       $33,888
                                                      ========       ========       =======

NOTE C -- SHORT-TERM BORROWINGS

     Short-term borrowings consist of the following:



                                                                          DECEMBER 31,
                                                      JUNE 30,       ----------------------
                                                        1996           1995          1994
                                                      --------       --------       -------
                                                      (UNAUDITED)
    $200,000 line of credit, interest payable
      monthly at prime plus 1%; secured by accounts
      receivable and inventory......................  $155,000       $155,000       $    --
                                                      ========       ========       =======

NOTE D -- LONG-TERM DEBT

     Long-term debt consists of the following:



                                                                          DECEMBER 31,
                                                      JUNE 30,      -------------------------
                                                        1996           1995           1994
                                                     ----------     ----------     ----------
                                                     (UNAUDITED)
    Note payable to finance company in monthly
      installments of $12,098 through December 31,
      2000, including interest at 6.9%, secured by
      machinery and equipment......................  $  551,339     $  603,842     $  703,583
    Note payable to finance company in monthly
      installments of $4,516 beginning January 23,
      1995, through January 23, 2001, including
      interest at 9.3%, secured by machinery and
      equipment....................................     232,589        248,455        278,026
    Note payable to finance company in monthly
      installments of $10,245 beginning January 14,
      1996, through January 14, 2003, including
      interest at 8.35%, secured by machinery and
      equipment....................................     615,066        650,000             --
    Unsecured notes payable to shareholders dated
      August 2, 1993, payable in full on August 1,
      1998, with interest payable annually at 8%...      75,000         75,000         75,000
                                                       --------       --------        -------
    Total long-term debt...........................   1,473,994      1,577,297      1,056,609
      Less current portion.........................     218,943        210,635        129,309
                                                       --------       --------        -------
    Total long-term debt, less current portion.....  $1,255,051     $1,366,662     $  927,300
                                                       ========       ========        =======

                                INTERKNIT, INC.

     Approximate maturities of long-term debt for the five years subsequent to December 31, 1995 are as follows:

                                   YEAR ENDING
        -----------------------------------------------------------------
        1996.............................................................  $  210,635
        1997.............................................................     227,584
        1998.............................................................     320,919
        1999.............................................................     265,753
        2000.............................................................     275,114
        Thereafter.......................................................     277,292
                                                                           ----------
                                                                           $1,577,297
                                                                           ==========

NOTE E -- INCOME TAXES

     The provision for income taxes for the years ended December 31, 1995 and 1994, is summarized as follows:

                                                                      1995          1994
                                                                    --------       -------
    Current:
      Federal.....................................................  $ (3,970)      $ 3,970
      State.......................................................        --            --
                                                                    --------       --------
              Total...............................................    (3,970)        3,970
                                                                    --------       --------
    Deferred:
      Federal.....................................................    20,466        13,369
      State.......................................................     6,822         4,691
      Benefit of operating loss carryforward......................   (51,644)           --
                                                                    --------       --------
              Total...............................................   (24,356)       18,060
                                                                    --------       --------
              Total provision for income taxes....................  $(28,326)      $22,030
                                                                    ========       ========

     Deferred income taxes have been provided for temporary differences between the financial statement and tax basis of assets and liabilities, and for the benefit of net operating loss carryforwards. Net deferred tax assets and net deferred tax liabilities are as follows:

                                                                     1995           1994
                                                                   --------       --------
    Current:
      Deferred tax asset.........................................  $  1,624       $     13
      Deferred tax liability.....................................        --             --
                                                                   --------       --------
              Net current deferred tax asset.....................  $  1,624       $     13
                                                                   ========       ========
    Noncurrent:
      Deferred tax asset.........................................  $ 51,644       $    704
      Deferred tax liability.....................................   (46,972)       (18,777)
                                                                   --------       --------
              Net noncurrent deferred tax asset (liability)......  $  4,672       $(18,073)
                                                                   ========       ========

     The Company has federal and state net operating loss carryforwards for tax purposes expiring as follows:

                      YEAR ENDING DECEMBER 31:                     FEDERAL         STATE
    -------------------------------------------------------------  --------       --------
    2009.........................................................  $ 45,238       $ 45,238
    2010.........................................................   212,982        212,982

                                INTERKNIT, INC.

NOTE F -- RELATED PARTY TRANSACTIONS

     All of the Company's shareholders are management employees of a company to whom Interknit, Inc. sells the majority of its production. The Company also buys some raw materials from the related company.

     The Company's related party transactions as a result of the above relationships are summarized as follows:

                                        SIX MONTHS ENDED JUNE 30,     YEARS ENDED DECEMBER 31,
                                        -------------------------     -------------------------
                                           1996           1995           1995           1994
                                        ----------     ----------     ----------     ----------
                                        (UNAUDITED)    (UNAUDITED)
    Sales of greige goods.............  $2,363,026     $1,442,000     $3,162,211     $2,338,439
    Purchases of raw materials........  $   24,647     $  287,825     $  288,642     $  265,759

     Receivables and payables related to the above transactions are as follows:



                                                                          DECEMBER 31,
                                                         JUNE 30,     ---------------------
                                                           1996         1995         1994
                                                         --------     --------     --------
                                                         (UNAUDITED)
    Accounts receivable -- trade.......................  $464,692     $135,829     $363,749
    Accounts payable -- trade..........................  $  5,967     $  1,081     $  1,222

NOTE G -- COMMITMENTS AND CONTINGENCIES

     LEASES. The Company leases its manufacturing facility under an informal agreement. Rental expense for the years ended December 31, 1995 and 1994 was $24,000 and $12,000 for the six month periods ended June 30, 1996 and 1995.

     STOCKHOLDERS' AGREEMENT. Pursuant to an agreement between the Company and its stockholders, upon the death, total disability, voluntary retirement or termination of employment with Ridgeview, Inc. of any stockholder, the Company agrees to purchase all of the shares owned by such stockholder at a price to be determined on a "multiple times earnings value" formula, as defined.

                        RIDGEVIEW, INC. AND SUBSIDIARIES

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

     The following unaudited pro forma condensed consolidated balance sheet as of June 30, 1996 gives effect to the proposed acquisition of Interknit as if such event had occurred on June 30, 1996. The unaudited pro forma statements of income for the six months ended June 30, 1995 and the year ended December 31, 1995 give effect to the acquisition of Seneca and the proposed acquisition of Interknit as if such events had occurred on January 1, 1995. See Note 2 to the Company's consolidated financial statements. The unaudited pro forma statement of income for the six months ended June 30, 1996 gives effect to the proposed acquisition of Interknit as if such event had occurred on January 1, 1996. The unaudited pro forma statement of income for the year ended December 31, 1994 gives effect to the proposed acquisition of Interknit as if such event had occurred on January 1, 1994. Interknit had no operations in the year ended December 31, 1993.

     The pro forma condensed consolidated information has been prepared by the Company's management and is based on the historical financial statements of the Company, Seneca and Interknit. These pro forma condensed consolidated financial statements may not be indicative of the results that actually would have occurred if the combinations had been in effect on the dates indicated or which may be obtained in the future.

                        RIDGEVIEW, INC. AND SUBSIDIARIES

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 JUNE 30, 1996
                                  (UNAUDITED)

                                         RIDGEVIEW    INTERKNIT    ADJUSTMENTS            PRO FORMA
                                        -----------   ----------   -----------           -----------
ASSETS
Accounts receivable...................  $11,630,003   $  722,794    $(305,841)(B.1(a))   $12,046,956
Inventories...........................   19,074,777      105,575      (47,500)(B.1(b))    19,132,852
Other current assets..................      608,050       27,891                             635,941
                                        -----------   ----------                          ----------
  Total current assets................   31,312,830      856,260                          31,815,749
Property, plant and equipment, net....   10,242,418    1,345,125                          11,587,543
Other assets..........................    1,092,387      108,587                           1,200,974
Excess of cost over fair value of net
  assets acquired, less
  amortization........................    1,797,153                                        1,797,153
                                        -----------   ----------    ---------             ----------
  Total assets........................  $44,444,788   $2,309,972    $(353,341)           $46,401,419
                                        ===========   ==========    =========             ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable......................  $ 6,439,336   $  392,687    $(305,841)(B.1(a))   $ 6,526,182
Current portion of long-term debt.....    6,038,292      218,943                           6,257,235
Other current liabilities.............    3,722,668      236,816      (17,100)(B.1(c))     3,942,384
                                        -----------   ----------                          ----------
  Total current liabilities...........   16,200,296      848,446                          16,724,801
Long-term debt, less current
  portion.............................   17,516,384    1,255,051                          18,771,435
Other liabilities.....................    2,621,874       38,958                           2,660,832
                                        -----------   ----------                          ----------
  Total liabilities...................   36,338,554    2,142,455                          38,158,068
Shareholders' equity..................    8,106,234      167,517      (30,400)(B.1(c))     8,243,351
                                        -----------   ----------    ---------             ----------
  Total liabilities and shareholders'
     equity...........................  $44,444,788   $2,309,972    $(353,341)           $46,401,419
                                        ===========   ==========    =========             ==========

 See accompanying notes to unaudited pro forma condensed consolidated financial statements.

                        RIDGEVIEW, INC. AND SUBSIDIARIES

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                         SIX MONTHS ENDED JUNE 30, 1996
                                  (UNAUDITED)

                                        RIDGEVIEW    INTERKNIT    ADJUSTMENTS            PRO FORMA
                                       -----------   ----------   -----------           -----------
Net sales............................  $31,799,404   $3,300,002   $(2,387,673)(B.2(a))  $32,711,733
Costs of goods sold..................   25,656,306    2,921,709     2,340,173(B.2(a))    26,237,842
                                       -----------   ----------                         -----------
Gross profit.........................    6,143,098      378,293                           6,473,891
Selling, general and administrative
  expenses...........................    4,901,083       51,222                           4,952,305
                                       -----------   ----------                         -----------
Operating income.....................    1,242,015      327,071                           1,521,586
Interest expense.....................    1,063,672       66,610                           1,130,282
Other income, net....................       28,938                                           28,938
Income taxes.........................       77,796       88,511       (17,100)(B.2(b))      149,207
                                       -----------   ----------   -----------           -----------
Net income...........................  $   129,485   $  171,950   $   (30,400)          $   271,035
                                       ===========   ==========   ===========           ===========
Net income per share.................  $      0.10                                      $      0.17
                                       ===========                                      ===========
Weighted average shares
  outstanding........................    1,354,852                                        1,594,852
                                       ===========                                      ===========

 See accompanying notes to unaudited pro forma condensed consolidated financial statements.

                        RIDGEVIEW, INC. AND SUBSIDIARIES

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                         SIX MONTHS ENDED JUNE 30, 1995
                                  (UNAUDITED)

                                                                                              PRO
                             RIDGEVIEW      SENECA     INTERKNIT    ADJUSTMENTS              FORMA
                            -----------   ----------   ----------   -----------           -----------
Net sales.................  $21,474,024   $4,768,572   $1,512,902   $(1,729,825)(B.3(a))  $26,025,673
Costs of goods sold.......   16,921,693    3,904,326    1,565,288     1,787,775(B.3(b))    20,603,532
                            -----------   ----------   ----------                         -----------
Gross profit (loss).......    4,552,331      864,246      (52,386)                          5,422,141
Selling, general and
  administrative
  expenses................    3,714,346      636,876        8,279        76,685(B.3(c))     4,436,186
                            -----------   ----------   ----------                         -----------
Operating income (loss)...      837,985      227,370      (60,665)                            985,955
Interest expense..........      520,155       44,770       39,751       301,313(B.3(d))       905,989
Other income, net.........       17,525                     6,013                              23,538
Income taxes..............       97,804       73,040      (29,804)      (74,165)(B.3(e))       66,875
                            -----------   ----------   ----------   -----------           -----------
Net income (loss).........  $   237,551   $  109,560   $  (64,599)  $  (245,883)          $    36,629
                            ===========   ==========   ==========   ===========           ===========
Net income per share......  $      0.18                                                   $      0.02
                            ===========                                                   ===========
Weighted average shares
  outstanding.............    1,352,663                                                     1,592,663
                            ===========                                                   ===========

 See accompanying notes to unaudited pro forma condensed consolidated financial statements.

                        RIDGEVIEW, INC. AND SUBSIDIARIES

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1995
                                  (UNAUDITED)

                             RIDGEVIEW      SENECA     INTERKNIT    ADJUSTMENTS            PRO FORMA
                            -----------   ----------   ----------   -----------           -----------
Net sales.................  $54,407,813   $4,768,572   $3,876,758   $(3,450,853)(B.3(a))  $59,602,290
Costs of goods sold.......   43,723,004    3,904,326    3,825,248     3,508,803(B.3(b))    47,943,775
                            -----------   ----------   ----------                         -----------
Gross profit..............   10,684,809      864,246       51,510                          11,658,515
Selling, general and
  administrative
  expenses................    8,668,711      636,876       66,005        76,685(B.3(c))     9,448,277
                            -----------   ----------   ----------                         -----------
Operating income (loss)...    2,016,098      227,370      (14,495)                          2,210,238
Interest expense..........    1,583,336       44,770       84,910       301,313(B.3(d))     2,014,329
Other income, net.........      102,581                    15,530                             118,111
Income taxes..............      238,808       73,040      (28,326)      (74,165)(B.3(e))      209,357
                            -----------   ----------   ----------   -----------           -----------
Net income (loss).........  $   296,535   $  109,560   $  (55,549)  $  (245,883)          $   104,663
                            ===========   ==========   ==========   ===========           ===========
Net income per share......  $      0.22                                                   $      0.07
                            ===========                                                   ===========
Weighted average shares
  outstanding.............    1,349,894                                                     1,589,894
                            ===========                                                   ===========

 See accompanying notes to unaudited pro forma condensed consolidated financial statements.

                        RIDGEVIEW, INC. AND SUBSIDIARIES

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1994
                                  (UNAUDITED)

                                        RIDGEVIEW    INTERKNIT    ADJUSTMENTS            PRO FORMA
                                       -----------   ----------   -----------           -----------
Net sales............................  $40,093,456   $2,338,439   $(2,604,198)(B.4(a))  $39,827,697
Cost of goods sold...................   30,963,362    2,166,924     2,556,698(B.4(a))    30,573,588
                                       -----------   ----------                         -----------
Gross profit.........................    9,130,094      171,515                           9,254,109
Selling, general and administrative
  expenses...........................    6,768,104       65,305                           6,833,409
                                       -----------   ----------                         -----------
Operating income.....................    2,361,990      106,210                           2,420,700
Interest expense.....................      828,466       58,064                             886,530
Other income, net....................       53,781                                           53,781
Income taxes.........................      573,013       22,030       (17,100)(B.4(b))      577,943
                                       -----------   ----------   -----------           -----------
Net income (loss)....................  $ 1,014,292   $   26,116   $   (30,400)          $ 1,010,008
                                       ===========   ==========   ===========           ===========
Net income per share.................  $      0.75                                      $      0.64
                                       ===========                                      ===========
Weighted average shares
  outstanding........................    1,350,152                                        1,590,152
                                       ===========                                      ===========

 See accompanying notes to unaudited pro forma condensed consolidated financial statements.

                        RIDGEVIEW, INC. AND SUBSIDIARIES

                   NOTES TO PRO FORMA CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS
                                  (UNAUDITED)

A. GENERAL

     On June 28, 1995, the Company acquired all of the outstanding capital stock of Seneca for $3.0 million in cash and $4.0 million in notes payable in a transaction that was accounted for as a purchase. The purchase price exceeded the fair value of the net assets acquired by $1.9 million, which is being amortized over 15 years using the straight-line method.

     Immediately prior to completion of this Offering, the Company will acquire all of the outstanding stock of Interknit, a corporation affiliated with the Company through common ownership of its shares by certain shareholders of the Company. Interknit was established for the purpose of providing a consistent, reliable supply of greige goods to the Company's sock finishing and shipping facility in Ft. Payne, Alabama. Pursuant to an exchange agreement by and among the Company and the shareholders of Interknit, the shareholders of Interknit will, immediately prior to completion of this Offering, transfer all of the outstanding capital stock of Interknit to the Company in exchange for an aggregate of 240,000 shares of Common Stock. The acquisition of Interknit will be accounted for as a pooling of interests. The aggregate number of shares of Common Stock to be issued in the acquisition was determined by the Company in part on the basis of a valuation of Interknit's business performed by Interstate/Johnson Lane Corporation.

B. PRO FORMA ADJUSTMENTS

     1. Balance sheet as of June 30, 1996.

          (a) The adjustments to accounts receivable and accounts payable eliminate the intercompany receivable and payable between the Company and Interknit.

          (b) The adjustment to inventories eliminates intercompany profits included in the Company's ending inventory.

          (c) The adjustments to other liabilities and shareholders' equity reflect the tax effect of the elimination of intercompany profits included in the Company's ending inventory.

     2. Statement of income for the six months ended June 30, 1996.

          (a) The adjustments to net sales and cost of goods sold reflect the elimination of sales of greige goods by Interknit to the Company and sales of raw materials by the Company to Interknit. The adjustment to cost of goods sold also reflects the elimination of intercompany profits included in the Company's ending inventory.

          (b) The adjustment to income taxes reflects the net of tax effect of the elimination of intercompany profits included in the Company's ending inventory.

     3. Statements of income for the year ended December 31, 1995 and the six months ended June 30, 1995, which for Seneca reflect operations for the period from January 1, 1995 to June 28, 1995.

          (a) The adjustment to net sales reflects the elimination of sales of greige goods by Interknit to the Company and sales of raw materials by the Company to Interknit.

          (b) The adjustment to cost of goods sold reflects the decrease in depreciation expense arising from recording Seneca's property, plant and equipment at its fair value in connection with the acquisition. The adjustment also reflects the decrease in cost of goods sold by eliminating sales between the Company and Interknit.

                        RIDGEVIEW, INC. AND SUBSIDIARIES

                   NOTES TO PRO FORMA CONDENSED CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONCLUDED)
                                  (UNAUDITED)

          (c) The adjustment to selling, general and administrative expenses reflects the increase in amortization expense arising from the excess of cost over book value of assets acquired (goodwill) and organizational costs related to the Seneca Acquisition.

          (d) This pro forma adjustment reflects the interest expense incurred on the notes payable issued in connection with the Seneca Acquisition.

          (e) This pro forma adjustment reflects the decrease in the income tax provision arising from net deductible expenses for book purposes and an increase in deferred tax expense arising from an increase in tax depreciation over book related to the Seneca Acquisition.

     4. Statements of income for the year ended December 31, 1994.

          (a) The adjustment to net sales and cost of goods sold reflect the elimination of sales of greige goods by Interknit to the Company and sales of raw materials by the Company to Interknit. The adjustment to cost of goods sold also reflects the elimination of intercompany profits included in the Company's ending inventory.

          (b) The adjustment to income taxes reflects the net of tax effect of the elimination of intercompany profits included in the Company's ending inventory.

------------------------------------------------------
------------------------------------------------------

  NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    1
Risk Factors..........................    6
Use of Proceeds.......................   11
Dividend Policy.......................   12
Capitalization........................   12
Dilution..............................   13
Selected Consolidated Financial
  Data................................   14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   16
Business..............................   26
Management............................   43
Certain Transactions..................   47
Principal and Management
  Shareholders........................   50
Selling Shareholders..................   51
Description of Capital Stock..........   52
Shares Eligible for Future Sale.......   55
Underwriting..........................   56
Legal Matters.........................   57
Experts...............................   58
Additional Information................   58
Trademark Information.................   59
Financial Statements..................  F-1


                             ---------------------

  Until                , 1996 (25 days after the date of this Prospectus), all
dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
                                1,600,000 SHARES

                              (LOGO) RIDGEVIEW(R)

                                  COMMON STOCK
                               -----------------
                                   PROSPECTUS
                                         , 1996
                               -----------------

                            INTERSTATE/JOHNSON LANE
                                   CORPORATION

                           SCOTT & STRINGFELLOW, INC.
------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated expenses to be incurred in connection with this offering:

    Securities and Exchange Commission filing fee.............................  $  6,980
    Nasdaq National Market listing fee........................................    20,600
    National Association of Securities Dealers filing fee.....................     3,490
    Printing and shipping expenses............................................   101,000
    Legal fees and expenses...................................................   175,000
    Accounting fees and expenses..............................................   260,000
    Blue Sky fees and expenses................................................    10,000
    Transfer agent's fees.....................................................    10,000
    Miscellaneous expenses....................................................    12,930
                                                                                 -------
      Total...................................................................  $600,000
                                                                                 =======

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 55-2-02 of the North Carolina Business Corporation Act (the "Business Corporation Act") enables a corporation in its articles of incorporation to eliminate or limit, with certain exceptions, the personal liability of a director for monetary damages for breach of duty as a director. No such provision is effective to eliminate or limit a director's liability for
(i) acts or omissions that the director at the time of the breach knew or believed to be clearly in conflict with the best interests of the corporation,
(ii) improper distributions described in Section 55-8-33 of the Business Corporation Act, (iii) any transaction from which the director derived an improper personal benefit, or (iv) acts or omissions occurring prior to the date the exculpatory provision became effective. The Company's Articles of Incorporation limit the personal liability of its directors to the fullest extent permitted by the Business Corporation Act.

     Sections 55-8-50 through 55-8-58 of the Business Corporation Act permit a corporation to indemnify its directors and officers under either or both a statutory or nonstatutory scheme of indemnification. Under the statutory scheme, a corporation may, with certain exceptions, indemnify a director or officer of the corporation who was, is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative, or investigative, because of the fact that such person was a director or officer of the corporation, or is or was serving at the request of such corporation as a director, officer, agent or employee of another corporation or enterprise. This indemnity may include the obligation to pay any judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) and reasonable expenses, including attorneys' fees, incurred in connection with a proceeding; provided that no such indemnification may be granted unless such director or officer (i) conducted himself or herself in good faith, (ii) reasonably believed that (A) any action taken in his or her official capacity with the corporation was in the best interests of the corporation and (B) in all other cases, his or her conduct was at least not opposed to the corporation's best interests, and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. In accordance with Section 55-8-55 of the Business Corporation Act, the determination of whether a director has met the requisite standard of conduct for the type of indemnification set forth above is made by the board of directors, a committee of directors, special legal counsel or the shareholders. A corporation may not indemnify a director under the statutory scheme in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with a proceeding in which a director was adjudged liable on the basis of having received an improper personal benefit.

     In addition to, and notwithstanding the conditions of and limitations on indemnification described above under the statutory scheme, Section 55-8-57 of the Business Corporation Act permits a corporation in its articles of incorporation or bylaws or by contract or resolution to indemnify or agree to indemnify any of its directors or officers against liability and expenses, including attorneys' fees, in any proceeding (including proceedings brought by or on behalf of the corporation) arising out of their status as such or their activities in such capacities, except for any liabilities or expenses incurred on account of activities that were, at the time taken, known or believed by the person to be clearly in conflict with the best interests of the corporation. Pursuant to this nonstatutory scheme, the Company's Bylaws provide for indemnification to the fullest extent permitted by law of any person who at any time serves or has served as an officer, employee or a director of the Company, or who, while serving as an officer, employee or a director of the Company, serves or has served at the request of the Company as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or as a trustee or administrator under an employee benefit plan; provided such persons have not engaged in activities known or believed by the person who undertook them to be clearly in conflict with the Company's best interests when they occurred.

     Sections 55-8-52 and 55-8-56 of the Business Corporation Act require a corporation, unless its articles of incorporation provide otherwise, to indemnify a director or officer who has been wholly successful on the merits or otherwise in the defense of any proceeding to which such director or officer was, or was threatened to be made, a party. Unless prohibited by the articles of incorporation, a director or officer also may make application and obtain court-ordered indemnification if the court determines that such director or officer is fairly and reasonably entitled to such indemnification in view of all the relevant circumstances as provided in Sections 55-8-54 and 55-8-56 of the Business Corporation Act.

     In addition, Section 55-8-57 of the Business Corporation Act authorizes a corporation to purchase and maintain insurance on behalf of an individual who is or was a director or officer of the corporation against certain liabilities incurred by such persons, whether or not the corporation is otherwise authorized by the Business Corporation Act to indemnify such party. The Company intends to purchase insurance to protect itself and its directors and officers against expense or loss arising from any action, suit or proceeding brought by reason of the fact that any person is a director or officer of the Company. The policy is expected to provide for the payment on behalf of its directors and officers of losses which arise from claims (including claims made under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended) against the directors and officers for a wrongful act while acting in that capacity. The policy is also expected to provide for payment of losses which the Company may be required or permitted to pay as indemnity due the directors or officers for claims against them for wrongful acts.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (A) EXHIBITS


  EXHIBIT
    NO.
  -------
    1      --   Form of Underwriting Agreement.*
    2.1    --   Share Exchange Agreement dated August 27, 1996 by and among
                Ridgeview, Inc. and the shareholders of Interknit, Inc.*
    3.1    --   Articles of Incorporation of Ridgeview, Inc., as amended and restated.*
    3.2    --   Bylaws of Ridgeview, Inc., as amended and restated.*
    4      --   Form of stock certificate for Ridgeview, Inc. Common Stock.*
    5      --   Opinion of Moore & Van Allen, PLLC.*
   10.1    --   License Agreement dated as of January 1, 1994 by and between
                Ellen Tracy, Inc. and Ridgeview, Inc.*
   10.2    --   License Agreement dated May 28, 1996 between Jones Investment
                Co., Inc. and Ridgeview, Inc.*
   10.3    --   Loan and Security Agreement (Term Loan) dated as of January 10,
                1995 between Ridgeview, Inc. and NationsBank, N.A. (Carolinas).*

  EXHIBIT
    NO.
  -------
   10.4    --   First Amendment to Loan and Security Agreement (Term Loan) dated as of June 28,
                1995 between Ridgeview, Inc. and NationsBank of Georgia, N.A.*
   10.5    --   Second Amendment to Loan and Security Agreement (Term Loan) dated October 1995 between Ridgeview, Inc. and NationsBank of Georgia, N.A.*
   10.6    --   Third Amendment to Loan and Security Agreement (Term Loan) dated as of June 11,
                1996 between Ridgeview, Inc. and NationsBank, N.A. (South).*
   10.7    --   Loan and Security Agreement (Revolving Loans) dated as of January 10, 1995 between
                Ridgeview, Inc. and NationsBank of Georgia, N.A.*
   10.8    --   First Amendment to Loan and Security Agreement (Revolving Loans) dated as of June
                28, 1995 by and between Ridgeview, Inc. and NationsBank of Georgia, N.A.*
   10.9    --   Second Amendment to Loan and Security Agreement (Revolving Loans) dated October
                1995 by and between Ridgeview, Inc. and NationsBank of Georgia, N.A.*
   10.10   --   Third Amendment to Loan and Security Agreement (Revolving Loans) dated as of June
                11, 1996 by and between Ridgeview, Inc. and NationsBank, N.A. (South).*
   10.11   --   Form of Loan and Security Agreement for outstanding loans from Metlife Capital
                Corporation to Interknit, Inc.*
   10.12   --   Mortgage and Security Agreement dated June 28, 1995 between Ridgeview, Inc. and
                NationsBank of Georgia, N.A.*
   10.13   --   Deed of Trust and Security Agreement (Term Loans) dated as of January 10, 1995 by and among Ridgeview, Inc., Christopher C. Kupec and NationsBank, N.A.
                (Carolinas).*
   10.14   --   Deed of Trust and Security Agreement (Revolving Loans) dated as of January 10,
                1995, by and among Ridgeview, Inc., Christopher C. Kupec and NationsBank of
                Georgia, N.A.*
   10.15   --   First Amendment to Deed of Trust and Security Agreement (Revolving Loans) dated as of June 11, 1996, by and among Ridgeview, Inc., Christopher C. Kupec and
                NationsBank, National Association (South).*
   10.16   --   Security Agreement dated as of June 28, 1995 by and between Seneca Knitting Mills
                Corporation and NationsBank of Georgia, N.A.*
   10.17   --   Corporate Guaranty Agreement dated June 28, 1996 issued by Ridgeview, Inc. to
                Clara G. Souhan guaranteeing payment of a promissory note dated June 28, 1996 made by Seneca Knitting Mills Corporation payable to the order of Clara G. Souhan.*
   10.18   --   Agreement for Sale of Capital Stock dated April 27, 1995, between George G.
                Souhan, Susan C. Souhan, Geb F. Souhan, Elizabeth M. Souhan and Timothy J.J.
                Souhan and Ridgeview, Inc.*
   10.19   --   Agreement for Sale of Capital Stock Amendment No. 1 dated June 28, 1995, between
                George C. Souhan, Susan C. Souhan, Geb F. Souhan, Elizabeth M. Souhan and Timothy
                J.J. Souhan and Ridgeview, Inc.*
   10.20   --   Amended and Restated Promissory Note dated June 28, 1996 of Ridgeview, Inc.
                payable to the order of George G. Souhan.*
   10.21   --   Salary Continuation Agreement dated March 1, 1983 by and between Ridgeview Mills,
                Inc. and Albert C. Gaither.*
   10.22   --   Salary Continuation Agreement dated March 1, 1983 by and between Ridgeview Mills,
                Inc. and Hugh R. Gaither.*
   10.23   --   First Amendment to Salary Continuation Agreement by and between Ridgeview, Inc.
                and Hugh R. Gaither dated June 8, 1992.*
   10.24   --   Salary Continuation Agreement dated March 1, 1983 by and between Ridgeview Mills,
                Inc. and William D. Durrant.*
   10.25   --   First Amendment to Salary Continuation Agreement by and between Ridgeview, Inc.
                and William D. Durrant dated June 8, 1992.*
   10.26   --   Salary Continuation Agreement dated June 8, 1992 by and between Ridgeview, Inc.
                and Susan Gaither Jones.*

  EXHIBIT
    NO.
  -------
   10.27   --   Salary Continuation Agreement dated July 1, 1996 by and between Ridgeview, Inc.
                and Walter L. Bost, Jr.*
   10.28   --   Split Dollar Life Insurance Agreement dated January 1, 1992 between Ridgeview,
                Inc. and Albert C. Gaither.*
   10.29   --   Ridgeview, Inc. 1995 Omnibus Stock Option Plan as amended and restated.*
   10.30   --   Commitment letter dated August 28, 1996 between Ridgeview, Inc. and NationsBank,
                National Association (South).*
   10.31   --   Promissory Note dated June 28, 1996 of Seneca Knitting Mills Corporation payable to the order of Clara Souhan.*
   10.32   --   Description of Incentive Bonus Arrangements for Named Executive Officers.*
   10.33   --   Ridgeview, Inc. Stock Option Plan for Outside Directors.*
   10.34   --   Fourth Amendment to Loan and Security Agreement (Term Loan) dated as of September
                6, 1996 by and between Ridgeview, Inc. and NationsBank, N.A. (South).*
   10.35   --   Fourth Amendment to Loan and Security Agreement (Revolving Loans) dated as of
                September 6, 1996 by and between Ridgeview, Inc. and NationsBank, N.A. (South).*
   10.36   --   Second Amendment to Deed of Trust and Security Agreement (Revolving Loans) dated as of September 6, 1996 by and among Ridgeview, Inc., Christopher C. Kupec and
                NationsBank, National Association (South).*
   10.37   --   Letter, dated October 3, 1996, from NationsBank, N.A. (South) to Walter L. Bost,
                Jr. regarding a conditional commitment to modify the terms of the Loan and
                Security Agreement (Revolving Loans), dated as of January 10, 1995, as amended, and Loan and Security Agreement (Term Loan), dated as of January 10, 1995, as amended.*
   16      --   Letter dated October 8, 1996 Regarding Change in Certifying Accountant.*
   21      --   Subsidiaries of Ridgeview, Inc.*
   23.1    --   Consent of BDO Seidman, LLP.*
   23.2    --   Consent of KPMG.*
   23.3    --   Consent of Mengel, Metzger, Barr & Co. LLP.*
   23.4    --   Consent of Moore & Van Allen, PLLC (included in Exhibit 5).*
   23.5    --   Consent of Whisnant & Company.*
   24      --   Power of Attorney.*
   27      --   Financial Data Schedule (for SEC use only).*


     (B) SCHEDULES

  Report of Independent Certified Public Accountants.*
  Schedule II -- Valuation and Qualifying Accounts.*
---------------

 * Previously Filed

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on October 28, 1996.


                                          RIDGEVIEW, INC.

                                          By:    /s/  WALTER L. BOST, JR.
                                            ------------------------------------
                                                    Walter L. Bost, Jr.
                                             Executive Vice President and Chief
                                                      Financial Officer

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                  SIGNATURE                                TITLE                     DATE
---------------------------------------------  ------------------------------  -----------------
           /s/  ALBERT C. GAITHER*             Chairman and Director           October 28, 1996
---------------------------------------------
              Albert C. Gaither

            /s/  HUGH R. GAITHER*              President, Chief Executive      October 28, 1996
---------------------------------------------    Officer and Director
               Hugh R. Gaither

          /s/  WILLIAM D. DURRANT*             Executive Vice                  October 28, 1996
---------------------------------------------    President -- Sales and
             William D. Durrant                  Marketing and Director

          /s/  WALTER L. BOST, JR.             Executive Vice President and    October 28, 1996
---------------------------------------------    Chief Financial Officer
             Walter L. Bost, Jr.

          /s/  SUSAN GAITHER JONES*            Vice President and Director     October 28, 1996
---------------------------------------------
             Susan Gaither Jones

            /s/  P. DOUGLAS YODER              Chief Accounting Officer and    October 28, 1996
---------------------------------------------    Comptroller (Principal
              P. Douglas Yoder                   Accounting Officer)

          /s/  J. MICHAEL GAITHER*             Secretary and Director          October 28, 1996
---------------------------------------------
             J. Michael Gaither

       /s/  CLAUDE S. ABERNETHY, JR.*          Director                        October 28, 1996
---------------------------------------------
          Claude S. Abernethy, Jr.


* By:     /s/  WALTER L. BOST, JR.
      ----------------------------------------
             Attorney-in-Fact

                               INDEX TO EXHIBITS


  EXHIBIT
    NO.                                      DESCRIPTION OF EXHIBITS
  -------       ----------------------------------------------------------------------------------
    1      --   Form of Underwriting Agreement.*
    2.1    --   Share Exchange Agreement dated August 27, 1996 by and among Ridgeview, Inc. and the shareholders of Interknit, Inc.*
    3.1    --   Articles of Incorporation of Ridgeview, Inc., as amended and restated.*
    3.2    --   Bylaws of Ridgeview, Inc., as amended and restated.*
    4      --   Form of stock certificate for Ridgeview, Inc. Common Stock.*
    5      --   Opinion of Moore & Van Allen, PLLC.*
   10.1    --   License Agreement dated as of January 1, 1994 by and between Ellen Tracy, Inc. and
                Ridgeview, Inc.*
   10.2    --   License Agreement dated May 28, 1996 between Jones Investment Co., Inc. and
                Ridgeview, Inc.*
   10.3    --   Loan and Security Agreement (Term Loan) dated as of January 10, 1995 between
                Ridgeview, Inc. and NationsBank, N.A. (Carolinas).*
   10.4    --   First Amendment to Loan and Security Agreement (Term Loan) dated as of June 28,
                1995 between Ridgeview, Inc. and NationsBank of Georgia, N.A.*
   10.5    --   Second Amendment to Loan and Security Agreement (Term Loan) dated October 1995 between Ridgeview, Inc. and NationsBank of Georgia, N.A.*
   10.6    --   Third Amendment to Loan and Security Agreement (Term Loan) dated as of June 11,
                1996 between Ridgeview, Inc. and NationsBank, N.A. (South).*
   10.7    --   Loan and Security Agreement (Revolving Loans) dated as of January 10, 1995 between
                Ridgeview, Inc. and NationsBank of Georgia, N.A.*
   10.8    --   First Amendment to Loan and Security Agreement (Revolving Loans) dated as of June
                28, 1995 by and between Ridgeview, Inc. and NationsBank of Georgia, N.A.*
   10.9    --   Second Amendment to Loan and Security Agreement (Revolving Loans) dated October
                1995 by and between Ridgeview, Inc. and NationsBank of Georgia, N.A.*
   10.10   --   Third Amendment to Loan and Security Agreement (Revolving Loans) dated as of June
                11, 1996 by and between Ridgeview, Inc. and NationsBank, N.A. (South).*
   10.11   --   Form of Loan and Security Agreement for outstanding loans from Metlife Capital
                Corporation to Interknit, Inc.*
   10.12   --   Mortgage and Security Agreement dated June 28, 1995 between Ridgeview, Inc. and
                NationsBank of Georgia, N.A.*
   10.13   --   Deed of Trust and Security Agreement (Term Loans) dated as of January 10, 1995 by and among Ridgeview, Inc., Christopher C. Kupec and NationsBank, N.A.
                (Carolinas).*
   10.14   --   Deed of Trust and Security Agreement (Revolving Loans) dated as of January 10,
                1995, by and among Ridgeview, Inc., Christopher C. Kupec and NationsBank of
                Georgia, N.A.*
   10.15   --   First Amendment to Deed of Trust and Security Agreement (Revolving Loans) dated as of June 11, 1996, by and among Ridgeview, Inc., Christopher C. Kupec and
                NationsBank, National Association (South).*
   10.16   --   Security Agreement dated as of June 28, 1995 by and between Seneca Knitting Mills
                Corporation and NationsBank of Georgia, N.A.*
   10.17   --   Corporate Guaranty Agreement dated June 28, 1996 issued by Ridgeview, Inc. to
                Clara G. Souhan guaranteeing payment of a promissory note dated June 28, 1996 made by Seneca Knitting Mills Corporation payable to the order of Clara G. Souhan.*
   10.18   --   Agreement for Sale of Capital Stock dated April 27, 1995, between George G.
                Souhan, Susan C. Souhan, Geb F. Souhan, Elizabeth M. Souhan and Timothy J.J.
                Souhan and Ridgeview, Inc.*
   10.19   --   Agreement for Sale of Capital Stock Amendment No. 1 dated June 28, 1995, between
                George C. Souhan, Susan C. Souhan, Geb F. Souhan, Elizabeth M. Souhan and Timothy
                J.J. Souhan and Ridgeview, Inc.*
   10.20   --   Amended and Restated Promissory Note dated June 28, 1996 of Ridgeview, Inc.
                payable to the order of George G. Souhan.*

  EXHIBIT
    NO.                                      DESCRIPTION OF EXHIBITS
  -------       ----------------------------------------------------------------------------------
   10.21   --   Salary Continuation Agreement dated March 1, 1983 by and between Ridgeview Mills,
                Inc. and Albert C. Gaither.*
   10.22   --   Salary Continuation Agreement dated March 1, 1983 by and between Ridgeview Mills,
                Inc. and Hugh R. Gaither.*
   10.23   --   First Amendment to Salary Continuation Agreement by and between Ridgeview, Inc.
                and Hugh R. Gaither dated June 8, 1992.*
   10.24   --   Salary Continuation Agreement dated March 1, 1983 by and between Ridgeview Mills,
                Inc. and William D. Durrant.*
   10.25   --   First Amendment to Salary Continuation Agreement by and between Ridgeview, Inc.
                and William D. Durrant dated June 8, 1992.*
   10.26   --   Salary Continuation Agreement dated June 8, 1992 by and between Ridgeview, Inc.
                and Susan Gaither Jones.*
   10.27   --   Salary Continuation Agreement dated July 1, 1996 by and between Ridgeview, Inc.
                and Walter L. Bost, Jr.*
   10.28   --   Split Dollar Life Insurance Agreement dated January 1, 1992 between Ridgeview,
                Inc. and Albert C. Gaither.*
   10.29   --   Ridgeview, Inc. 1995 Omnibus Stock Option Plan as amended and restated.*
   10.30   --   Commitment letter dated August 28, 1996 between Ridgeview, Inc. and NationsBank,
                National Association (South).*
   10.31   --   Promissory Note dated June 28, 1996 of Seneca Knitting Mills Corporation payable to the order of Clara Souhan.*
   10.32   --   Description of Incentive Bonus Arrangements for Named Executive Officers.*
   10.33   --   Ridgeview, Inc. Stock Option Plan for Outside Directors.*
   10.34   --   Fourth Amendment to Loan and Security Agreement (Term Loan) dated as of September
                6, 1996 by and between Ridgeview, Inc. and NationsBank, N.A. (South).*
   10.35   --   Fourth Amendment to Loan and Security Agreement (Revolving Loans) dated as of
                September 6, 1996 by and between Ridgeview, Inc. and NationsBank, N.A. (South).*
   10.36   --   Second Amendment to Deed of Trust and Security Agreement (Revolving Loans) dated as of September 6, 1996 by and among Ridgeview, Inc., Christopher C. Kupec and
                NationsBank, National Association (South).*
   10.37   --   Letter, dated October 3, 1996, from NationsBank, N.A. (South) to Walter L. Bost,
                Jr. regarding a conditional commitment to modify the terms of the Loan and
                Security Agreement (Revolving Loans), dated as of January 10, 1995, as amended, and Loan and Security Agreement (Term Loan), dated as of January 10, 1995, as amended.*
   16      --   Letter dated October 8, 1996 Regarding Change in Certifying Accountant.*
   21      --   Subsidiaries of Ridgeview, Inc.*
   23.1    --   Consent of BDO Seidman, LLP.*
   23.2    --   Consent of KPMG.*
   23.3    --   Consent of Mengel, Metzger, Barr & Co. LLP.*
   23.4    --   Consent of Moore & Van Allen, PLLC (included in Exhibit 5).*
   23.5    --   Consent of Whisnant & Company.*
   24      --   Power of Attorney.*
   27      --   Financial Data Schedule (for SEC use only).*


     (B) SCHEDULES

  Report of Independent Certified Public Accountants.*
  Schedule II -- Valuation and Qualifying Accounts.*
---------------

 * Previously Filed